# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| CWABS, Inc. | 0001021913 |
|---|---|
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, November 30, 2004, Series 2004-EC1** | **333-118926** |

Name of Person Filing the Document
(If Other than the Registrant)

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: 11/23/04

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
| --- | --- | --- |
| 99.1 | Computational Materials | P* |

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# ABS New Transaction

## Computational Materials

**$669,513,000**
**(Approximate)**

**CWABS, Inc.**
Depositor

***CPT ASSET-BACKED CERTIFICATES, SERIES 2004-EC1***


Countrywide
HOME LOANS

Seller

Litton Loan Servicing, LP
Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment an tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

*Preliminary Term Sheet* *Date Prepared: November 9, 2004*

## $669,513,000 (Approximate)
## CPT Asset-Backed Certificates, Series 2004-EC1

| Class (1)(2) | Principal Balance (3) | WAL (Years) Call/Mat (4) | Payment Window (Mos) Call/Mat(4) | Expected Ratings (S&P/Moodys) (5) | Last Scheduled Distribution Date | Certificate Type |
|---|---|---|---|---|---|---|
| 1-A-1 | $328,830,000 | 2.03 / 2.23 | 1-72 / 1-179 | AAA/Aaa | March 2035 | Floating Rate Super Senior |
| 1-A-2 | 82,207,000 | 2.03 / 2.23 | 1-72 / 1-179 | AAA/Aaa | March 2035 | Floating Rate Senior Mezzanine |
| 2-A-1 | 63,412,000 | 0.90 / 0.90 | 1-20 / 1-20 | AAA/Aaa | May 2024 | Floating Rate Senior |
| 2-A-2 | 66,190,000 | 2.40 / 2.40 | 20-68 / 20-68 | AAA/Aaa | December 2033 | Floating Rate Senior |
| 2-A-3 | 11,580,000 | 5.96 / 8.20 | 68-72 / 68-174 | AAA/Aaa | March 2035 | Floating Rate Senior |
| M-1 | 33,562,000 | 4.71 / 5.19 | 47-72 / 47-145 | AA+/Aa1 | Feb 2035 | Floating Rate Mezzanine |
| M-2 | 21,798,000 | 4.45 / 4.91 | 44-72 / 44-135 | AA/Aa2 | Jan 2035 | Floating Rate Mezzanine |
| M-3 | 13,494,000 | 4.35 / 4.78 | 42-72 / 42-126 | AA-/Aa3 | Jan 2035 | Floating Rate Mezzanine |
| M-4 | 12,110,000 | 4.29 / 4.69 | 41-72 / 41-120 | A+/A1 | Dec 2034 | Floating Rate Mezzanine |
| M-5 | 12,110,000 | 4.24 / 4.61 | 40-72 / 40-113 | A/A2 | Dec 2034 | Floating Rate Mezzanine |
| M-6 | 10,380,000 | *Not Offered Herein (144A)* | | | | Floating Rate Mezzanine |
| M-7 | 6,920,000 | *Not Offered Herein (144A)* | | | | Floating Rate Mezzanine |
| B | 6,920,000 | *Not Offered Herein (144A)* | | | | Floating Rate Subordinate |
| **Total:** | **$669,513,000** | | | | | |

(1) *The Class 1-A-1 and Class 1-A-2 Certificates (collectively, the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates (collectively, the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Together, the Class 1-A Certificates and Class 2-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*

(2) *The margins on the Senior Certificates and the Subordinate Certificates will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard and Poor's, Wioletta Frankowicz (212) 915-8743; Moody's, Elizabeth Mooney (212) 438-7636.*

| | |
|---|---|
| *Trust:* | CPT Asset-Backed Certificates, Series 2004-EC1. |
| *Depositor:* | CWABS, Inc. |
| *Seller:* | Countrywide Home Loans, Inc (*"Countrywide"*). |
| *Originator:* | Encore Credit Corportion. |
| *Master Servicer:* | Litton Loan Servicing, LP. |
| *Underwriter:* | Countrywide Securities Corporation. |
| *Trustee/Custodian:* | The Bank of New York, a New York banking corporation. |
| *Offered Certificates:* | The Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are together referred to herein as the "*Offered Certificates.*" |
| *Non-Offered Certificates:* | The "*Non-Offered Certificates*" consist of the Class M-6, Class M-7, Class B, Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "*Certificates.*" |

| | |
|---|---|
| *Federal Tax Status:* | It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes. |
| *Registration:* | The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System. |
| *Private Placement:* | The Class M-6, Class M-7 and Class B Certificates (the "Privately Placed Certificates") have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or registered under any state securities or "blue sky" legislation. The Privately Placed Certificates will be offered and sold in reliance on the exemption provided by Rule 144A under the Securities Act. The Privately Placed Certificates are not offered herein. |
| *Statistical Pool Calculation Date:* | November 1, 2004. |
| *Cut-off Date:* | As to any Mortgage Loan, the later of November 1, 2004 and the origination date of such Mortgage Loan. |
| *Expected Pricing Date:* | November [10], 2004. |
| *Expected Closing Date:* | November 30, 2004. |
| *Expected Settlement Date:* | November 30, 2004. |
| *Distribution Date:* | The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in December 2004. |
| *Accrued Interest:* | The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat). |
| *Interest Accrual Period:* | With respect to the Offered Certificates, for each Distribution Date it will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). |
| *ERISA Eligibility:* | The Senior Certificates and the Subordinate Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations. |
| *SMMEA Eligibility:* | Certificates will not constitute "mortgage related securities" for the purposes of SMMEA. |
| *Optional Termination:* | The terms of the transaction allow for a clean-up call ("*Clean-up Call*"), which may be exercised by the Master Servicer once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. |

*Pricing Prepayment Speed*: The Senior Certificates and the Subordinate Certificates will be priced based on the following collateral prepayment assumptions:

| Fixed Rate Mortgage Loans |
|---|
| 100% PPC assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter). |

| Adjustable Rate Mortgage Loans |
|---|
| 100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 until month 27 and decreasing and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC. |

*Mortgage Loans:* The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of fixed and adjustable rate first and second lien Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "**Mortgage Pool**"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans in the Statistical Pool was approximately $692,003,644 of which: (i) approximately $437,337,219 were conforming balance adjustable rate mortgage loans and approximately $77,747,240 were conforming balance fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***") and (ii) approximately $152,508,833 were adjustable rate mortgage loans and approximately $24,410,352 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the "***Mortgage Loans***").

*Pass-Through Rate:* The "***Pass-Through Rate***" for each class of Senior Certificates and Subordinate Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such class, and (b) the related Net Rate Cap.

*Adjusted Net Mortgage Rate:* The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

*Net Rate Cap:*

The "*Net Rate Cap*" is generally equal to the following (subject to certain exceptions described in the prospectus supplement):

| Class | |
|---|---|
| 1-A | The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis). |
| 2-A | The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis). |
| Subordinate Certificates | The weighted average of the Net Rate Caps of the Class 1-A and Class 2-A Certificates, in each case, weighted on the basis of the excess of the aggregate principal balance of the related Mortgage Loans over the aggregate principal balance of the Class 1-A or Class 2-A Certificates, as applicable (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis). |

*Net Rate Carryover:*

For any Class of Senior Certificates or Subordinate Certificates and any Distribution Date, the "*Net Rate Carryover*" will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the applicable Pass-Through Rate had not been limited by the applicable Net Rate Cap over (ii) the amount of interest accrued based on the applicable Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from both loan groups, as described under the heading "Certificates Priority of Distributions" below.

*Corridor Contracts:*

The Trust will include three Corridor Contracts for the benefit of the (i) Class 1-A Certificates, (ii) Class 2-A Certificates and (iii) Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the related Corridor Contracts will each amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates any related Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates any related Net Rate Carryover, and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates any related Net Rate Carryover. Amounts received under each Corridor Contract will be paid to the related Class or Classes of Certificates, pro rata, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Class C Certificates and will not be available for payments of any Net Rate Carryover on any class of Certificates on future Distribution Dates.

*Credit Enhancement:*

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

| Class | S&P/ Moodys | Initial Subordination (1) | Target Subordination at Stepdown (1) |
|---|---|---|---|
| 1-A | AAA/Aaa | 20.20% | 40.40% |
| 2-A | AAA/Aaa | 20.20% | 40.40% |
| M-1 | AA+/Aa1 | 15.35% | 30.70% |
| M-2 | AA/Aa2 | 12.20% | 24.40% |
| M-3 | AA-/Aa3 | 10.25% | 20.50% |
| M-4 | A+/A1 | 8.50% | 17.00% |
| M-5 | A/A2 | 6.75% | 13.50% |
| M-6 | A-/A3 | 5.25% | 10.50% |
| M-7 | BBB+/Baa1 | 4.25% | 8.50% |
| B | BBB/Baa2 | 3.25% | 6.50% |

(1) Initial O/C at closing is 3.25%. Does not include any credit for Excess Interest.

*Subordination:*

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any. The Class 1-A-2 Certificates will provide additional subordination to the Class 1-A-1 Certificates, to the extent described under *"Allocation of Losses"* below.

*Overcollateralization:*

On the Closing Date, the aggregate principal balance of the Mortgage Loans will exceed the aggregate principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow, if any, and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses again.

*Overcollateralization Target:*

Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 3.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Initial Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 6.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

*Excess Cashflow:*

*"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

*Trigger Event:*

A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

*Delinquency Trigger:* With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds 41.00% of the Senior Enhancement Percentage. As used above, the "*Senior Enhancement Percentage*" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate principal balance of the Mortgage Loans for the preceding Distribution Date.

*Cumulative Loss Trigger:* With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

| Period *(month)* | Percentage |
|---|---|
| 37 – 48 | 3.50% with respect to December 2007, plus an additional 1/12th of 1.75% for each month thereafter |
| 49 – 60 | 5.25% with respect to December 2008, plus an additional 1/12th of 1.50% for each month thereafter |
| 61 – 72 | 6.75% with respect to December 2009, plus an additional 1/12th of 1.00% for each month thereafter |
| 73+ | 7.75% |

*Group 1 Sequential Trigger Event:* A Group 1 Sequential Trigger Event is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses on the Mortgage Loans divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 3.50%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

*Stepdown Date:* The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and
(ii) the later to occur of:
   a. the Distribution Date in December 2007.
   b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 59.60% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

*Allocation of Losses:* Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class has been reduced to zero. Any additional realized losses on the Group 1 Mortgage Loans will be allocated to the Class 1-A-2 Certificates until the certificate principal balance of that class is reduced to zero.

*Certificates Priority of Distributions:*

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (i) current and unpaid interest, concurrently (a) from interest funds related to the Group 1 Mortgage Loans concurrently to each class of Class 1-A Certificates, pro rata, based on their respective entitlements, (b) from interest funds related to the Group 2 Mortgage Loans concurrently to each class of Class 2-A Certificates, pro rata, based on their respective entitlements, (ii) from any remaining interest funds related to all of the Mortgage Loans to each class of Senior Certificates, any remaining current and unpaid interest as described in the prospectus supplement, and (iii) from any remaining interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;
2) Principal funds, as follows: (i) principal funds related to all Mortgage Loans, concurrently, (a) to the Class 1-A-1 Certificates and Class 1-A-2 Certificates, pro rata, provided, however, that if a Group 1 Sequential Trigger Event is in effect, sequentially, until the certificate principal balances thereof have been reduced to zero and (b) the Class 2-A Certificates (as described below under "Principal Paydown" and "Class 2-A Principal Distributions" below), then (ii) from any remaining principal funds related to all of the Mortgage Loans sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Any Excess Cashflow to the Senior Certificates and/or the Subordinate Certificates (as applicable) to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay first, any unpaid realized loss amounts on the Class 1-A-2 Certificates, and second, to pay (a) any unpaid interest, then (b) any unpaid realized loss amounts sequentially for each class, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover for each class of Senior Certificates and Subordinate Certificates still remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above), payable on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover; and
6) To the Class C Certificates, any remaining amount.

*Principal Paydown:*

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, the Class 1-A or Class 2-A Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the prospectus supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority from principal funds related to all of the Mortgage Loans: (i) first, concurrently and pro rata based on the related principal distribution amount to be paid to such class, to (a) the Class 1-A-1 Certificates and Class 1-A-2 Certificates, pro rata, until the certificate principal balances thereof have been reduced to zero (b) the Class 2-A Certificates (as described below under "Class 2-A Principal Distributions" below), such that the Senior Certificates in the aggregate will have 40.40% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 30.70% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 24.40% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 20.50% subordination, (v) fifth, to the Class

M-4 Certificates such that the Class M-4 Certificates will have 17.00% subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 13.50% subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 10.50% subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 8.50% subordination, (ix) ninth, to the Class B Certificates such that the Class B Certificates will 6.50% subordination and; provided, however, that the subordination for each class or classes will be subject to the O/C Floor for the related Loan Group or Loan Groups.

As described in the prospectus supplement, under certain circumstances principal or interest from one Loan Group may be used to pay the Senior Certificates related to the other Loan Group.

*Class 2-A Principal Distributions:*

Principal distributed on the Class 2-A Certificates will be applied sequentially, to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, in that order, in each case until the certificate principal balances thereof are reduced to zero.

Provided, however, that if (i) the aggregate certificate principal balance of the Senior Certificates is greater than the aggregate principal balance of all the Mortgage Loans in the Mortgage Pool and (ii) the aggregate certificate principal balance of the Class 2-A Certificates is greater than the principal balance of the Mortgage Loans in Loan Group 2, the distributions on the Class 2-A Certificates will be made pro rata based on the certificate principal balances of the Class 2-A Certificates.

[Discount Margin Tables, Available Funds Schedules and Collateral Tables to Follow]

## Discount Margin Tables (%) (1)

Class 1-A-1 (To Call)

Margin 0.34%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 34 | 34 | 34 | 34 | 34 |
| WAL (yr) | 18.92 | 2.67 | 2.03 | 1.49 | 1.27 |
| MDUR (yr) | 14.71 | 2.54 | 1.96 | 1.46 | 1.25 |
| First Prin Pay | Dec04 | Dec04 | Dec04 | Dec04 | Dec04 |
| Last Prin Pay | Aug33 | Aug12 | Nov10 | Jul09 | Jun07 |

Class 1-A-1 (To Maturity)

Margin 0.34%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 34 | 36 | 37 | 35 | 34 |
| WAL (yr) | 18.96 | 2.92 | 2.23 | 1.57 | 1.27 |
| MDUR (yr) | 14.73 | 2.73 | 2.12 | 1.53 | 1.25 |
| First Prin Pay | Dec04 | Dec04 | Dec04 | Dec04 | Dec04 |
| Last Prin Pay | Sep34 | Apr23 | Oct19 | Mar17 | Jun07 |

Class 1-A-2 (To Call)

Margin 0.39%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 39 | 39 | 39 | 39 | 39 |
| WAL (yr) | 18.92 | 2.67 | 2.03 | 1.49 | 1.27 |
| MDUR (yr) | 14.64 | 2.54 | 1.95 | 1.46 | 1.25 |
| First Prin Pay | Dec04 | Dec04 | Dec04 | Dec04 | Dec04 |
| Last Prin Pay | Aug33 | Aug12 | Nov10 | Jul09 | Jun07 |

Class 1-A-2 (To Maturity)

Margin 0.39%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 39 | 42 | 42 | 41 | 39 |
| WAL (yr) | 18.96 | 2.92 | 2.23 | 1.57 | 1.27 |
| MDUR (yr) | 14.66 | 2.73 | 2.12 | 1.53 | 1.25 |
| First Prin Pay | Dec04 | Dec04 | Dec04 | Dec04 | Dec04 |
| Last Prin Pay | Sep34 | Apr23 | Oct19 | Mar17 | Jun07 |

(1) See definition of Pricing Prepayment Speed above.

Class 2-A-1 (To Call)

Margin 0.17%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 17 | 17 | 17 | 17 | 17 |
| WAL (yr) | 12.00 | 1.06 | 0.90 | 0.78 | 0.66 |
| MDUR (yr) | 10.31 | 1.05 | 0.89 | 0.78 | 0.66 |
| First Prin Pay | Dec04 | Dec04 | Dec04 | Dec04 | Dec04 |
| Last Prin Pay | Nov23 | Sep06 | Jul06 | Apr06 | Jan06 |

Class 2-A-1 (To Maturity)

Margin 0.17%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 17 | 17 | 17 | 17 | 17 |
| WAL (yr) | 12.00 | 1.06 | 0.90 | 0.78 | 0.66 |
| MDUR (yr) | 10.31 | 1.05 | 0.89 | 0.78 | 0.66 |
| First Prin Pay | Dec04 | Dec04 | Dec04 | Dec04 | Dec04 |
| Last Prin Pay | Nov23 | Sep06 | Jul06 | Apr06 | Jan06 |

Class 2-A-2 (To Call)

Margin 0.32%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 32 | 32 | 32 | 32 | 32 |
| WAL (yr) | 23.84 | 3.31 | 2.40 | 1.89 | 1.67 |
| MDUR (yr) | 18.08 | 3.17 | 2.33 | 1.85 | 1.64 |
| First Prin Pay | Nov23 | Sep06 | Jul06 | Apr06 | Jan06 |
| Last Prin Pay | Jun33 | Mar12 | Jul10 | May07 | Dec06 |

Class 2-A-2 (To Maturity)

Margin 0.32%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 32 | 32 | 32 | 32 | 32 |
| WAL (yr) | 23.84 | 3.31 | 2.40 | 1.89 | 1.67 |
| MDUR (yr) | 18.08 | 3.17 | 2.33 | 1.85 | 1.64 |
| First Prin Pay | Nov23 | Sep06 | Jul06 | Apr06 | Jan06 |
| Last Prin Pay | Jun33 | Mar12 | Jul10 | May07 | Dec06 |

Class 2-A-3 (To Call)

Margin 0.50%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 50 | 50 | 50 | 50 | 50 |
| WAL (yr) | 28.73 | 7.71 | 5.97 | 2.99 | 2.30 |
| MDUR (yr) | 20.24 | 7.00 | 5.54 | 2.87 | 2.23 |
| First Prin Pay | Jun33 | Mar12 | Jul10 | May07 | Dec06 |
| Last Prin Pay | Aug33 | Aug12 | Nov10 | Jul09 | Jun07 |

Class 2-A-3 (To Maturity)

Margin 0.50%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 51 | 62 | 63 | 58 | 50 |
| WAL (yr) | 29.23 | 10.58 | 8.30 | 3.71 | 2.30 |
| MDUR (yr) | 20.47 | 9.18 | 7.41 | 3.47 | 2.23 |
| First Prin Pay | Jun33 | Mar12 | Jul10 | May07 | Dec06 |
| Last Prin Pay | Sep34 | Jan23 | Sep19 | Feb17 | Jun07 |

Class M-1 (To Call)

Margin 0.60%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 60 | 60 | 60 | 60 | 60 |
| WAL (yr) | 26.41 | 5.17 | 4.71 | 4.65 | 3.47 |
| MDUR (yr) | 18.85 | 4.80 | 4.42 | 4.38 | 3.31 |
| First Prin Pay | Apr27 | Apr08 | Oct08 | Jul09 | Jun07 |
| Last Prin Pay | Aug33 | Aug12 | Nov10 | Jul09 | Jul08 |

Class M-1 (To Maturity)

Margin 0.60%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 60 | 63 | 62 | 68 | 71 |
| WAL (yr) | 26.52 | 5.77 | 5.19 | 6.56 | 5.65 |
| MDUR (yr) | 18.90 | 5.26 | 4.81 | 6.00 | 5.20 |
| First Prin Pay | Apr27 | Apr08 | Oct08 | Dec09 | Jun07 |
| Last Prin Pay | Aug34 | Jan20 | Dec16 | Sep14 | Jul14 |

Class M-2 (To Call)

Margin 0.65%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 65 | 65 | 65 | 65 | 65 |
| WAL (yr) | 26.41 | 5.13 | 4.45 | 4.57 | 3.65 |
| MDUR (yr) | 18.74 | 4.76 | 4.19 | 4.30 | 3.48 |
| First Prin Pay | Apr27 | Mar08 | Jul08 | Mar09 | Jul08 |
| Last Prin Pay | Aug33 | Aug12 | Nov10 | Jul09 | Jul08 |

Class M-2 (To Maturity)

Margin 0.65%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 65 | 68 | 68 | 68 | 70 |
| WAL (yr) | 26.52 | 5.70 | 4.91 | 5.03 | 4.37 |
| MDUR (yr) | 18.78 | 5.19 | 4.56 | 4.69 | 4.12 |
| First Prin Pay | Apr27 | Mar08 | Jul08 | Mar09 | Aug08 |
| Last Prin Pay | Jul34 | Jan19 | Feb16 | Dec13 | Dec11 |

Class M-3 (To Call)

Margin 0.70%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 70 | 70 | 70 | 70 | 70 |
| WAL (yr) | 26.41 | 5.11 | 4.35 | 4.23 | 3.60 |
| MDUR (yr) | 18.62 | 4.73 | 4.08 | 4.00 | 3.43 |
| First Prin Pay | Apr27 | Feb08 | May08 | Nov08 | May08 |
| Last Prin Pay | Aug33 | Aug12 | Nov10 | Jul09 | Jul08 |

Class M-3 (To Maturity)

Margin 0.70%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
|---|---|---|---|---|---|
| DM @ 100-00 | 70 | 73 | 73 | 73 | 73 |
| WAL (yr) | 26.52 | 5.65 | 4.78 | 4.60 | 3.90 |
| MDUR (yr) | 18.67 | 5.14 | 4.44 | 4.31 | 3.69 |
| First Prin Pay | Apr27 | Feb08 | May08 | Nov08 | May08 |
| Last Prin Pay | Jul34 | Mar18 | May15 | May13 | Jun11 |

Class M-4 (To Call)

| Margin | 1.00% | | | | |
|---|---|---|---|---|---|
| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
| DM @ 100-00 | 100 | 100 | 100 | 100 | 100 |
| WAL (yr) | 26.41 | 5.10 | 4.29 | 4.04 | 3.41 |
| MDUR (yr) | 17.96 | 4.68 | 4.00 | 3.79 | 3.24 |
| First Prin Pay | Apr27 | Jan08 | Apr08 | Aug08 | Feb08 |
| Last Prin Pay | Aug33 | Aug12 | Nov10 | Jul09 | Jul08 |

Class M-4 (To Maturity)

| Margin | 1.00% | | | | |
|---|---|---|---|---|---|
| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
| DM @ 100-00 | 100 | 104 | 104 | 104 | 103 |
| WAL (yr) | 26.52 | 5.61 | 4.69 | 4.38 | 3.68 |
| MDUR (yr) | 18.00 | 5.06 | 4.32 | 4.08 | 3.47 |
| First Prin Pay | Apr27 | Jan08 | Apr08 | Aug08 | Feb08 |
| Last Prin Pay | Jun34 | Aug17 | Nov14 | Dec12 | Feb11 |

Class M-5 (To Call)

| Margin | 1.15% | | | | |
|---|---|---|---|---|---|
| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
| DM @ 100-00 | 115 | 115 | 115 | 115 | 115 |
| WAL (yr) | 26.41 | 5.08 | 4.24 | 3.89 | 3.27 |
| MDUR (yr) | 17.64 | 4.64 | 3.94 | 3.65 | 3.10 |
| First Prin Pay | Apr27 | Jan08 | Mar08 | Jun08 | Dec07 |
| Last Prin Pay | Aug33 | Aug12 | Nov10 | Jul09 | Jul08 |

Class M-5 (To Maturity)

| Margin | 1.15% | | | | |
|---|---|---|---|---|---|
| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 120% | 150% |
| DM @ 100-00 | 115 | 119 | 119 | 119 | 119 |
| WAL (yr) | 26.51 | 5.55 | 4.61 | 4.21 | 3.52 |
| MDUR (yr) | 17.68 | 4.98 | 4.23 | 3.91 | 3.31 |
| First Prin Pay | Apr27 | Jan08 | Mar08 | Jun08 | Dec07 |
| Last Prin Pay | Jun34 | Nov16 | Apr14 | Jun12 | Oct10 |

[Available Funds Schedules and Collateral Tables to Follow]





## Class 1-A Corridor Contract Agreement Schedule and Strike Rates

| Period | Notional Schedule ($) | Cap Strike (%) | Cap Ceiling (%) | Period | Notional Schedule ($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|---|---|---|---|
| 1 | 411,037,000 | 7.92227 | 9.25000 | 41 | 52,448,961 | 8.70121 | 8.70121 |
| 2 | 406,952,856 | 6.34045 | 9.25000 | 42 | 52,448,961 | 8.98946 | 8.98946 |
| 3 | 401,821,536 | 6.34035 | 9.25000 | 43 | 52,448,961 | 8.68033 | 8.68033 |
| 4 | 395,647,902 | 7.04635 | 9.25000 | 44 | 52,448,961 | 8.96648 | 8.96648 |
| 5 | 388,442,654 | 6.36876 | 9.24771 | 45 | 52,448,961 | 8.65794 | 8.65794 |
| 6 | 380,225,040 | 6.58976 | 9.24758 | 46 | 52,448,961 | 8.64662 | 8.64662 |
| 7 | 371,016,504 | 6.36899 | 9.24766 | 47 | 52,448,961 | 9.05266 | 9.05266 |
| 8 | 360,847,655 | 6.58948 | 9.24758 | 48 | 52,448,961 | 8.74076 | 8.74076 |
| 9 | 349,758,233 | 6.36874 | 9.24767 | 49 | 52,448,961 | 9.02793 | 9.02793 |
| 10 | 337,929,401 | 6.36859 | 9.24767 | 50 | 52,448,961 | 8.71645 | 8.99868 |
| 11 | 325,407,532 | 6.71134 | 9.23190 | 51 | 52,448,961 | 8.70418 | 9.00952 |
| 12 | 313,250,833 | 6.48652 | 9.23222 | 52 | 52,448,961 | 9.64988 | 9.64988 |
| 13 | 301,442,521 | 6.71067 | 9.23165 | 53 | 52,448,961 | 8.82060 | 9.17177 |
| 14 | 289,972,502 | 6.48574 | 9.23226 | 54 | 52,448,961 | 9.10947 | 9.11333 |
| 15 | 278,830,993 | 6.48535 | 9.23229 | 55 | 52,448,961 | 8.79425 | 9.19263 |
| 16 | 268,008,499 | 7.20656 | 9.23042 | 56 | 51,297,924 | 9.08191 | 9.13483 |
| 17 | 257,495,796 | 6.53069 | 9.17366 | 57 | 49,734,246 | 8.76743 | 9.21355 |
| 18 | 247,287,848 | 6.75633 | 9.17090 | 58 | 48,220,757 | 8.75390 | 9.22409 |
| 19 | 237,371,846 | 6.52984 | 9.17355 | 59 | 46,755,783 | 9.15231 | 9.24319 |
| 20 | 227,739,346 | 6.75535 | 9.17111 | 60 | 45,337,343 | 8.83584 | 9.31830 |
| 21 | 218,382,163 | 6.52889 | 9.17375 | 61 | 43,964,246 | 9.12390 | 9.76454 |
| 22 | 209,292,348 | 6.52840 | 9.17385 | 62 | 42,634,981 | 8.80712 | 9.83892 |
| 23 | 183,374,710 | 8.64609 | 8.86320 | 63 | 41,348,089 | 8.79266 | 9.84931 |
| 24 | 159,886,603 | 8.32714 | 8.88106 | 64 | 40,102,164 | 9.74543 | 9.74543 |
| 25 | 138,570,858 | 8.57826 | 8.87498 | 65 | 38,895,847 | 8.87825 | 9.96212 |
| 26 | 119,220,776 | 8.25821 | 8.89340 | 66 | 37,727,928 | 9.16700 | 9.91254 |
| 27 | 112,033,750 | 8.25092 | 8.89471 | 67 | 36,597,032 | 8.84783 | 9.98185 |
| 28 | 105,107,393 | 9.15338 | 9.15338 | 68 | 35,501,934 | 9.13512 | 9.93332 |
| 29 | 98,412,036 | 8.47746 | 8.47746 | 69 | 34,441,450 | 8.81685 | 10.00203 |
| 30 | 91,963,383 | 8.75954 | 8.75954 | 70 | 33,414,439 | 8.80127 | 10.01219 |
| 31 | 85,728,649 | 8.46023 | 8.46023 | 71 | 32,419,796 | 9.11340 | 9.96865 |
| 32 | 79,700,540 | 8.74151 | 8.74151 | 72 | 31,456,517 | 8.79558 | 10.03581 |
| 33 | 73,872,017 | 8.44263 | 8.44263 | | | | |
| 34 | 68,236,286 | 8.43371 | 8.43371 | | | | |
| 35 | 62,786,787 | 8.85831 | 8.85831 | | | | |
| 36 | 57,531,483 | 8.55711 | 8.55711 | | | | |
| 37 | 52,448,961 | 8.84061 | 8.84061 | | | | |
| 38 | 52,448,961 | 8.53754 | 8.53754 | | | | |
| 39 | 52,448,961 | 8.52764 | 8.52764 | | | | |
| 40 | 52,448,961 | 9.12232 | 9.12232 | | | | |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Class 2-A Corridor Contract Agreement Schedule and Strike Rates

| Period | Notional Schedule ($) | Cap Strike (%) | Cap Ceiling (%) | Period | Notional Schedule ($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|---|---|---|---|
| 1 | 141,182,000 | 7.50802 | 9.25000 | 41 | 17,567,106 | 8.70224 | 8.70224 |
| 2 | 139,790,800 | 6.00644 | 9.25000 | 42 | 17,567,106 | 8.99380 | 8.99380 |
| 3 | 138,038,875 | 6.00643 | 9.25000 | 43 | 17,567,106 | 8.68617 | 8.68617 |
| 4 | 135,927,794 | 6.67679 | 9.25000 | 44 | 17,567,106 | 8.97421 | 8.97421 |
| 5 | 133,461,144 | 6.06787 | 9.25000 | 45 | 17,567,106 | 8.66705 | 8.66705 |
| 6 | 130,646,339 | 6.27851 | 9.25000 | 46 | 17,567,106 | 8.65737 | 8.65737 |
| 7 | 127,489,712 | 6.06798 | 9.25000 | 47 | 17,567,106 | 9.06667 | 9.06667 |
| 8 | 124,001,519 | 6.27867 | 9.25000 | 48 | 17,567,106 | 8.75653 | 8.75653 |
| 9 | 120,200,063 | 6.06828 | 9.25000 | 49 | 17,567,106 | 9.04596 | 9.11248 |
| 10 | 116,139,681 | 6.06867 | 9.25000 | 50 | 17,567,106 | 8.73557 | 9.19066 |
| 11 | 111,835,441 | 6.43395 | 9.22994 | 51 | 17,567,106 | 8.72497 | 9.19994 |
| 12 | 107,656,378 | 6.21866 | 9.23062 | 52 | 17,567,106 | 9.67475 | 9.67475 |
| 13 | 103,597,100 | 6.43461 | 9.23000 | 53 | 17,567,106 | 8.84641 | 9.36157 |
| 14 | 99,654,145 | 6.21930 | 9.23067 | 54 | 17,567,106 | 9.13843 | 9.30841 |
| 15 | 95,824,149 | 6.21962 | 9.23069 | 55 | 17,567,106 | 8.82398 | 9.37989 |
| 16 | 92,103,846 | 6.91315 | 9.22865 | 56 | 17,361,117 | 9.11438 | 9.32675 |
| 17 | 88,490,065 | 6.30349 | 9.17864 | 57 | 16,826,038 | 8.80055 | 9.39775 |
| 18 | 84,981,552 | 6.52216 | 9.17636 | 58 | 16,308,291 | 8.78871 | 9.40676 |
| 19 | 81,573,394 | 6.30391 | 9.17882 | 59 | 15,807,295 | 9.21925 | 9.43157 |
| 20 | 78,262,693 | 6.52259 | 9.17654 | 60 | 15,322,211 | 8.90167 | 9.49948 |
| 21 | 75,046,635 | 6.30433 | 9.17900 | 61 | 14,852,775 | 9.19357 | 9.95018 |
| 22 | 71,922,489 | 6.30455 | 9.17910 | 62 | 14,398,465 | 8.87613 | 10.01704 |
| 23 | 62,931,613 | 8.53127 | 8.96539 | 63 | 13,958,772 | 8.86325 | 10.02590 |
| 24 | 54,748,507 | 8.22329 | 8.97842 | 64 | 13,533,211 | 9.82533 | 9.85103 |
| 25 | 47,325,350 | 8.47883 | 8.97356 | 65 | 13,121,308 | 8.97051 | 10.13600 |
| 26 | 40,589,749 | 8.16988 | 8.98674 | 66 | 12,722,674 | 9.26401 | 10.09143 |
| 27 | 38,095,251 | 8.16466 | 8.98753 | 67 | 12,336,800 | 8.94320 | 10.15347 |
| 28 | 35,706,063 | 9.05968 | 9.05968 | 68 | 11,963,259 | 9.23520 | 10.10913 |
| 29 | 33,397,119 | 8.48134 | 8.48134 | 69 | 11,601,641 | 8.91518 | 10.17069 |
| 30 | 31,174,369 | 8.76493 | 8.76493 | 70 | 11,251,550 | 8.90106 | 10.17935 |
| 31 | 29,025,866 | 8.46684 | 8.46684 | 71 | 10,912,603 | 9.22559 | 10.12924 |
| 32 | 26,949,069 | 8.74980 | 8.74980 | 72 | 10,584,473 | 8.90575 | 10.19057 |
| 33 | 24,941,522 | 8.45206 | 8.45206 | | | | |
| 34 | 23,000,858 | 8.44456 | 8.44456 | | | | |
| 35 | 21,124,789 | 8.83774 | 8.83774 | | | | |
| 36 | 19,315,925 | 8.54871 | 8.54871 | | | | |
| 37 | 17,567,106 | 8.83355 | 8.83355 | | | | |
| 38 | 17,567,106 | 8.53228 | 8.53228 | | | | |
| 39 | 17,567,106 | 8.52396 | 8.52396 | | | | |
| 40 | 17,567,106 | 9.12008 | 9.12008 | | | | |

## Subordinate Corridor Contract Agreement Schedule and Strike Rates

| Period | Notional Schedule ($) | Cap Strike (%) | Cap Ceiling (%) | Period | Notional Schedule ($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|---|---|---|---|
| 1 | 117,294,000 | 7.81636 | 8.25000 | 41 | 102,630,738 | 8.70147 | 8.70147 |
| 2 | 117,294,000 | 6.25505 | 8.25000 | 42 | 97,226,735 | 8.99057 | 8.99057 |
| 3 | 117,294,000 | 6.25498 | 8.25000 | 43 | 91,999,754 | 8.68183 | 8.68183 |
| 4 | 117,294,000 | 6.95187 | 8.25000 | 44 | 86,943,757 | 8.96846 | 8.96846 |
| 5 | 117,294,000 | 6.29184 | 8.24830 | 45 | 82,052,970 | 8.66027 | 8.66027 |
| 6 | 117,294,000 | 6.51019 | 8.24821 | 46 | 77,321,817 | 8.64937 | 8.64937 |
| 7 | 117,294,000 | 6.29203 | 8.24826 | 47 | 72,744,916 | 9.05624 | 9.05624 |
| 8 | 117,294,000 | 6.51002 | 8.24820 | 48 | 68,317,480 | 8.74479 | 8.74479 |
| 9 | 117,294,000 | 6.29193 | 8.24827 | 49 | 64,034,084 | 9.03254 | 9.03254 |
| 10 | 117,294,000 | 6.29191 | 8.24826 | 50 | 59,889,846 | 8.72134 | 9.04776 |
| 11 | 117,294,000 | 6.64042 | 8.23139 | 51 | 55,880,087 | 8.70949 | 9.05820 |
| 12 | 117,294,000 | 6.41804 | 8.23181 | 52 | 52,000,291 | 9.50000 | 9.50000 |
| 13 | 117,294,000 | 6.64009 | 8.23122 | 53 | 48,246,092 | 8.82720 | 9.22031 |
| 14 | 117,294,000 | 6.41762 | 8.23185 | 54 | 44,613,283 | 9.11688 | 9.16323 |
| 15 | 117,294,000 | 6.41741 | 8.23188 | 55 | 41,097,791 | 8.80186 | 9.24054 |
| 16 | 117,294,000 | 7.13155 | 8.22997 | 56 | 39,052,710 | 9.09012 | 9.18336 |
| 17 | 117,294,000 | 6.47260 | 8.17493 | 57 | 37,858,953 | 8.77580 | 9.26011 |
| 18 | 117,294,000 | 6.69646 | 8.17230 | 58 | 36,703,603 | 8.76270 | 9.27026 |
| 19 | 117,294,000 | 6.47208 | 8.17490 | 59 | 35,585,375 | 9.16923 | 9.29080 |
| 20 | 117,294,000 | 6.69584 | 8.17250 | 60 | 34,502,665 | 8.85247 | 9.36407 |
| 21 | 117,294,000 | 6.47148 | 8.17510 | 61 | 33,454,648 | 9.14150 | 9.81143 |
| 22 | 117,294,000 | 6.47117 | 8.17519 | 62 | 32,440,164 | 8.82455 | 9.88390 |
| 23 | 117,294,000 | 8.61673 | 8.61673 | 63 | 31,458,097 | 8.81048 | 9.89388 |
| 24 | 117,294,000 | 8.30059 | 8.30059 | 64 | 30,507,369 | 9.76559 | 9.76559 |
| 25 | 117,294,000 | 8.55284 | 8.90018 | 65 | 29,586,939 | 8.90153 | 10.00599 |
| 26 | 117,294,000 | 8.23563 | 8.91726 | 66 | 28,695,896 | 9.19146 | 9.95765 |
| 27 | 117,294,000 | 8.22887 | 8.91844 | 67 | 27,833,169 | 8.87188 | 10.02512 |
| 28 | 117,294,000 | 9.12943 | 9.12943 | 68 | 26,997,819 | 9.16035 | 9.97764 |
| 29 | 117,294,000 | 8.47845 | 8.47845 | 69 | 26,188,939 | 8.84163 | 10.04454 |
| 30 | 117,294,000 | 8.76092 | 8.76092 | 70 | 25,405,655 | 8.82642 | 10.05431 |
| 31 | 117,294,000 | 8.46192 | 8.46192 | 71 | 24,647,120 | 9.14166 | 10.00910 |
| 32 | 117,294,000 | 8.74363 | 8.74363 | 72 | 23,912,577 | 8.82333 | 10.07479 |
| 33 | 117,294,000 | 8.44504 | 8.44504 | | | | |
| 34 | 117,294,000 | 8.43649 | 8.43649 | | | | |
| 35 | 117,294,000 | 8.85305 | 8.85305 | | | | |
| 36 | 117,294,000 | 8.55496 | 8.55496 | | | | |
| 37 | 117,294,000 | 8.83880 | 8.83880 | | | | |
| 38 | 117,294,000 | 8.53619 | 8.53619 | | | | |
| 39 | 113,996,248 | 8.52670 | 8.52670 | | | | |
| 40 | 108,218,678 | 9.12175 | 9.12175 | | | | |

Class 1-A Available Funds Rate Schedule (1)

| Period | Available Funds Rate (%) (2) | Available Funds Rate (%) (3) |
|---|---|---|
| 1 | 8.172 | 8.172 |
| 2 | 6.590 | 9.500 |
| 3 | 6.590 | 9.500 |
| 4 | 7.296 | 9.500 |
| 5 | 6.616 | 9.500 |
| 6 | 6.837 | 9.500 |
| 7 | 6.616 | 9.500 |
| 8 | 6.837 | 9.500 |
| 9 | 6.616 | 9.500 |
| 10 | 6.616 | 9.500 |
| 11 | 6.926 | 9.500 |
| 12 | 6.702 | 9.500 |
| 13 | 6.926 | 9.500 |
| 14 | 6.702 | 9.500 |
| 15 | 6.701 | 9.500 |
| 16 | 7.419 | 9.500 |
| 17 | 6.705 | 9.500 |
| 18 | 6.928 | 9.500 |
| 19 | 6.705 | 9.500 |
| 20 | 6.928 | 9.500 |
| 21 | 6.704 | 9.500 |
| 22 | 6.703 | 9.500 |
| 23 | 7.905 | 9.500 |
| 24 | 7.633 | 9.500 |
| 25 | 7.869 | 9.500 |
| 26 | 7.596 | 9.500 |
| 27 | 7.592 | 9.500 |
| 28 | 8.401 | 9.795 |
| 29 | 7.584 | 10.195 |
| 30 | 7.832 | 10.520 |
| 31 | 7.575 | 10.167 |
| 32 | 7.824 | 10.491 |
| 33 | 7.567 | 10.138 |
| 34 | 7.563 | 10.123 |
| 35 | 7.852 | 11.826 |
| 36 | 7.596 | 11.426 |
| 37 | 7.845 | 11.786 |
| 38 | 7.587 | 11.385 |
| 39 | 7.582 | 11.364 |

| Period | Available Funds Rate (%) (2) | Available Funds Rate (%) (3) |
|---|---|---|
| 40 | 8.100 | 12.125 |
| 41 | 7.573 | 11.371 |
| 42 | 7.820 | 11.730 |
| 43 | 7.563 | 11.330 |
| 44 | 7.810 | 11.685 |
| 45 | 7.553 | 11.286 |
| 46 | 7.548 | 11.263 |
| 47 | 7.795 | 11.661 |
| 48 | 7.538 | 11.264 |
| 49 | 7.784 | 11.615 |
| 50 | 7.528 | 11.500 |
| 51 | 7.523 | 11.500 |
| 52 | 8.323 | 12.368 |
| 53 | 7.513 | 11.500 |
| 54 | 7.758 | 11.500 |
| 55 | 7.502 | 11.500 |
| 56 | 7.747 | 11.500 |
| 57 | 7.492 | 11.500 |
| 58 | 7.486 | 11.500 |
| 59 | 7.751 | 11.500 |
| 60 | 7.496 | 11.500 |
| 61 | 7.740 | 12.000 |
| 62 | 7.485 | 12.000 |
| 63 | 7.479 | 12.000 |
| 64 | 8.274 | 12.088 |
| 65 | 7.468 | 12.000 |
| 66 | 7.711 | 12.000 |
| 67 | 7.456 | 12.000 |
| 68 | 7.699 | 12.000 |
| 69 | 7.445 | 12.000 |
| 70 | 7.439 | 12.000 |
| 71 | 7.681 | 12.000 |
| 72 | 7.427 | 12.000 |

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.086%, 6-Month LIBOR stays at 2.457%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Class 2-A Available Funds Rate Schedule (1)

| Period | Available Funds Rate (%) (2) | Available Funds Rate (%) (3) |
|---|---|---|
| 1 | 7.758 | 7.758 |
| 2 | 6.256 | 9.500 |
| 3 | 6.256 | 9.500 |
| 4 | 6.927 | 9.500 |
| 5 | 6.318 | 9.500 |
| 6 | 6.529 | 9.500 |
| 7 | 6.318 | 9.500 |
| 8 | 6.529 | 9.500 |
| 9 | 6.318 | 9.500 |
| 10 | 6.319 | 9.500 |
| 11 | 6.656 | 9.500 |
| 12 | 6.442 | 9.500 |
| 13 | 6.657 | 9.500 |
| 14 | 6.442 | 9.500 |
| 15 | 6.443 | 9.500 |
| 16 | 7.133 | 9.500 |
| 17 | 6.458 | 9.500 |
| 18 | 6.674 | 9.500 |
| 19 | 6.459 | 9.500 |
| 20 | 6.674 | 9.500 |
| 21 | 6.459 | 9.500 |
| 22 | 6.460 | 9.500 |
| 23 | 7.864 | 9.500 |
| 24 | 7.598 | 9.500 |
| 25 | 7.839 | 9.500 |
| 26 | 7.572 | 9.500 |
| 27 | 7.570 | 9.500 |
| 28 | 8.377 | 9.599 |
| 29 | 7.564 | 10.030 |
| 30 | 7.813 | 10.352 |
| 31 | 7.558 | 10.006 |
| 32 | 7.806 | 10.327 |
| 33 | 7.551 | 9.982 |
| 34 | 7.548 | 9.970 |
| 35 | 7.824 | 11.625 |
| 36 | 7.576 | 11.245 |
| 37 | 7.825 | 11.601 |
| 38 | 7.569 | 11.209 |
| 39 | 7.565 | 11.192 |

| Period | Available Funds Rate (%) (2) | Available Funds Rate (%) (3) |
|---|---|---|
| 40 | 8.083 | 11.944 |
| 41 | 7.558 | 11.178 |
| 42 | 7.807 | 11.540 |
| 43 | 7.551 | 11.149 |
| 44 | 7.799 | 11.502 |
| 45 | 7.544 | 11.112 |
| 46 | 7.540 | 11.093 |
| 47 | 7.788 | 11.466 |
| 48 | 7.533 | 11.084 |
| 49 | 7.780 | 11.500 |
| 50 | 7.526 | 11.500 |
| 51 | 7.522 | 11.500 |
| 52 | 8.323 | 12.184 |
| 53 | 7.514 | 11.500 |
| 54 | 7.761 | 11.500 |
| 55 | 7.506 | 11.500 |
| 56 | 7.752 | 11.500 |
| 57 | 7.498 | 11.500 |
| 58 | 7.494 | 11.500 |
| 59 | 7.784 | 11.500 |
| 60 | 7.528 | 11.500 |
| 61 | 7.775 | 12.000 |
| 62 | 7.520 | 12.000 |
| 63 | 7.515 | 12.000 |
| 64 | 8.316 | 12.000 |
| 65 | 7.508 | 12.000 |
| 66 | 7.754 | 12.000 |
| 67 | 7.499 | 12.000 |
| 68 | 7.745 | 12.000 |
| 69 | 7.490 | 12.000 |
| 70 | 7.486 | 12.000 |
| 71 | 7.730 | 12.000 |
| 72 | 7.477 | 12.000 |

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.086%, 6-Month LIBOR stays at 2.457%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Subordinate Available Funds Rate Schedule (1)

| Period | Available Funds Rate (%) (2) | Available Funds Rate (%) (3) |
|---|---|---|
| 1 | 8.066 | 8.066 |
| 2 | 6.505 | 8.500 |
| 3 | 6.505 | 8.500 |
| 4 | 7.202 | 8.500 |
| 5 | 6.540 | 8.500 |
| 6 | 6.758 | 8.500 |
| 7 | 6.540 | 8.500 |
| 8 | 6.758 | 8.500 |
| 9 | 6.540 | 8.500 |
| 10 | 6.540 | 8.500 |
| 11 | 6.857 | 8.500 |
| 12 | 6.636 | 8.500 |
| 13 | 6.857 | 8.500 |
| 14 | 6.635 | 8.500 |
| 15 | 6.635 | 8.500 |
| 16 | 7.346 | 8.500 |
| 17 | 6.642 | 8.500 |
| 18 | 6.863 | 8.500 |
| 19 | 6.642 | 8.500 |
| 20 | 6.863 | 8.500 |
| 21 | 6.641 | 8.500 |
| 22 | 6.641 | 8.500 |
| 23 | 7.895 | 9.227 |
| 24 | 7.624 | 8.895 |
| 25 | 7.861 | 9.500 |
| 26 | 7.590 | 9.500 |
| 27 | 7.586 | 9.500 |
| 28 | 8.395 | 9.745 |
| 29 | 7.579 | 10.153 |
| 30 | 7.827 | 10.477 |
| 31 | 7.571 | 10.126 |
| 32 | 7.819 | 10.449 |
| 33 | 7.563 | 10.098 |
| 34 | 7.559 | 10.084 |
| 35 | 7.845 | 11.774 |
| 36 | 7.591 | 11.380 |
| 37 | 7.840 | 11.739 |
| 38 | 7.582 | 11.340 |
| 39 | 7.578 | 11.320 |

| Period | Available Funds Rate (%) (2) | Available Funds Rate (%) (3) |
|---|---|---|
| 40 | 8.096 | 12.079 |
| 41 | 7.569 | 11.322 |
| 42 | 7.817 | 11.681 |
| 43 | 7.560 | 11.283 |
| 44 | 7.807 | 11.638 |
| 45 | 7.551 | 11.241 |
| 46 | 7.546 | 11.220 |
| 47 | 7.793 | 11.611 |
| 48 | 7.537 | 11.218 |
| 49 | 7.783 | 11.569 |
| 50 | 7.528 | 11.500 |
| 51 | 7.523 | 11.500 |
| 52 | 8.323 | 12.321 |
| 53 | 7.513 | 11.500 |
| 54 | 7.758 | 11.500 |
| 55 | 7.503 | 11.500 |
| 56 | 7.748 | 11.500 |
| 57 | 7.493 | 11.500 |
| 58 | 7.488 | 11.500 |
| 59 | 7.759 | 11.500 |
| 60 | 7.504 | 11.500 |
| 61 | 7.749 | 12.000 |
| 62 | 7.493 | 12.000 |
| 63 | 7.488 | 12.000 |
| 64 | 8.285 | 12.059 |
| 65 | 7.478 | 12.000 |
| 66 | 7.722 | 12.000 |
| 67 | 7.467 | 12.000 |
| 68 | 7.710 | 12.000 |
| 69 | 7.456 | 12.000 |
| 70 | 7.451 | 12.000 |
| 71 | 7.693 | 12.000 |
| 72 | 7.440 | 12.000 |

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.086%, 6-Month LIBOR stays at 2.457%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CPT-04 EC1

## Group 1

ARM and Fixed $515,084,459

Detailed Report

### Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

| | | Range |
|---|---|---|
| Total Number of Loans | 2,859 | |
| Total Outstanding Balance | $515,084,459 | |
| Average Loan Balance | $180,162 | $24,913 to $592,000 |
| WA Mortgage Rate | 7.319% | 4.790% to 12.250% |
| Net WAC | 6.810% | 4.281% to 11.741% |
| ARM Characteristics | | |
| WA Gross Margin | 6.312% | 4.950% to 9.340% |
| WA Months to First Roll | 22 | 3 to 59 |
| WA First Periodic Cap | 2.909% | 1.000% to 3.000% |
| WA Subsequent Periodic Cap | 1.955% | 1.000% to 2.000% |
| WA Lifetime Cap | 14.328% | 11.790% to 18.840% |
| WA Lifetime Floor | 7.329% | 4.790% to 11.840% |
| WA Original Term (months) | 358 | 120 to 360 |
| WA Remaining Term (months) | 356 | 118 to 359 |
| WA LTV | 78.47% | 15.00% to 100.00% |
| Percentage of Pool with CLTV > 100% | 0.00% | |
| WA FICO | 612 | |
| Secured by (% of pool) 1st Liens | 99.49% | |
| 2nd Liens | 0.51% | |
| Prepayment Penalty at Loan Orig (% of all loans) | 73.99% | |

| Top 5 States: | | Top 5 Prop: | | Doc Types: | | Purpose Codes | | Occ Codes | | Grades | | Orig PP Term | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CA | 49.81% | SFR | 74.26% | Stated In | 42.75% | RCO | 74.39% | OO | 94.89% | AA | 61.15% | 0 | 26.01% |
| IL | 11.12% | 2 FAM | 7.14% | 2 Yr Full | 31.99% | PUR | 18.70% | INV | 5.03% | A+ | 21.63% | 12 | 7.86% |
| FL | 5.20% | CND | 6.52% | 1 Yr Full | 22.16% | RNC | 6.91% | 2H | 0.08% | B | 6.91% | 24 | 50.97% |
| NY | 4.38% | PUD | 5.23% | 1 Yr Limit | 2.88% | | | | | C | 4.81% | 36 | 15.15% |
| NV | 3.41% | APUD | 2.49% | 2 Yr Limit | 0.22% | | | | | AA100 | 3.09% | | |
| | | | | | | | | | | C- | 1.97% | | |
| | | | | | | | | | | AA95 | 0.24% | | |
| | | | | | | | | | | AA 80/20 | 0.20% | | |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Group 1

### ARM and Fixed $515,084,459

### Detailed Report

**Program**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 30Y LIB6M | $8,387,360 | 42 | 1.63 | $199,699 | 6.969 | 358.14 | 631 | 84.5 |
| 1/29 LIB6M | $29,546,990 | 146 | 5.74 | $202,377 | 7.011 | 358.06 | 620 | 83.6 |
| 2/28 LIB6M | $335,273,926 | 1,862 | 65.09 | $180,061 | 7.490 | 358.06 | 598 | 79.1 |
| 2/28 LIB6M - IO | $41,101,329 | 185 | 7.98 | $222,169 | 6.492 | 358.07 | 659 | 79.6 |
| 3/27 LIB6M | $11,731,163 | 63 | 2.28 | $186,209 | 7.114 | 358.02 | 615 | 79.7 |
| 3/27 LIB6M - IO | $2,829,150 | 13 | 0.55 | $217,627 | 6.432 | 358.06 | 643 | 75.6 |
| 5/25 LIB6M | $8,467,301 | 47 | 1.64 | $180,155 | 7.068 | 358.07 | 624 | 77.1 |
| 10Yr Fixed | $206,000 | 2 | 0.04 | $103,000 | 7.263 | 118.00 | 683 | 62.3 |
| 15Yr Fixed | $1,667,148 | 18 | 0.32 | $92,619 | 7.562 | 178.39 | 617 | 70.7 |
| 15Yr Fixed - 2nd | $47,000 | 1 | 0.01 | $47,000 | 10.600 | 178.00 | 742 | 20.0 |
| 20Yr Fixed | $3,240,065 | 20 | 0.63 | $162,003 | 6.966 | 238.32 | 639 | 65.7 |
| 20Yr Fixed - 2nd | $2,130,401 | 54 | 0.41 | $39,452 | 10.605 | 236.91 | 657 | 20.7 |
| 25Yr Fixed | $802,500 | 5 | 0.16 | $160,500 | 7.071 | 298.25 | 682 | 68.1 |
| 30Yr Fixed | $66,883,811 | 382 | 12.99 | $175,089 | 7.162 | 358.08 | 640 | 75.0 |
| 30Yr Fixed - IO | $2,332,150 | 10 | 0.45 | $233,215 | 6.764 | 358.00 | 664 | 73.1 |
| 30/15 Fixed Balloon - 2nd | $438,164 | 9 | 0.09 | $48,685 | 10.639 | 177.96 | 689 | 20.0 |
| | **$515,084,459** | **2,859** | **100.00** | **$180,162** | **7.319** | **355.87** | **612** | **78.5** |

**Original Term to Maturity**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| ARM 360 | $437,337,219 | 2,358 | 84.91 | $185,470 | 7.329 | 358.06 | 607 | 79.5 |
| Fixed 120 | $206,000 | 2 | 0.04 | $103,000 | 7.263 | 118.00 | 683 | 62.3 |
| Fixed 180 | $2,152,312 | 28 | 0.42 | $76,868 | 8.255 | 178.30 | 634 | 59.3 |
| Fixed 240 | $5,370,466 | 74 | 1.04 | $72,574 | 8.410 | 237.76 | 646 | 47.9 |
| Fixed 300 | $802,500 | 5 | 0.16 | $160,500 | 7.071 | 298.25 | 682 | 68.1 |
| Fixed 360 | $69,215,961 | 392 | 13.44 | $176,571 | 7.149 | 358.08 | 641 | 74.9 |
| | **$515,084,459** | **2,859** | **100.00** | **$180,162** | **7.319** | **355.87** | **612** | **78.5** |

**Range of Current Balance**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| $0.01 - $25,000.00 | $199,638 | 8 | 0.04 | $24,955 | 10.600 | 236.50 | 656 | 26.4 |
| $25,000.01 - $50,000.00 | $2,653,833 | 64 | 0.52 | $41,466 | 9.533 | 264.87 | 643 | 38.4 |
| $50,000.01 - $75,000.00 | $12,334,222 | 196 | 2.39 | $62,930 | 8.315 | 341.25 | 598 | 74.2 |
| $75,000.01 - $100,000.00 | $19,952,128 | 224 | 3.87 | $89,072 | 7.911 | 356.48 | 596 | 77.3 |
| $100,000.01 - $150,000.00 | $81,040,824 | 643 | 15.73 | $126,035 | 7.567 | 355.60 | 603 | 79.0 |
| $150,000.01 - $200,000.00 | $111,347,688 | 635 | 21.62 | $175,351 | 7.400 | 356.22 | 608 | 77.4 |
| $200,000.01 - $250,000.00 | $109,934,808 | 489 | 21.34 | $224,816 | 7.222 | 357.06 | 611 | 77.6 |
| $250,000.01 - $300,000.00 | $107,217,767 | 389 | 20.82 | $275,624 | 7.078 | 357.12 | 617 | 79.5 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Group 1

### ARM and Fixed $515,084,459

### Detailed Report

**Range of Current Balance**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| $300,000.01 - $350,000.00 | $56,441,657 | 177 | 10.96 | $318,879 | 6.976 | 358.02 | 622 | 81.6 |
| $350,000.01 - $400,000.00 | $6,353,836 | 17 | 1.23 | $373,755 | 7.076 | 357.94 | 665 | 86.0 |
| $400,000.01 - $450,000.00 | $5,066,558 | 12 | 0.98 | $422,213 | 6.798 | 358.16 | 658 | 81.8 |
| $450,000.01 - $500,000.00 | $1,421,500 | 3 | 0.28 | $473,833 | 7.350 | 358.33 | 657 | 85.1 |
| $500,000.01 - $550,000.00 | $528,000 | 1 | 0.10 | $528,000 | 7.790 | 358.00 | 647 | 80.0 |
| $550,000.01 - $600,000.00 | $592,000 | 1 | 0.11 | $592,000 | 7.500 | 358.00 | 737 | 80.0 |
| | **$515,084,459** | **2,859** | **100.00** | **$180,162** | **7.319** | **355.87** | **612** | **78.5** |

**State**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| Alabama | $797,830 | 11 | 0.15 | $72,530 | 8.023 | 358.50 | 628 | 87.6 |
| Arizona | $3,001,170 | 19 | 0.58 | $157,956 | 7.330 | 357.03 | 663 | 85.2 |
| Arkansas | $1,837,614 | 15 | 0.36 | $122,508 | 8.315 | 358.34 | 632 | 90.8 |
| California | $256,556,809 | 1,193 | 49.81 | $215,052 | 7.064 | 355.83 | 611 | 74.4 |
| Colorado | $2,514,296 | 16 | 0.49 | $157,143 | 7.867 | 353.65 | 603 | 82.0 |
| Connecticut | $8,514,930 | 52 | 1.65 | $163,749 | 7.760 | 357.12 | 598 | 81.0 |
| Florida | $26,800,252 | 196 | 5.20 | $136,736 | 7.526 | 354.46 | 612 | 81.7 |
| Georgia | $9,021,936 | 73 | 1.75 | $123,588 | 7.782 | 355.77 | 605 | 84.1 |
| Hawaii | $1,250,987 | 5 | 0.24 | $250,197 | 6.363 | 358.00 | 634 | 81.4 |
| Idaho | $355,600 | 3 | 0.07 | $118,533 | 7.916 | 358.28 | 575 | 78.6 |
| Illinois | $57,258,203 | 321 | 11.12 | $178,374 | 7.481 | 356.54 | 624 | 84.4 |
| Indiana | $1,497,676 | 12 | 0.29 | $124,806 | 8.263 | 357.95 | 614 | 92.6 |
| Iowa | $683,640 | 6 | 0.13 | $113,940 | 7.563 | 358.00 | 624 | 91.7 |
| Kansas | $1,396,000 | 8 | 0.27 | $174,500 | 7.894 | 358.31 | 603 | 88.5 |
| Kentucky | $923,571 | 9 | 0.18 | $102,619 | 7.270 | 349.82 | 610 | 79.5 |
| Louisiana | $1,650,300 | 15 | 0.32 | $110,020 | 7.902 | 358.06 | 593 | 83.1 |
| Maine | $444,980 | 3 | 0.09 | $148,327 | 6.981 | 357.59 | 592 | 73.6 |
| Maryland | $14,148,021 | 79 | 2.75 | $179,089 | 7.477 | 357.05 | 594 | 80.9 |
| Massachusetts | $5,527,458 | 24 | 1.07 | $230,311 | 7.345 | 358.13 | 634 | 80.2 |
| Michigan | $10,586,457 | 83 | 2.06 | $127,548 | 8.004 | 358.16 | 595 | 83.9 |
| Minnesota | $5,874,478 | 37 | 1.14 | $158,770 | 7.757 | 358.20 | 615 | 84.4 |
| Mississippi | $659,458 | 5 | 0.13 | $131,892 | 8.192 | 358.81 | 591 | 88.4 |
| Missouri | $5,454,919 | 53 | 1.06 | $102,923 | 8.001 | 354.35 | 599 | 83.4 |
| Montana | $366,872 | 3 | 0.07 | $122,291 | 7.849 | 357.82 | 620 | 93.5 |
| Nebraska | $162,650 | 2 | 0.03 | $81,325 | 8.138 | 358.00 | 569 | 80.3 |
| Nevada | $17,550,821 | 94 | 3.41 | $186,711 | 7.289 | 356.57 | 614 | 77.9 |
| New Hampshire | $503,439 | 3 | 0.10 | $167,813 | 8.174 | 358.00 | 604 | 75.5 |
| New Jersey | $8,309,501 | 48 | 1.61 | $173,115 | 7.817 | 356.76 | 600 | 80.9 |
| New Mexico | $2,060,071 | 18 | 0.40 | $114,448 | 8.107 | 357.93 | 610 | 85.3 |
| New York | $22,566,552 | 89 | 4.38 | $253,557 | 7.194 | 354.38 | 639 | 80.7 |
| North Carolina | $3,723,307 | 29 | 0.72 | $128,390 | 7.923 | 355.19 | 607 | 85.2 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Group 1

### ARM and Fixed $515,084,459

### Detailed Report

| State | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
| Ohio | $6,088,033 | 62 | 1.18 | $98,194 | 7.793 | 354.07 | 620 | 87.2 |
| Oklahoma | $1,245,207 | 13 | 0.24 | $95,785 | 8.150 | 351.51 | 601 | 82.8 |
| Oregon | $1,974,730 | 16 | 0.38 | $123,421 | 6.899 | 340.71 | 628 | 80.7 |
| Pennsylvania | $5,419,036 | 42 | 1.05 | $129,025 | 7.895 | 357.64 | 589 | 78.4 |
| Rhode Island | $2,600,661 | 15 | 0.50 | $173,377 | 7.926 | 358.01 | 588 | 74.1 |
| South Carolina | $1,655,300 | 17 | 0.32 | $97,371 | 7.968 | 349.48 | 582 | 83.0 |
| Tennessee | $1,818,915 | 17 | 0.35 | $106,995 | 7.652 | 358.12 | 595 | 82.5 |
| Texas | $2,587,595 | 18 | 0.50 | $143,755 | 8.235 | 353.33 | 606 | 85.4 |
| Utah | $699,850 | 3 | 0.14 | $233,283 | 7.374 | 357.68 | 617 | 88.3 |
| Virginia | $14,435,378 | 98 | 2.80 | $147,300 | 7.446 | 353.90 | 599 | 80.9 |
| Washington | $2,181,776 | 16 | 0.42 | $136,361 | 7.202 | 356.51 | 609 | 78.3 |
| West Virginia | $174,250 | 1 | 0.03 | $174,250 | 6.450 | 358.00 | 690 | 82.4 |
| Wisconsin | $2,203,931 | 17 | 0.43 | $129,643 | 8.006 | 358.17 | 623 | 88.9 |
| | **$515,084,459** | **2,859** | **100.00** | **$180,162** | **7.319** | **355.87** | **612** | **78.5** |

| Loan-to-Value Ratios | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
| <= 50.00 | $18,227,455 | 176 | 3.54 | $103,565 | 7.731 | 333.75 | 604 | 39.3 |
| 50.01 - 55.00 | $13,364,571 | 77 | 2.59 | $173,566 | 7.132 | 352.32 | 598 | 52.7 |
| 55.01 - 60.00 | $18,483,777 | 102 | 3.59 | $181,214 | 7.365 | 353.24 | 583 | 58.2 |
| 60.01 - 65.00 | $30,244,726 | 169 | 5.87 | $178,963 | 7.241 | 354.96 | 599 | 63.3 |
| 65.01 - 70.00 | $43,340,415 | 232 | 8.41 | $186,812 | 7.283 | 355.85 | 584 | 68.8 |
| 70.01 - 75.00 | $51,732,214 | 275 | 10.04 | $188,117 | 7.357 | 356.74 | 586 | 73.8 |
| 75.01 - 80.00 | $126,388,834 | 671 | 24.54 | $188,359 | 7.099 | 357.51 | 619 | 79.5 |
| 80.01 - 85.00 | $66,662,387 | 358 | 12.94 | $186,208 | 7.299 | 356.07 | 607 | 84.5 |
| 85.01 - 90.00 | $88,927,650 | 469 | 17.26 | $189,611 | 7.420 | 357.78 | 620 | 89.6 |
| 90.01 - 95.00 | $41,807,653 | 236 | 8.12 | $177,151 | 7.515 | 357.23 | 657 | 94.9 |
| 95.01 - 100.00 | $15,904,778 | 94 | 3.09 | $169,200 | 7.827 | 358.09 | 661 | 100.0 |
| | **$515,084,459** | **2,859** | **100.00** | **$180,162** | **7.319** | **355.87** | **612** | **78.5** |

| Range of Current Gross Coupon | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
| 4.501 - 5.000 | $598,000 | 2 | 0.12 | $299,000 | 4.938 | 357.74 | 659 | 76.0 |
| 5.001 - 5.500 | $8,918,431 | 38 | 1.73 | $234,696 | 5.274 | 358.07 | 667 | 71.8 |
| 5.501 - 6.000 | $35,174,041 | 159 | 6.83 | $221,220 | 5.836 | 357.30 | 644 | 75.7 |
| 6.001 - 6.500 | $77,573,599 | 384 | 15.06 | $202,015 | 6.313 | 355.50 | 641 | 75.5 |
| 6.501 - 7.000 | $114,723,395 | 579 | 22.27 | $198,141 | 6.802 | 356.21 | 628 | 77.6 |
| 7.001 - 7.500 | $81,395,630 | 428 | 15.80 | $190,177 | 7.319 | 356.99 | 613 | 79.9 |





# Group 1

## ARM and Fixed $515,084,459

## Detailed Report

### Range of Current Gross Coupon

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 7.501 - 8.000 | $94,457,531 | 530 | 18.34 | $178,222 | 7.800 | 356.82 | 598 | 82.9 |
| 8.001 - 8.500 | $38,784,140 | 250 | 7.53 | $155,137 | 8.284 | 357.05 | 585 | 83.8 |
| 8.501 - 9.000 | $31,620,297 | 227 | 6.14 | $139,296 | 8.775 | 354.52 | 569 | 80.1 |
| 9.001 - 9.500 | $14,006,973 | 103 | 2.72 | $135,990 | 9.308 | 356.40 | 546 | 75.0 |
| 9.501 - 10.000 | $8,921,490 | 61 | 1.73 | $146,254 | 9.803 | 354.41 | 548 | 71.0 |
| 10.001 - 10.500 | $3,778,592 | 32 | 0.73 | $118,081 | 10.324 | 341.25 | 553 | 64.8 |
| 10.501 - 11.000 | $3,028,507 | 32 | 0.59 | $94,641 | 10.832 | 328.98 | 555 | 53.8 |
| 11.001 - 11.500 | $1,677,765 | 26 | 0.33 | $64,529 | 11.230 | 299.78 | 574 | 46.2 |
| 11.501 - 12.000 | $322,224 | 4 | 0.06 | $80,556 | 11.740 | 305.88 | 565 | 51.2 |
| 12.001 - 12.500 | $103,845 | 4 | 0.02 | $25,961 | 12.099 | 236.27 | 608 | 28.1 |
| | **$515,084,459** | **2,859** | **100.00** | **$180,162** | **7.319** | **355.87** | **612** | **78.5** |

### Property Type

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| SFR | $382,479,112 | 2,196 | 74.26 | $174,171 | 7.329 | 355.99 | 607 | 78.1 |
| 2 FAM | $36,767,667 | 169 | 7.14 | $217,560 | 7.317 | 354.18 | 627 | 80.6 |
| CND | $33,575,279 | 201 | 6.52 | $167,041 | 7.237 | 354.34 | 632 | 78.9 |
| PUD | $26,937,988 | 134 | 5.23 | $201,030 | 7.373 | 356.65 | 613 | 79.8 |
| APUD | $12,839,549 | 70 | 2.49 | $183,422 | 7.357 | 356.02 | 620 | 81.2 |
| 3 FAM | $12,423,321 | 46 | 2.41 | $270,072 | 7.060 | 358.12 | 639 | 76.0 |
| 4 FAM | $7,742,611 | 29 | 1.50 | $266,987 | 7.260 | 357.89 | 646 | 78.2 |
| CNDP | $2,318,932 | 14 | 0.45 | $165,638 | 7.632 | 356.41 | 611 | 74.5 |
| | **$515,084,459** | **2,859** | **100.00** | **$180,162** | **7.319** | **355.87** | **612** | **78.5** |

### Purpose

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| RCO | $383,177,058 | 2,071 | 74.39 | $185,020 | 7.263 | 356.07 | 604 | 77.1 |
| PUR | $96,309,028 | 585 | 18.70 | $164,631 | 7.428 | 354.91 | 649 | 84.1 |
| RNC | $35,598,373 | 203 | 6.91 | $175,361 | 7.636 | 356.37 | 605 | 78.4 |
| | **$515,084,459** | **2,859** | **100.00** | **$180,162** | **7.319** | **355.87** | **612** | **78.5** |

### Occupancy

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| OO | $488,783,572 | 2,674 | 94.89 | $182,791 | 7.291 | 355.82 | 610 | 78.5 |
| INV | $25,894,576 | 181 | 5.03 | $143,064 | 7.839 | 356.84 | 647 | 78.4 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Group 1

### ARM and Fixed $515,084,459

### Detailed Report

**Occupancy**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 2H | $406,311 | 4 | 0.08 | $101,578 | 7.637 | 358.00 | 659 | 77.6 |
| | $515,084,459 | 2,859 | 100.00 | $180,162 | 7.319 | 355.87 | 612 | 78.5 |

**Range of Months Remaining to Scheduled Maturity**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 1 - 120 | $206,000 | 2 | 0.04 | $103,000 | 7.263 | 118.00 | 683 | 62.3 |
| 121 - 180 | $2,152,312 | 28 | 0.42 | $76,868 | 8.255 | 178.30 | 634 | 59.3 |
| 181 - 300 | $6,172,966 | 79 | 1.20 | $78,139 | 8.235 | 245.63 | 651 | 50.5 |
| 301 - 360 | $506,553,181 | 2,750 | 98.34 | $184,201 | 7.304 | 358.07 | 612 | 78.9 |
| | $515,084,459 | 2,859 | 100.00 | $180,162 | 7.319 | 355.87 | 612 | 78.5 |

**Collateral Grouped by Document Type**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| Stated Income | $220,217,989 | 1,120 | 42.75 | $196,623 | 7.471 | 355.62 | 626 | 78.7 |
| 2 Yr Full Doc | $164,754,591 | 1,013 | 31.99 | $162,640 | 7.275 | 355.65 | 603 | 79.3 |
| 1 Yr Full Doc | $114,136,942 | 641 | 22.16 | $178,061 | 7.133 | 356.36 | 597 | 76.8 |
| 1 Yr Limited Doc | $14,838,436 | 79 | 2.88 | $187,828 | 6.982 | 358.16 | 622 | 79.0 |
| 2 Yr Limited Doc | $1,136,500 | 6 | 0.22 | $189,417 | 7.511 | 358.00 | 601 | 69.1 |
| | $515,084,459 | 2,859 | 100.00 | $180,162 | 7.319 | 355.87 | 612 | 78.5 |

**Collateral Grouped by FICO**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 781 - 800 | $2,300,029 | 16 | 0.45 | $143,752 | 6.607 | 341.44 | 788 | 71.3 |
| 761 - 780 | $5,005,936 | 25 | 0.97 | $200,237 | 6.764 | 356.72 | 768 | 80.9 |
| 741 - 760 | $7,156,558 | 38 | 1.39 | $188,330 | 7.045 | 351.18 | 748 | 83.7 |
| 721 - 740 | $10,479,337 | 51 | 2.03 | $205,477 | 6.898 | 350.41 | 732 | 81.1 |
| 701 - 720 | $18,012,464 | 93 | 3.50 | $193,682 | 6.723 | 356.34 | 711 | 81.9 |
| 681 - 700 | $23,488,834 | 112 | 4.56 | $209,722 | 6.744 | 356.64 | 689 | 82.6 |
| 661 - 680 | $41,386,742 | 216 | 8.03 | $191,605 | 6.947 | 355.71 | 670 | 82.7 |
| 641 - 660 | $55,187,603 | 294 | 10.71 | $187,713 | 6.894 | 354.50 | 650 | 80.2 |
| 621 - 640 | $68,995,174 | 370 | 13.39 | $186,473 | 6.923 | 355.75 | 630 | 80.9 |
| 601 - 620 | $55,977,420 | 332 | 10.87 | $168,607 | 7.106 | 353.97 | 611 | 79.6 |
| 581 - 600 | $53,508,526 | 307 | 10.39 | $174,295 | 7.350 | 356.03 | 591 | 78.5 |
| 561 - 580 | $51,075,002 | 284 | 9.92 | $179,842 | 7.502 | 357.23 | 571 | 76.6 |
| 541 - 560 | $52,412,510 | 296 | 10.18 | $177,069 | 7.884 | 357.41 | 551 | 75.3 |





## Group 1

### ARM and Fixed $515,084,459

### Detailed Report

**Collateral Grouped by FICO**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 521 - 540 | $45,043,154 | 268 | 8.74 | $168,071 | 8.304 | 357.81 | 531 | 72.3 |
| 501 - 520 | $24,536,671 | 154 | 4.76 | $159,329 | 8.438 | 357.62 | 511 | 70.9 |
| <= 500 | $518,500 | 3 | 0.10 | $172,833 | 8.971 | 358.00 | 500 | 78.0 |
| | $515,084,459 | 2,859 | 100.00 | $180,162 | 7.319 | 355.87 | 612 | 78.5 |

**Grade**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| AA 80/20 | $1,030,639 | 21 | 0.20 | $49,078 | 10.606 | 215.72 | 686 | 20.5 |
| C | $24,764,837 | 142 | 4.81 | $174,400 | 8.172 | 357.96 | 559 | 67.8 |
| B | $35,604,192 | 207 | 6.91 | $172,001 | 7.892 | 356.16 | 572 | 73.3 |
| AA | $314,961,649 | 1,690 | 61.15 | $186,368 | 6.985 | 355.57 | 631 | 79.7 |
| C- | $10,158,005 | 59 | 1.97 | $172,170 | 9.891 | 357.97 | 546 | 60.9 |
| A+ | $111,433,682 | 638 | 21.63 | $174,661 | 7.547 | 356.93 | 581 | 77.8 |
| AA100 | $15,904,778 | 94 | 3.09 | $169,200 | 7.827 | 358.09 | 661 | 100.0 |
| AA95 | $1,226,678 | 8 | 0.24 | $153,335 | 8.026 | 358.09 | 646 | 95.0 |
| | $515,084,459 | 2,859 | 100.00 | $180,162 | 7.319 | 355.87 | 612 | 78.5 |

**Collateral Grouped by Prepayment Penalty Months**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 0 | $133,987,363 | 780 | 26.01 | $171,779 | 7.529 | 356.65 | 617 | 83.3 |
| 12 | $40,477,544 | 184 | 7.86 | $219,987 | 7.365 | 356.33 | 616 | 76.8 |
| 24 | $262,563,149 | 1,416 | 50.97 | $185,426 | 7.259 | 357.84 | 604 | 78.1 |
| 36 | $78,056,404 | 479 | 15.15 | $162,957 | 7.139 | 347.67 | 630 | 72.4 |
| | $515,084,459 | 2,859 | 100.00 | $180,162 | 7.319 | 355.87 | 612 | 78.5 |

**Range of Months to Roll** (Excludes 501 Fixed Rate Mortgages)

| DESCRIPTION | WA MTR | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|---|
| 0 - 6 | 4 | $8,387,360 | 42 | 1.92 | $199,699 | 6.969 | 358.14 | 631 | 84.5 |
| 7 - 12 | 10 | $29,546,990 | 146 | 6.76 | $202,377 | 7.011 | 358.06 | 620 | 83.6 |
| 19 - 24 | 22 | $376,375,255 | 2,047 | 86.06 | $183,867 | 7.381 | 358.06 | 605 | 79.2 |
| 32 - 37 | 34 | $14,560,313 | 76 | 3.33 | $191,583 | 6.981 | 358.02 | 621 | 78.9 |
| >= 38 | 58 | $8,467,301 | 47 | 1.94 | $180,155 | 7.068 | 358.07 | 624 | 77.1 |
| | | $437,337,219 | 2,358 | 100.00 | $185,470 | 7.329 | 358.06 | 607 | 79.5 |



Computational Materials For

CPT-04 EC1

## Group 1

ARM and Fixed $515,084,459

Detailed Report

### Range of Margin (Excludes 501 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 4.001 - 5.000 | $242,278 | 2 | 0.06 | $121,139 | 6.835 | 358.00 | 615 | 60.2 |
| 5.001 - 6.000 | $259,621,740 | 1,348 | 59.36 | $192,598 | 6.964 | 358.08 | 627 | 81.2 |
| 6.001 - 7.000 | $174,650,109 | 995 | 39.93 | $175,528 | 7.861 | 358.05 | 578 | 77.0 |
| 7.001 - 8.000 | $2,100,562 | 9 | 0.48 | $233,396 | 7.634 | 357.91 | 595 | 79.5 |
| 8.001 - 9.000 | $531,380 | 3 | 0.12 | $177,127 | 8.909 | 357.40 | 515 | 78.6 |
| 9.001 - 10.000 | $191,151 | 1 | 0.04 | $191,151 | 9.240 | 358.00 | 573 | 85.0 |
| **6.312** | **$437,337,219** | **2,358** | **100.00** | **$185,470** | **7.329** | **358.06** | **607** | **79.5** |

### Range of Maximum Rates (Excludes 501 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 11.501 - 12.000 | $780,000 | 3 | 0.18 | $260,000 | 5.151 | 357.80 | 645 | 73.1 |
| 12.001 - 12.500 | $8,918,431 | 38 | 2.04 | $234,696 | 5.274 | 358.07 | 667 | 71.8 |
| 12.501 - 13.000 | $34,016,041 | 153 | 7.78 | $222,327 | 5.832 | 358.06 | 644 | 76.0 |
| 13.001 - 13.500 | $59,650,316 | 293 | 13.64 | $203,585 | 6.305 | 358.10 | 633 | 77.6 |
| 13.501 - 14.000 | $90,762,604 | 459 | 20.75 | $197,740 | 6.808 | 358.05 | 624 | 79.3 |
| 14.001 - 14.500 | $67,836,774 | 345 | 15.51 | $196,628 | 7.317 | 358.01 | 609 | 80.4 |
| 14.501 - 15.000 | $85,116,990 | 473 | 19.46 | $179,951 | 7.798 | 358.08 | 593 | 82.9 |
| 15.001 - 15.500 | $35,133,660 | 220 | 8.03 | $159,698 | 8.284 | 358.09 | 583 | 83.8 |
| 15.501 - 16.000 | $28,758,796 | 198 | 6.58 | $145,246 | 8.776 | 358.10 | 566 | 80.6 |
| 16.001 - 16.500 | $11,928,921 | 83 | 2.73 | $143,722 | 9.301 | 358.15 | 545 | 75.2 |
| 16.501 - 17.000 | $7,949,151 | 49 | 1.82 | $162,228 | 9.809 | 358.06 | 543 | 71.2 |
| 17.001 - 17.500 | $3,078,577 | 20 | 0.70 | $153,929 | 10.315 | 358.01 | 536 | 69.5 |
| 17.501 - 18.000 | $2,386,449 | 16 | 0.55 | $149,153 | 10.842 | 357.95 | 525 | 62.8 |
| 18.001 - 18.500 | $809,609 | 6 | 0.19 | $134,935 | 11.284 | 357.70 | 521 | 67.6 |
| 18.501 - 19.000 | $210,900 | 2 | 0.05 | $105,450 | 11.722 | 358.00 | 531 | 67.7 |
| **14.328** | **$437,337,219** | **2,358** | **100.00** | **$185,470** | **7.329** | **358.06** | **607** | **79.5** |

### Initial Periodic Rate Cap (Excludes 501 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 1.000 | $444,980 | 3 | 0.10 | $148,327 | 6.981 | 357.59 | 592 | 73.6 |
| 1.500 | $455,270 | 3 | 0.10 | $151,757 | 8.947 | 357.76 | 534 | 56.8 |
| 2.000 | $38,056,716 | 190 | 8.70 | $200,299 | 6.998 | 358.06 | 623 | 83.8 |
| 3.000 | $398,380,253 | 2,162 | 91.09 | $184,265 | 7.359 | 358.06 | 606 | 79.2 |
| | **$437,337,219** | **2,358** | **100.00** | **$185,470** | **7.329** | **358.06** | **607** | **79.5** |

## Group 1

ARM and Fixed $515,084,459

### Detailed Report

Subsequent Periodic Rate Cap (Excludes 501 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 1.000 | $444,980 | 3 | 0.10 | $148,327 | 6.981 | 357.59 | 592 | 73.6 |
| 1.500 | $38,511,986 | 193 | 8.81 | $199,544 | 7.021 | 358.06 | 622 | 83.4 |
| 2.000 | $398,380,253 | 2,162 | 91.09 | $184,265 | 7.359 | 358.06 | 606 | 79.2 |
| | $437,337,219 | 2,358 | 100.00 | $185,470 | 7.329 | 358.06 | 607 | 79.5 |

Range of Lifetime Rate Floor (Excludes 501 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 4.001 - 5.000 | $598,000 | 2 | 0.14 | $299,000 | 4.938 | 357.74 | 659 | 76.0 |
| 5.001 - 6.000 | $43,116,472 | 192 | 9.86 | $224,565 | 5.716 | 358.06 | 648 | 75.1 |
| 6.001 - 7.000 | $150,149,940 | 750 | 34.33 | $200,200 | 6.606 | 358.07 | 627 | 78.6 |
| 7.001 - 8.000 | $153,216,745 | 820 | 35.03 | $186,850 | 7.585 | 358.05 | 600 | 81.8 |
| 8.001 - 9.000 | $63,892,455 | 418 | 14.61 | $152,853 | 8.505 | 358.09 | 575 | 82.3 |
| 9.001 - 10.000 | $19,878,072 | 132 | 4.55 | $150,591 | 9.504 | 358.11 | 544 | 73.6 |
| > 10.000 | $6,485,535 | 44 | 1.48 | $147,399 | 10.676 | 357.95 | 530 | 66.7 |
| | $437,337,219 | 2,358 | 100.00 | $185,470 | 7.329 | 358.06 | 607 | 79.5 |

Next Interest Adjustment Date (Excludes 501 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 02/05 | $275,871 | 2 | 0.06 | $137,935 | 6.947 | 357.00 | 590 | 85.2 |
| 03/05 | $6,700,739 | 32 | 1.53 | $209,398 | 6.985 | 358.00 | 630 | 84.9 |
| 04/05 | $1,410,750 | 8 | 0.32 | $176,344 | 6.899 | 359.00 | 642 | 82.4 |
| 08/05 | $1,453,752 | 8 | 0.33 | $181,719 | 6.852 | 357.00 | 626 | 80.0 |
| 09/05 | $24,952,266 | 122 | 5.71 | $204,527 | 6.968 | 358.00 | 615 | 83.6 |
| 10/05 | $3,140,972 | 16 | 0.72 | $196,311 | 7.428 | 359.00 | 655 | 85.8 |
| 07/06 | $1,576,312 | 7 | 0.36 | $225,187 | 7.147 | 356.00 | 622 | 79.8 |
| 08/06 | $18,366,023 | 91 | 4.20 | $201,824 | 7.564 | 357.00 | 584 | 77.3 |
| 09/06 | $310,878,755 | 1,676 | 71.08 | $185,489 | 7.361 | 358.00 | 606 | 79.1 |
| 10/06 | $45,554,164 | 273 | 10.42 | $166,865 | 7.448 | 359.00 | 604 | 80.6 |
| 08/07 | $1,068,331 | 6 | 0.24 | $178,055 | 7.686 | 357.00 | 617 | 81.0 |
| 09/07 | $12,083,816 | 61 | 2.76 | $198,095 | 6.896 | 358.00 | 621 | 78.6 |
| 10/07 | $1,408,166 | 9 | 0.32 | $156,463 | 7.177 | 359.00 | 625 | 80.2 |
| 08/09 | $636,153 | 2 | 0.15 | $318,077 | 6.784 | 357.00 | 624 | 77.4 |
| 09/09 | $6,593,023 | 36 | 1.51 | $183,140 | 7.077 | 358.00 | 619 | 77.6 |
| 10/09 | $1,238,125 | 9 | 0.28 | $137,569 | 7.168 | 359.00 | 651 | 74.3 |
| | $437,337,219 | 2,358 | 100.00 | $185,470 | 7.329 | 358.06 | 607 | 79.5 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CPT-04 EC1

## Group 2

ARM and Fixed $176,919,185

Detailed Report

### Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

| | | Range |
|---|---|---|
| Total Number of Loans | 461 | |
| Total Outstanding Balance | $176,919,185 | |
| Average Loan Balance | $383,773 | $46,928 to $714,000 |
| WA Mortgage Rate | 6.974% | 4.640% to 12.000% |
| Net WAC | 6.465% | 4.131% to 11.491% |
| ARM Characteristics | | |
| WA Gross Margin | 6.211% | 5.150% to 6.990% |
| WA Months to First Roll | 22 | 4 to 58 |
| WA First Periodic Cap | 2.891% | 1.000% to 3.000% |
| WA Subsequent Periodic Cap | 1.945% | 1.000% to 2.000% |
| WA Lifetime Cap | 13.887% | 11.640% to 18.090% |
| WA Lifetime Floor | 6.890% | 4.640% to 11.090% |
| WA Original Term (months) | 357 | 180 to 360 |
| WA Remaining Term (months) | 355 | 177 to 359 |
| WA LTV | 79.83% | 10.00% to 100.00% |
| Percentage of Pool with CLTV > 100% | 0.00% | |
| WA FICO | 633 | |
| Secured by (% of pool) 1st Liens | 97.88% | |
| 2nd Liens | 2.12% | |
| Prepayment Penalty at Loan Orig (% of all loans) | 78.01% | |

| Top 5 States: | | Top 5 Prop: | | Doc Types: | | Purpose Codes | | Occ Codes | | Grades | | Orig PP Term | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CA | 74.51% | SFR | 82.46% | Stated In | 51.19% | RCO | 62.52% | OO | 97.62% | AA | 70.55% | 0 | 21.99% |
| NY | 5.71% | PUD | 7.39% | 2 Yr Full | 26.12% | PUR | 31.90% | INV | 2.38% | A+ | 17.81% | 12 | 14.55% |
| IL | 5.07% | CND | 6.26% | 1 Yr Full | 16.43% | RNC | 5.58% | | | B | 5.68% | 24 | 48.58% |
| VA | 2.33% | 2 FAM | 3.03% | 1 Yr Limit | 5.71% | | | | | C | 3.41% | 36 | 14.48% |
| NJ | 1.81% | APUD | 0.86% | 2 Yr Limit | 0.55% | | | | | AA 80/20 | 1.12% | 60 | 0.40% |
| | | | | | | | | | | AA100 | 0.72% | | |
| | | | | | | | | | | AA95 | 0.47% | | |
| | | | | | | | | | | C- | 0.25% | | |

## Group 2

### ARM and Fixed $176,919,185

### Detailed Report

**Program**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 30Y LIB6M | $5,625,996 | 13 | 3.18 | $432,769 | 6.420 | 358.00 | 656 | 85.7 |
| 1/29 LIB6M | $10,903,276 | 26 | 6.16 | $419,357 | 6.520 | 358.12 | 633 | 81.6 |
| 2/28 LIB6M | $82,585,136 | 196 | 46.68 | $421,353 | 7.277 | 358.10 | 607 | 81.0 |
| 2/28 LIB6M - IO | $44,865,021 | 110 | 25.36 | $407,864 | 6.393 | 358.03 | 665 | 81.3 |
| 3/27 LIB6M | $2,079,315 | 5 | 1.18 | $415,863 | 6.621 | 358.45 | 654 | 87.4 |
| 3/27 LIB6M - IO | $1,168,000 | 3 | 0.66 | $389,333 | 6.233 | 358.00 | 655 | 72.5 |
| 5/25 LIB6M | $5,282,089 | 12 | 2.99 | $440,174 | 6.572 | 357.91 | 633 | 73.5 |
| 15Yr Fixed - 2nd | $183,030 | 2 | 0.10 | $91,515 | 11.057 | 177.32 | 661 | 16.8 |
| 20Yr Fixed - 2nd | $2,280,279 | 29 | 1.29 | $78,630 | 10.429 | 237.12 | 666 | 18.4 |
| 30Yr Fixed | $19,028,712 | 46 | 10.76 | $413,668 | 6.977 | 357.97 | 646 | 82.3 |
| 30Yr Fixed - IO | $1,622,500 | 4 | 0.92 | $405,625 | 6.652 | 358.00 | 645 | 76.1 |
| 30/15 Fixed Balloon - 2nd | $1,295,830 | 15 | 0.73 | $86,389 | 10.551 | 178.00 | 719 | 19.0 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

**Original Term To Maturity**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| ARM 360 | $152,508,833 | 365 | 86.20 | $417,832 | 6.890 | 358.07 | 630 | 81.1 |
| Fixed 180 | $1,478,860 | 17 | 0.84 | $86,992 | 10.613 | 177.92 | 712 | 18.8 |
| Fixed 240 | $2,280,279 | 29 | 1.29 | $78,630 | 10.429 | 237.12 | 666 | 18.4 |
| Fixed 360 | $20,651,212 | 50 | 11.67 | $413,024 | 6.952 | 357.97 | 646 | 81.8 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

**Range of Current Balance**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| $25,000.01 - $50,000.00 | $95,428 | 2 | 0.05 | $47,714 | 9.918 | 237.51 | 738 | 10.0 |
| $50,000.01 - $75,000.00 | $1,167,253 | 17 | 0.66 | $68,662 | 10.258 | 216.97 | 691 | 17.6 |
| $75,000.01 - $100,000.00 | $2,268,729 | 25 | 1.28 | $90,749 | 10.555 | 214.87 | 686 | 19.3 |
| $100,000.01 - $150,000.00 | $227,730 | 2 | 0.13 | $113,865 | 11.460 | 177.45 | 609 | 20.0 |
| $250,000.01 - $300,000.00 | $257,500 | 1 | 0.15 | $257,500 | 7.490 | 358.00 | 573 | 67.8 |
| $300,000.01 - $350,000.00 | $16,404,214 | 48 | 9.27 | $341,754 | 6.929 | 358.06 | 618 | 81.3 |
| $350,000.01 - $400,000.00 | $59,812,721 | 158 | 33.81 | $378,562 | 6.871 | 358.07 | 642 | 81.6 |
| $400,000.01 - $450,000.00 | $46,060,772 | 108 | 26.03 | $426,489 | 6.874 | 358.08 | 626 | 81.8 |
| $450,000.01 - $500,000.00 | $33,632,872 | 70 | 19.01 | $480,470 | 6.793 | 357.99 | 632 | 82.2 |
| $500,000.01 - $550,000.00 | $6,813,387 | 13 | 3.85 | $524,107 | 7.605 | 358.07 | 619 | 80.7 |
| $550,000.01 - $600,000.00 | $7,460,000 | 13 | 4.22 | $573,846 | 6.653 | 358.23 | 627 | 75.4 |
| $600,000.01 - $650,000.00 | $622,114 | 1 | 0.35 | $622,114 | 8.390 | 358.00 | 600 | 75.0 |
| $650,000.01 - $700,000.00 | $1,382,465 | 2 | 0.78 | $691,233 | 7.489 | 358.00 | 619 | 66.8 |
| $700,000.01 - $750,000.00 | $714,000 | 1 | 0.40 | $714,000 | 7.990 | 358.00 | 571 | 60.0 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Group 2

### ARM and Fixed $176,919,185

### Detailed Report

**Range of Current Balance**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| | $176,919,185 | 461 | 100.00 | $383,773 | 6.974 | 355.00 | 633 | 79.8 |

**State**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| Alabama | $940,000 | 2 | 0.53 | $470,000 | 9.655 | 358.00 | 527 | 75.0 |
| Arizona | $551,250 | 1 | 0.31 | $551,250 | 7.765 | 358.00 | 529 | 75.0 |
| California | $131,820,228 | 352 | 74.51 | $374,489 | 6.879 | 354.36 | 635 | 79.4 |
| Colorado | $896,000 | 2 | 0.51 | $448,000 | 6.568 | 357.45 | 631 | 77.6 |
| Connecticut | $1,568,953 | 4 | 0.89 | $392,238 | 7.861 | 358.00 | 613 | 90.2 |
| Florida | $2,245,996 | 6 | 1.27 | $374,333 | 7.782 | 354.15 | 573 | 82.7 |
| Georgia | $1,924,170 | 5 | 1.09 | $384,834 | 7.562 | 358.41 | 618 | 86.9 |
| Idaho | $484,000 | 1 | 0.27 | $484,000 | 5.990 | 358.00 | 631 | 84.2 |
| Illinois | $8,977,948 | 23 | 5.07 | $390,346 | 7.357 | 355.19 | 654 | 84.7 |
| Maine | $500,000 | 1 | 0.28 | $500,000 | 6.140 | 358.00 | 598 | 26.3 |
| Maryland | $2,044,150 | 5 | 1.16 | $408,830 | 6.864 | 358.00 | 630 | 77.8 |
| Michigan | $822,400 | 2 | 0.46 | $411,200 | 7.775 | 358.46 | 596 | 73.0 |
| Minnesota | $348,000 | 1 | 0.20 | $348,000 | 7.115 | 358.00 | 640 | 83.9 |
| Missouri | $360,000 | 1 | 0.20 | $360,000 | 7.790 | 358.00 | 608 | 90.0 |
| Nevada | $2,114,257 | 6 | 1.20 | $352,376 | 7.310 | 352.99 | 611 | 75.4 |
| New Jersey | $3,197,500 | 7 | 1.81 | $456,786 | 6.966 | 358.00 | 606 | 74.4 |
| New Mexico | $472,500 | 1 | 0.27 | $472,500 | 7.390 | 358.00 | 636 | 90.0 |
| New York | $10,109,451 | 24 | 5.71 | $421,227 | 7.000 | 358.09 | 655 | 84.3 |
| Ohio | $499,000 | 1 | 0.28 | $499,000 | 7.250 | 358.00 | 597 | 79.8 |
| Oregon | $363,000 | 1 | 0.21 | $363,000 | 5.790 | 358.00 | 652 | 83.3 |
| Pennsylvania | $378,000 | 1 | 0.21 | $378,000 | 7.540 | 358.00 | 709 | 90.0 |
| South Carolina | $405,000 | 1 | 0.23 | $405,000 | 6.250 | 358.00 | 632 | 76.6 |
| Tennessee | $682,465 | 1 | 0.39 | $682,465 | 8.000 | 358.00 | 602 | 70.0 |
| Virginia | $4,119,916 | 10 | 2.33 | $411,992 | 7.003 | 356.07 | 600 | 77.1 |
| Wisconsin | $1,095,000 | 2 | 0.62 | $547,500 | 7.648 | 358.00 | 634 | 83.2 |
| | $176,919,185 | 461 | 100.00 | $383,773 | 6.974 | 355.00 | 633 | 79.8 |

**Loan-to-Value Ratios**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| <= 50.00 | $5,913,139 | 51 | 3.34 | $115,944 | 9.100 | 266.35 | 652 | 26.2 |
| 50.01 - 55.00 | $1,361,000 | 3 | 0.77 | $453,667 | 6.179 | 358.00 | 616 | 53.0 |
| 55.01 - 60.00 | $1,968,000 | 4 | 1.11 | $492,000 | 7.258 | 358.00 | 598 | 59.6 |
| 60.01 - 65.00 | $8,100,407 | 19 | 4.58 | $426,337 | 6.973 | 358.05 | 592 | 64.2 |
| 65.01 - 70.00 | $9,842,989 | 23 | 5.56 | $427,956 | 7.375 | 358.00 | 579 | 68.8 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Group 2

### ARM and Fixed $176,919,185

### Detailed Report

**Loan-to-Value Ratios**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 70.01 - 75.00 | $14,421,879 | 35 | 8.15 | $412,054 | 7.105 | 357.94 | 600 | 73.8 |
| 75.01 - 80.00 | $53,302,011 | 128 | 30.13 | $416,422 | 6.562 | 358.07 | 640 | 79.6 |
| 80.01 - 85.00 | $26,958,968 | 64 | 15.24 | $421,234 | 6.767 | 358.11 | 637 | 83.9 |
| 85.01 - 90.00 | $40,282,740 | 97 | 22.77 | $415,286 | 7.048 | 358.09 | 642 | 89.6 |
| 90.01 - 95.00 | $13,492,552 | 34 | 7.63 | $396,840 | 7.397 | 358.06 | 657 | 94.7 |
| 95.01 - 100.00 | $1,275,500 | 3 | 0.72 | $425,167 | 7.769 | 358.00 | 695 | 99.6 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

**Range of Current Gross Coupon**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | $389,499 | 1 | 0.22 | $389,499 | 4.640 | 358.00 | 638 | 65.0 |
| 5.001 - 5.500 | $4,135,915 | 10 | 2.34 | $413,591 | 5.378 | 357.99 | 643 | 78.6 |
| 5.501 - 6.000 | $23,754,990 | 57 | 13.43 | $416,754 | 5.843 | 358.14 | 666 | 77.3 |
| 6.001 - 6.500 | $36,224,379 | 88 | 20.48 | $411,641 | 6.325 | 357.98 | 651 | 80.8 |
| 6.501 - 7.000 | $48,697,274 | 116 | 27.53 | $419,804 | 6.819 | 358.05 | 636 | 81.3 |
| 7.001 - 7.500 | $24,100,217 | 58 | 13.62 | $415,521 | 7.290 | 358.06 | 616 | 83.1 |
| 7.501 - 8.000 | $20,323,207 | 48 | 11.49 | $423,400 | 7.779 | 358.09 | 606 | 84.5 |
| 8.001 - 8.500 | $6,071,384 | 16 | 3.43 | $379,461 | 8.265 | 355.44 | 601 | 83.3 |
| 8.501 - 9.000 | $6,261,178 | 18 | 3.54 | $347,843 | 8.682 | 351.60 | 577 | 80.3 |
| 9.001 - 9.500 | $1,860,928 | 7 | 1.05 | $265,847 | 9.418 | 338.88 | 565 | 68.2 |
| 9.501 - 10.000 | $2,086,734 | 11 | 1.18 | $189,703 | 9.843 | 317.28 | 585 | 53.2 |
| 10.001 - 10.500 | $397,000 | 4 | 0.22 | $99,250 | 10.299 | 193.11 | 742 | 18.2 |
| 10.501 - 11.000 | $874,250 | 12 | 0.49 | $72,854 | 10.821 | 217.27 | 707 | 18.3 |
| 11.001 - 11.500 | $1,045,195 | 7 | 0.59 | $149,314 | 11.170 | 285.73 | 576 | 44.8 |
| 11.501 - 12.000 | $697,036 | 8 | 0.39 | $87,129 | 11.743 | 215.75 | 641 | 18.5 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

**Property Type**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| SFR | $145,889,837 | 383 | 82.46 | $380,913 | 6.940 | 355.00 | 633 | 79.9 |
| PUD | $13,067,733 | 32 | 7.39 | $408,367 | 7.068 | 356.35 | 613 | 76.6 |
| CND | $11,076,589 | 30 | 6.26 | $369,220 | 7.075 | 352.49 | 639 | 81.1 |
| 2 FAM | $5,361,025 | 12 | 3.03 | $446,752 | 7.225 | 355.85 | 650 | 83.8 |
| APUD | $1,524,000 | 4 | 0.86 | $381,000 | 7.834 | 358.00 | 671 | 81.2 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

## Group 2

### ARM and Fixed $176,919,185

### Detailed Report

**Purpose**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| RCO | $110,601,807 | 270 | 62.52 | $409,636 | 6.981 | 357.63 | 619 | 79.9 |
| PUR | $56,439,341 | 166 | 31.90 | $339,996 | 6.959 | 349.49 | 661 | 79.4 |
| RNC | $9,878,036 | 25 | 5.58 | $395,121 | 6.985 | 356.96 | 629 | 81.5 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

**Occupancy**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| OO | $172,714,985 | 451 | 97.62 | $382,960 | 6.966 | 354.92 | 632 | 79.8 |
| INV | $4,204,200 | 10 | 2.38 | $420,420 | 7.291 | 358.19 | 660 | 82.8 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

**Range of Months Remaining to Scheduled Maturity**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 121 - 180 | $1,478,860 | 17 | 0.84 | $86,992 | 10.613 | 177.92 | 712 | 18.8 |
| 181 - 300 | $2,280,279 | 29 | 1.29 | $78,630 | 10.429 | 237.12 | 666 | 18.4 |
| 301 - 360 | $173,160,045 | 415 | 97.88 | $417,253 | 6.897 | 358.06 | 632 | 81.2 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

**Collateral Grouped by Document Type**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| Stated Income | $90,563,675 | 239 | 51.19 | $378,928 | 7.187 | 354.94 | 645 | 80.4 |
| 2 Yr Full Doc | $46,217,928 | 120 | 26.12 | $385,149 | 6.875 | 354.16 | 627 | 78.6 |
| 1 Yr Full Doc | $29,068,074 | 76 | 16.43 | $382,475 | 6.523 | 355.29 | 615 | 80.3 |
| 1 Yr Limited Doc | $10,103,109 | 24 | 5.71 | $420,963 | 6.856 | 358.23 | 600 | 77.9 |
| 2 Yr Limited Doc | $966,400 | 2 | 0.55 | $483,200 | 6.564 | 358.00 | 600 | 87.1 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

**Collateral Grouped by FICO**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 801 - 820 | $69,916 | 1 | 0.04 | $69,916 | 10.750 | 238.00 | 807 | 20.0 |
| 781 - 800 | $97,000 | 1 | 0.05 | $97,000 | 10.450 | 178.00 | 797 | 20.0 |
| 761 - 780 | $4,012,450 | 14 | 2.27 | $286,604 | 6.827 | 334.91 | 768 | 73.8 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Group 2

## ARM and Fixed $176,919,185

## Detailed Report

### Collateral Grouped by FICO

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 741 - 760 | $5,737,839 | 16 | 3.24 | $358,615 | 6.600 | 352.02 | 751 | 82.6 |
| 721 - 740 | $3,783,828 | 14 | 2.14 | $270,273 | 7.078 | 341.22 | 728 | 77.3 |
| 701 - 720 | $7,484,120 | 19 | 4.23 | $393,901 | 6.516 | 358.00 | 709 | 86.4 |
| 681 - 700 | $9,831,337 | 27 | 5.56 | $364,124 | 6.676 | 355.30 | 687 | 83.5 |
| 661 - 680 | $20,915,996 | 53 | 11.82 | $394,641 | 6.630 | 356.17 | 671 | 81.9 |
| 641 - 660 | $25,690,217 | 72 | 14.52 | $356,809 | 6.920 | 353.66 | 651 | 81.9 |
| 621 - 640 | $26,836,246 | 66 | 15.17 | $406,610 | 6.643 | 356.85 | 630 | 80.9 |
| 601 - 620 | $23,533,381 | 58 | 13.30 | $405,748 | 6.861 | 355.26 | 611 | 78.9 |
| 581 - 600 | $14,954,976 | 38 | 8.45 | $393,552 | 7.332 | 354.77 | 594 | 77.6 |
| 561 - 580 | $12,436,807 | 31 | 7.03 | $401,187 | 7.119 | 358.22 | 570 | 77.6 |
| 541 - 560 | $9,361,974 | 22 | 5.29 | $425,544 | 7.708 | 358.24 | 550 | 76.3 |
| 521 - 540 | $8,884,646 | 21 | 5.02 | $423,078 | 8.057 | 358.01 | 530 | 76.0 |
| 501 - 520 | $3,288,450 | 8 | 1.86 | $411,056 | 8.361 | 358.00 | 513 | 70.4 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

### Grade

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| A+ | $31,501,603 | 76 | 17.81 | $414,495 | 7.127 | 357.16 | 605 | 78.2 |
| AA | $124,817,742 | 315 | 70.55 | $396,247 | 6.764 | 356.34 | 645 | 82.1 |
| AA 80/20 | $1,979,405 | 25 | 1.12 | $79,176 | 10.755 | 207.02 | 712 | 18.7 |
| AA100 | $1,275,500 | 3 | 0.72 | $425,167 | 7.769 | 358.00 | 695 | 99.6 |
| AA95 | $828,400 | 2 | 0.47 | $414,200 | 7.780 | 358.52 | 658 | 95.0 |
| B | $10,041,428 | 24 | 5.68 | $418,393 | 7.563 | 358.04 | 585 | 73.4 |
| C | $6,033,107 | 15 | 3.41 | $402,207 | 7.833 | 358.00 | 574 | 67.5 |
| C- | $442,000 | 1 | 0.25 | $442,000 | 9.690 | 358.00 | 558 | 63.1 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

### Collateral Grouped by Prepayment Penalty Months

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 0 | $38,908,485 | 94 | 21.99 | $413,920 | 7.227 | 356.21 | 636 | 80.9 |
| 12 | $25,736,247 | 63 | 14.55 | $408,512 | 7.110 | 357.13 | 623 | 80.0 |
| 24 | $85,944,861 | 221 | 48.58 | $388,891 | 6.779 | 356.33 | 631 | 80.0 |
| 36 | $25,622,903 | 81 | 14.48 | $316,332 | 7.114 | 346.50 | 643 | 77.6 |
| 60 | $706,689 | 2 | 0.40 | $353,345 | 6.702 | 356.73 | 686 | 78.7 |
| | **$176,919,185** | **461** | **100.00** | **$383,773** | **6.974** | **355.00** | **633** | **79.8** |

## Group 2

ARM and Fixed $176,919,185

### Detailed Report

**Range of Months to Roll** (Excludes 96 Fixed Rate Mortgages)

| DESCRIPTION | WA MTR | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|---|
| 0 - 6 | 4 | $5,625,996 | 13 | 3.69 | $432,769 | 6.420 | 358.00 | 656 | 85.7 |
| 7 - 12 | 10 | $10,903,276 | 26 | 7.15 | $419,357 | 6.520 | 358.12 | 633 | 81.6 |
| 19 - 24 | 22 | $127,450,157 | 306 | 83.57 | $416,504 | 6.966 | 358.08 | 627 | 81.1 |
| 32 - 37 | 34 | $3,247,315 | 8 | 2.13 | $405,914 | 6.481 | 358.29 | 654 | 82.0 |
| >= 38 | 58 | $5,282,089 | 12 | 3.46 | $440,174 | 6.572 | 357.91 | 633 | 73.5 |
| | | $152,508,833 | 365 | 100.00 | $417,832 | 6.890 | 358.07 | 630 | 81.1 |

**Range of Margin** (Excludes 96 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 5.001 - 6.000 | $108,980,872 | 262 | 71.46 | $415,958 | 6.708 | 358.07 | 642 | 82.7 |
| 6.001 - 7.000 | $43,527,961 | 103 | 28.54 | $422,602 | 7.346 | 358.08 | 598 | 77.0 |
| 6.211 | $152,508,833 | 365 | 100.00 | $417,832 | 6.890 | 358.07 | 630 | 81.1 |

**Range of Maximum Rates** (Excludes 96 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 11.501 - 12.000 | $389,499 | 1 | 0.26 | $389,499 | 4.640 | 358.00 | 638 | 65.0 |
| 12.001 - 12.500 | $4,635,915 | 11 | 3.04 | $421,447 | 5.461 | 357.99 | 638 | 73.0 |
| 12.501 - 13.000 | $22,974,990 | 55 | 15.06 | $417,727 | 5.839 | 358.12 | 664 | 77.2 |
| 13.001 - 13.500 | $29,118,540 | 72 | 19.09 | $404,424 | 6.325 | 358.05 | 649 | 82.4 |
| 13.501 - 14.000 | $41,354,436 | 99 | 27.12 | $417,722 | 6.819 | 358.04 | 636 | 81.3 |
| 14.001 - 14.500 | $22,688,467 | 54 | 14.88 | $420,157 | 7.291 | 358.07 | 614 | 83.1 |
| 14.501 - 15.000 | $18,082,421 | 42 | 11.86 | $430,534 | 7.787 | 358.10 | 602 | 83.8 |
| 15.001 - 15.500 | $4,786,114 | 11 | 3.14 | $435,101 | 8.263 | 358.27 | 599 | 83.7 |
| 15.501 - 16.000 | $5,197,250 | 12 | 3.41 | $433,104 | 8.680 | 358.18 | 557 | 82.2 |
| 16.001 - 16.500 | $1,242,700 | 3 | 0.81 | $414,233 | 9.448 | 358.00 | 550 | 78.0 |
| 16.501 - 17.000 | $1,513,500 | 4 | 0.99 | $378,375 | 9.824 | 358.00 | 544 | 66.0 |
| 18.001 - 18.500 | $525,000 | 1 | 0.34 | $525,000 | 11.090 | 358.00 | 524 | 70.0 |
| 13.887 | $152,508,833 | 365 | 100.00 | $417,832 | 6.890 | 358.07 | 630 | 81.1 |

**Initial Periodic Rate Cap** (Excludes 96 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 1.000 | $500,000 | 1 | 0.33 | $500,000 | 6.140 | 358.00 | 598 | 26.3 |
| 2.000 | $15,660,272 | 37 | 10.27 | $423,251 | 6.488 | 358.09 | 641 | 84.2 |
| 3.000 | $136,348,561 | 327 | 89.40 | $416,968 | 6.939 | 358.07 | 628 | 80.9 |

# Group 2

## ARM and Fixed $176,919,185

## Detailed Report

### Initial Periodic Rate Cap (Excludes 96 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| | $152,508,833 | 365 | 100.00 | $417,832 | 6.890 | 358.07 | 630 | 81.1 |

### Subsequent Periodic Rate Cap (Excludes 96 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 1.000 | $500,000 | 1 | 0.33 | $500,000 | 6.140 | 358.00 | 598 | 26.3 |
| 1.500 | $15,660,272 | 37 | 10.27 | $423,251 | 6.488 | 358.09 | 641 | 84.2 |
| 2.000 | $136,348,561 | 327 | 89.40 | $416,968 | 6.939 | 358.07 | 628 | 80.9 |
| | $152,508,833 | 365 | 100.00 | $417,832 | 6.890 | 358.07 | 630 | 81.1 |

### Range of Lifetime Rate Floor (Excludes 96 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 4.001 - 5.000 | $389,499 | 1 | 0.26 | $389,499 | 4.640 | 358.00 | 638 | 65.0 |
| 5.001 - 6.000 | $27,110,905 | 65 | 17.78 | $417,091 | 5.769 | 358.10 | 661 | 77.4 |
| 6.001 - 7.000 | $70,972,976 | 172 | 46.54 | $412,634 | 6.612 | 358.04 | 641 | 81.4 |
| 7.001 - 8.000 | $40,770,889 | 96 | 26.73 | $424,697 | 7.511 | 358.08 | 608 | 83.4 |
| 8.001 - 9.000 | $9,983,364 | 23 | 6.55 | $434,059 | 8.480 | 358.23 | 577 | 82.9 |
| 9.001 - 10.000 | $2,756,200 | 7 | 1.81 | $393,743 | 9.654 | 358.00 | 547 | 71.4 |
| > 10.000 | $525,000 | 1 | 0.34 | $525,000 | 11.090 | 358.00 | 524 | 70.0 |
| | $152,508,833 | 365 | 100.00 | $417,832 | 6.890 | 358.07 | 630 | 81.1 |

### Next Interest Adjustment Date (Excludes 96 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 03/05 | $5,625,996 | 13 | 3.69 | $432,769 | 6.420 | 358.00 | 656 | 85.7 |
| 09/05 | $9,551,276 | 23 | 6.26 | $415,273 | 6.443 | 358.00 | 640 | 81.0 |
| 10/05 | $1,352,000 | 3 | 0.89 | $450,667 | 7.066 | 359.00 | 578 | 85.7 |
| 07/06 | $850,923 | 2 | 0.56 | $425,461 | 6.396 | 356.00 | 623 | 72.4 |
| 08/06 | $2,922,556 | 7 | 1.92 | $417,508 | 6.799 | 357.00 | 615 | 82.1 |
| 09/06 | $109,420,959 | 263 | 71.75 | $416,049 | 6.981 | 358.00 | 628 | 81.0 |
| 10/06 | $14,255,720 | 34 | 9.35 | $419,286 | 6.918 | 359.00 | 627 | 82.5 |
| 09/07 | $2,309,165 | 6 | 1.51 | $384,861 | 6.471 | 358.00 | 658 | 80.0 |
| 10/07 | $938,150 | 2 | 0.62 | $469,075 | 6.506 | 359.00 | 646 | 86.9 |
| 08/09 | $499,589 | 1 | 0.33 | $499,589 | 6.990 | 357.00 | 665 | 89.9 |
| 09/09 | $4,782,500 | 11 | 3.14 | $434,773 | 6.528 | 358.00 | 630 | 71.8 |
| | $152,508,833 | 365 | 100.00 | $417,832 | 6.890 | 358.07 | 630 | 81.1 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CPT-04 EC1

## Aggregate

ARM and Fixed $692,003,644

Detailed Report

### Summary of Loans in Statistical Calculation Pool
**(As of Calculation Date)**

| | | Range |
|---|---|---|
| Total Number of Loans | 3,320 | |
| Total Outstanding Balance | $692,003,644 | |
| Average Loan Balance | $208,435 | $24,913 to $714,000 |
| WA Mortgage Rate | 7.231% | 4.640% to 12.250% |
| Net WAC | 6.722% | 4.131% to 11.741% |
| ARM Characteristics | | |
| WA Gross Margin | 6.286% | 4.950% to 9.340% |
| WA Months to First Roll | 22 | 3 to 59 |
| WA First Periodic Cap | 2.905% | 1.000% to 3.000% |
| WA Subsequent Periodic Cap | 1.952% | 1.000% to 2.000% |
| WA Lifetime Cap | 14.214% | 11.640% to 18.840% |
| WA Lifetime Floor | 7.215% | 4.640% to 11.840% |
| WA Original Term (months) | 358 | 120 to 360 |
| WA Remaining Term (months) | 356 | 118 to 359 |
| WA LTV | 78.82% | 10.00% to 100.00% |
| Percentage of Pool with CLTV > 100% | 0.00% | |
| WA FICO | 617 | |
| Secured by (% of pool) 1st Liens | 99.08% | |
| 2nd Liens | 0.92% | |
| Prepayment Penalty at Loan Orig (% of all loans) | 75.02% | |

| Top 5 States: | | Top 5 Prop: | | Doc Types: | | Purpose Codes | | Occ Codes | | Grades | | Orig PP Term | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CA | 56.12% | SFR | 76.35% | Stated In | 44.91% | RCO | 71.35% | OO | 95.59% | AA | 63.55% | 0 | 24.98% |
| IL | 9.57% | CND | 6.45% | 2 Yr Full | 30.49% | PUR | 22.07% | INV | 4.35% | A+ | 20.66% | 12 | 9.57% |
| NY | 4.72% | 2 FAM | 6.09% | 1 Yr Full | 20.69% | RNC | 6.57% | 2H | 0.06% | B | 6.60% | 24 | 50.36% |
| FL | 4.20% | PUD | 5.78% | 1 Yr Limit | 3.60% | | | | | C | 4.45% | 36 | 14.98% |
| NV | 2.84% | APUD | 2.08% | 2 Yr Limit | 0.30% | | | | | AA100 | 2.48% | 60 | 0.10% |
| | | | | | | | | | | C- | 1.53% | | |
| | | | | | | | | | | AA 80/20 | 0.43% | | |
| | | | | | | | | | | AA95 | 0.30% | | |





## Aggregate

ARM and Fixed $692,003,644

### Detailed Report

**Program**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 30Y LIB6M | $14,013,356 | 55 | 2.03 | $254,788 | 6.749 | 358.08 | 641 | 85.0 |
| 1/29 LIB6M | $40,450,266 | 172 | 5.85 | $235,176 | 6.879 | 358.08 | 623 | 83.1 |
| 2/28 LIB6M | $417,859,061 | 2,058 | 60.38 | $203,041 | 7.448 | 358.07 | 600 | 79.5 |
| 2/28 LIB6M - IO | $85,966,351 | 295 | 12.42 | $291,411 | 6.441 | 358.05 | 662 | 80.5 |
| 3/27 LIB6M | $13,810,478 | 68 | 2.00 | $203,095 | 7.039 | 358.08 | 621 | 80.9 |
| 3/27 LIB6M - IO | $3,997,150 | 16 | 0.58 | $249,822 | 6.374 | 358.04 | 646 | 74.7 |
| 5/25 LIB6M | $13,749,390 | 59 | 1.99 | $233,041 | 6.878 | 358.01 | 628 | 75.7 |
| 10Yr Fixed | $206,000 | 2 | 0.03 | $103,000 | 7.263 | 118.00 | 683 | 62.3 |
| 15Yr Fixed | $1,667,148 | 18 | 0.24 | $92,619 | 7.562 | 178.39 | 617 | 70.7 |
| 15Yr Fixed - 2nd | $230,030 | 3 | 0.03 | $76,677 | 10.963 | 177.46 | 678 | 17.5 |
| 20Yr Fixed | $3,240,065 | 20 | 0.47 | $162,003 | 6.966 | 238.32 | 639 | 65.7 |
| 20Yr Fixed - 2nd | $4,410,680 | 83 | 0.64 | $53,141 | 10.514 | 237.02 | 662 | 19.5 |
| 25Yr Fixed | $802,500 | 5 | 0.12 | $160,500 | 7.071 | 298.25 | 682 | 68.1 |
| 30Yr Fixed | $85,912,524 | 428 | 12.42 | $200,730 | 7.121 | 358.05 | 641 | 76.6 |
| 30Yr Fixed - IO | $3,954,650 | 14 | 0.57 | $282,475 | 6.718 | 358.00 | 656 | 74.3 |
| 30/15 Fixed Balloon - 2nd | $1,733,994 | 24 | 0.25 | $72,250 | 10.573 | 177.99 | 711 | 19.3 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |

**Original Term to Maturity**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| ARM 360 | $589,846,052 | 2,723 | 85.24 | $216,616 | 7.215 | 358.07 | 613 | 79.9 |
| Fixed 120 | $206,000 | 2 | 0.03 | $103,000 | 7.263 | 118.00 | 683 | 62.3 |
| Fixed 180 | $3,631,173 | 45 | 0.52 | $80,693 | 9.215 | 178.14 | 666 | 42.8 |
| Fixed 240 | $7,650,745 | 103 | 1.11 | $74,279 | 9.011 | 237.57 | 652 | 39.1 |
| Fixed 300 | $802,500 | 5 | 0.12 | $160,500 | 7.071 | 298.25 | 682 | 68.1 |
| Fixed 360 | $89,867,174 | 442 | 12.99 | $203,319 | 7.104 | 358.05 | 642 | 76.5 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |

**Range of Current Balance**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| $0.01 - $25,000.00 | $199,638 | 8 | 0.03 | $24,955 | 10.600 | 236.50 | 656 | 26.4 |
| $25,000.01 - $50,000.00 | $2,749,261 | 66 | 0.40 | $41,655 | 9.546 | 263.92 | 646 | 37.4 |
| $50,000.01 - $75,000.00 | $13,501,475 | 213 | 1.95 | $63,387 | 8.483 | 330.51 | 606 | 69.4 |
| $75,000.01 - $100,000.00 | $22,220,857 | 249 | 3.21 | $89,240 | 8.181 | 342.02 | 605 | 71.3 |
| $100,000.01 - $150,000.00 | $81,268,554 | 645 | 11.74 | $125,998 | 7.578 | 355.10 | 603 | 78.8 |
| $150,000.01 - $200,000.00 | $111,347,688 | 635 | 16.09 | $175,351 | 7.400 | 356.22 | 608 | 77.4 |
| $200,000.01 - $250,000.00 | $109,934,808 | 489 | 15.89 | $224,816 | 7.222 | 357.06 | 611 | 77.6 |
| $250,000.01 - $300,000.00 | $107,475,267 | 390 | 15.53 | $275,578 | 7.079 | 357.12 | 617 | 79.5 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Aggregate

ARM and Fixed $692,003,644

Detailed Report

### Range of Current Balance

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| $300,000.01 - $350,000.00 | $72,845,871 | 225 | 10.53 | $323,759 | 6.965 | 358.03 | 621 | 81.5 |
| $350,000.01 - $400,000.00 | $66,166,557 | 175 | 9.56 | $378,095 | 6.891 | 358.06 | 644 | 82.0 |
| $400,000.01 - $450,000.00 | $51,127,330 | 120 | 7.39 | $426,061 | 6.866 | 358.09 | 629 | 81.8 |
| $450,000.01 - $500,000.00 | $35,054,372 | 73 | 5.07 | $480,197 | 6.815 | 358.00 | 633 | 82.3 |
| $500,000.01 - $550,000.00 | $7,341,387 | 14 | 1.06 | $524,385 | 7.618 | 358.06 | 621 | 80.7 |
| $550,000.01 - $600,000.00 | $8,052,000 | 14 | 1.16 | $575,143 | 6.716 | 358.21 | 635 | 75.7 |
| $600,000.01 - $650,000.00 | $622,114 | 1 | 0.09 | $622,114 | 8.390 | 358.00 | 600 | 75.0 |
| $650,000.01 - $700,000.00 | $1,382,465 | 2 | 0.20 | $691,233 | 7.489 | 358.00 | 619 | 66.8 |
| $700,000.01 - $750,000.00 | $714,000 | 1 | 0.10 | $714,000 | 7.990 | 358.00 | 571 | 60.0 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |

### State

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| Alabama | $1,737,830 | 13 | 0.25 | $133,679 | 8.906 | 358.23 | 573 | 80.8 |
| Arizona | $3,552,420 | 20 | 0.51 | $177,621 | 7.397 | 357.18 | 642 | 83.6 |
| Arkansas | $1,837,614 | 15 | 0.27 | $122,508 | 8.315 | 358.34 | 632 | 90.8 |
| California | $388,377,037 | 1,545 | 56.12 | $251,377 | 7.001 | 355.33 | 619 | 76.1 |
| Colorado | $3,410,296 | 18 | 0.49 | $189,461 | 7.526 | 354.64 | 610 | 80.8 |
| Connecticut | $10,083,883 | 56 | 1.46 | $180,069 | 7.776 | 357.26 | 601 | 82.5 |
| Florida | $29,046,248 | 202 | 4.20 | $143,793 | 7.546 | 354.44 | 609 | 81.8 |
| Georgia | $10,946,106 | 78 | 1.58 | $140,335 | 7.744 | 356.24 | 607 | 84.6 |
| Hawaii | $1,250,987 | 5 | 0.18 | $250,197 | 6.363 | 358.00 | 634 | 81.4 |
| Idaho | $839,600 | 4 | 0.12 | $209,900 | 6.806 | 358.12 | 607 | 81.8 |
| Illinois | $66,236,152 | 344 | 9.57 | $192,547 | 7.464 | 356.36 | 628 | 84.5 |
| Indiana | $1,497,676 | 12 | 0.22 | $124,806 | 8.263 | 357.95 | 614 | 92.6 |
| Iowa | $683,640 | 6 | 0.10 | $113,940 | 7.563 | 358.00 | 624 | 91.7 |
| Kansas | $1,396,000 | 8 | 0.20 | $174,500 | 7.894 | 358.31 | 603 | 88.5 |
| Kentucky | $923,571 | 9 | 0.13 | $102,619 | 7.270 | 349.82 | 610 | 79.5 |
| Louisiana | $1,650,300 | 15 | 0.24 | $110,020 | 7.902 | 358.06 | 593 | 83.1 |
| Maine | $944,980 | 4 | 0.14 | $236,245 | 6.536 | 357.81 | 595 | 48.6 |
| Maryland | $16,192,171 | 84 | 2.34 | $192,764 | 7.400 | 357.17 | 599 | 80.5 |
| Massachusetts | $5,527,458 | 24 | 0.80 | $230,311 | 7.345 | 358.13 | 634 | 80.2 |
| Michigan | $11,408,857 | 85 | 1.65 | $134,222 | 7.988 | 358.18 | 595 | 83.1 |
| Minnesota | $6,222,478 | 38 | 0.90 | $163,749 | 7.721 | 358.19 | 617 | 84.4 |
| Mississippi | $659,458 | 5 | 0.10 | $131,892 | 8.192 | 358.81 | 591 | 88.4 |
| Missouri | $5,814,919 | 54 | 0.84 | $107,684 | 7.988 | 354.57 | 600 | 83.8 |
| Montana | $366,872 | 3 | 0.05 | $122,291 | 7.849 | 357.82 | 620 | 93.5 |
| Nebraska | $162,650 | 2 | 0.02 | $81,325 | 8.138 | 358.00 | 569 | 80.3 |
| Nevada | $19,665,078 | 100 | 2.84 | $196,651 | 7.291 | 356.19 | 614 | 77.7 |
| New Hampshire | $503,439 | 3 | 0.07 | $167,813 | 8.174 | 358.00 | 604 | 75.5 |
| New Jersey | $11,507,001 | 55 | 1.66 | $209,218 | 7.580 | 357.10 | 602 | 79.1 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Aggregate

ARM and Fixed $692,003,644

Detailed Report

**State**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| New Mexico | $2,532,571 | 19 | 0.37 | $133,293 | 7.973 | 357.94 | 615 | 86.2 |
| New York | $32,676,003 | 113 | 4.72 | $289,168 | 7.134 | 355.52 | 644 | 81.8 |
| North Carolina | $3,723,307 | 29 | 0.54 | $128,390 | 7.923 | 355.19 | 607 | 85.2 |
| Ohio | $6,587,033 | 63 | 0.95 | $104,556 | 7.752 | 354.36 | 618 | 86.7 |
| Oklahoma | $1,245,207 | 13 | 0.18 | $95,785 | 8.150 | 351.51 | 601 | 82.8 |
| Oregon | $2,337,730 | 17 | 0.34 | $137,514 | 6.727 | 343.40 | 632 | 81.1 |
| Pennsylvania | $5,797,036 | 43 | 0.84 | $134,815 | 7.871 | 357.66 | 597 | 79.2 |
| Rhode Island | $2,600,661 | 15 | 0.38 | $173,377 | 7.926 | 358.01 | 588 | 74.1 |
| South Carolina | $2,060,300 | 18 | 0.30 | $114,461 | 7.630 | 351.16 | 592 | 81.7 |
| Tennessee | $2,501,380 | 18 | 0.36 | $138,966 | 7.747 | 358.09 | 597 | 79.1 |
| Texas | $2,587,595 | 18 | 0.37 | $143,755 | 8.235 | 353.33 | 606 | 85.4 |
| Utah | $699,850 | 3 | 0.10 | $233,283 | 7.374 | 357.68 | 617 | 88.3 |
| Virginia | $18,555,295 | 108 | 2.68 | $171,808 | 7.347 | 354.38 | 600 | 80.0 |
| Washington | $2,181,776 | 16 | 0.32 | $136,361 | 7.202 | 356.51 | 609 | 78.3 |
| West Virginia | $174,250 | 1 | 0.03 | $174,250 | 6.450 | 358.00 | 690 | 82.4 |
| Wisconsin | $3,298,931 | 19 | 0.48 | $173,628 | 7.887 | 358.12 | 627 | 87.0 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |

**Loan-to-Value Ratios**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| <= 50.00 | $24,140,594 | 227 | 3.49 | $106,346 | 8.066 | 317.24 | 616 | 36.1 |
| 50.01 - 55.00 | $14,725,571 | 80 | 2.13 | $184,070 | 7.044 | 352.85 | 600 | 52.7 |
| 55.01 - 60.00 | $20,451,777 | 106 | 2.96 | $192,941 | 7.355 | 353.69 | 584 | 58.3 |
| 60.01 - 65.00 | $38,345,134 | 188 | 5.54 | $203,963 | 7.184 | 355.61 | 597 | 63.5 |
| 65.01 - 70.00 | $53,183,404 | 255 | 7.69 | $208,562 | 7.300 | 356.25 | 583 | 68.8 |
| 70.01 - 75.00 | $66,154,092 | 310 | 9.56 | $213,400 | 7.302 | 357.00 | 589 | 73.8 |
| 75.01 - 80.00 | $179,690,845 | 799 | 25.97 | $224,895 | 6.940 | 357.68 | 626 | 79.5 |
| 80.01 - 85.00 | $93,621,354 | 422 | 13.53 | $221,852 | 7.146 | 356.66 | 615 | 84.3 |
| 85.01 - 90.00 | $129,210,390 | 566 | 18.67 | $228,287 | 7.304 | 357.88 | 627 | 89.6 |
| 90.01 - 95.00 | $55,300,205 | 270 | 7.99 | $204,816 | 7.486 | 357.44 | 657 | 94.8 |
| 95.01 - 100.00 | $17,180,278 | 97 | 2.48 | $177,116 | 7.822 | 358.08 | 663 | 100.0 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |

**Range of Current Gross Coupon**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | $987,499 | 3 | 0.14 | $329,166 | 4.820 | 357.84 | 651 | 71.6 |
| 5.001 - 5.500 | $13,054,346 | 48 | 1.89 | $271,966 | 5.307 | 358.04 | 660 | 73.9 |
| 5.501 - 6.000 | $58,929,031 | 216 | 8.52 | $272,820 | 5.839 | 357.64 | 653 | 76.3 |

## Aggregate

ARM and Fixed $692,003,644

### Detailed Report

| Range of Current Gross Coupon | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
| 6.001 - 6.500 | $113,797,977 | 472 | 16.44 | $241,097 | 6.317 | 356.29 | 644 | 77.2 |
| 6.501 - 7.000 | $163,420,668 | 695 | 23.62 | $235,138 | 6.807 | 356.76 | 630 | 78.7 |
| 7.001 - 7.500 | $105,495,848 | 486 | 15.24 | $217,070 | 7.312 | 357.24 | 614 | 80.6 |
| 7.501 - 8.000 | $114,780,738 | 578 | 16.59 | $198,583 | 7.796 | 357.04 | 599 | 83.2 |
| 8.001 - 8.500 | $44,855,524 | 266 | 6.48 | $168,630 | 8.281 | 356.84 | 587 | 83.7 |
| 8.501 - 9.000 | $37,881,475 | 245 | 5.47 | $154,618 | 8.760 | 354.04 | 570 | 80.1 |
| 9.001 - 9.500 | $15,867,901 | 110 | 2.29 | $144,254 | 9.321 | 354.35 | 548 | 74.2 |
| 9.501 - 10.000 | $11,008,224 | 72 | 1.59 | $152,892 | 9.811 | 347.38 | 555 | 67.6 |
| 10.001 - 10.500 | $4,175,592 | 36 | 0.60 | $115,989 | 10.322 | 327.17 | 571 | 60.3 |
| 10.501 - 11.000 | $3,902,756 | 44 | 0.56 | $88,699 | 10.829 | 303.96 | 589 | 45.9 |
| 11.001 - 11.500 | $2,722,960 | 33 | 0.39 | $82,514 | 11.207 | 294.39 | 575 | 45.7 |
| 11.501 - 12.000 | $1,019,260 | 12 | 0.15 | $84,938 | 11.742 | 244.24 | 617 | 28.8 |
| 12.001 - 12.500 | $103,845 | 4 | 0.02 | $25,961 | 12.099 | 236.27 | 608 | 28.1 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |

| Property Type | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
| SFR | $528,368,948 | 2,579 | 76.35 | $204,874 | 7.222 | 355.72 | 614 | 78.6 |
| CND | $44,651,869 | 231 | 6.45 | $193,298 | 7.197 | 353.88 | 633 | 79.5 |
| 2 FAM | $42,128,693 | 181 | 6.09 | $232,755 | 7.306 | 354.39 | 630 | 81.0 |
| PUD | $40,005,721 | 166 | 5.78 | $240,998 | 7.274 | 356.55 | 613 | 78.7 |
| APUD | $14,363,549 | 74 | 2.08 | $194,102 | 7.407 | 356.23 | 625 | 81.2 |
| 3 FAM | $12,423,321 | 46 | 1.80 | $270,072 | 7.060 | 358.12 | 639 | 76.0 |
| 4 FAM | $7,742,611 | 29 | 1.12 | $266,987 | 7.260 | 357.89 | 646 | 78.2 |
| CNDP | $2,318,932 | 14 | 0.34 | $165,638 | 7.632 | 356.41 | 611 | 74.5 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |

| Purpose | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
| RCO | $493,778,865 | 2,341 | 71.35 | $210,926 | 7.199 | 356.42 | 607 | 77.7 |
| PUR | $152,748,369 | 751 | 22.07 | $203,393 | 7.254 | 352.91 | 654 | 82.4 |
| RNC | $45,476,410 | 228 | 6.57 | $199,458 | 7.495 | 356.50 | 610 | 79.1 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |





# Aggregate

## ARM and Fixed $692,003,644

## Detailed Report

### Occupancy

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| OO | $661,498,557 | 3,125 | 95.59 | $211,680 | 7.207 | 355.58 | 616 | 78.8 |
| INV | $30,098,776 | 191 | 4.35 | $157,585 | 7.762 | 357.03 | 649 | 79.0 |
| 2H | $406,311 | 4 | 0.06 | $101,578 | 7.637 | 358.00 | 659 | 77.6 |
| | $692,003,644 | 3,320 | 100.00 | $208,435 | 7.231 | 355.65 | 617 | 78.8 |

### Range of Months Remaining to Scheduled Maturity

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 1 - 120 | $206,000 | 2 | 0.03 | $103,000 | 7.263 | 118.00 | 683 | 62.3 |
| 121 - 180 | $3,631,173 | 45 | 0.52 | $80,693 | 9.215 | 178.14 | 666 | 42.8 |
| 181 - 300 | $8,453,245 | 108 | 1.22 | $78,271 | 8.827 | 243.33 | 655 | 41.8 |
| 301 - 360 | $679,713,226 | 3,165 | 98.22 | $214,759 | 7.201 | 358.06 | 617 | 79.5 |
| | $692,003,644 | 3,320 | 100.00 | $208,435 | 7.231 | 355.65 | 617 | 78.8 |

### Collateral Grouped by Document Type

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| Stated Income | $310,781,664 | 1,359 | 44.91 | $228,684 | 7.388 | 355.42 | 632 | 79.2 |
| 2 Yr Full Doc | $210,972,519 | 1,133 | 30.49 | $186,207 | 7.187 | 355.32 | 608 | 79.1 |
| 1 Yr Full Doc | $143,205,016 | 717 | 20.69 | $199,728 | 7.009 | 356.14 | 601 | 77.6 |
| 1 Yr Limited Doc | $24,941,545 | 103 | 3.60 | $242,151 | 6.931 | 358.19 | 613 | 78.6 |
| 2 Yr Limited Doc | $2,102,900 | 8 | 0.30 | $262,863 | 7.076 | 358.00 | 601 | 77.4 |
| | $692,003,644 | 3,320 | 100.00 | $208,435 | 7.231 | 355.65 | 617 | 78.8 |

### Collateral Grouped by FICO

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 801 - 820 | $69,916 | 1 | 0.01 | $69,916 | 10.750 | 238.00 | 807 | 20.0 |
| 781 - 800 | $2,397,029 | 17 | 0.35 | $141,002 | 6.762 | 334.83 | 789 | 69.2 |
| 761 - 780 | $9,018,386 | 39 | 1.30 | $231,241 | 6.792 | 347.01 | 768 | 77.7 |
| 741 - 760 | $12,894,397 | 54 | 1.86 | $238,785 | 6.847 | 351.55 | 750 | 83.2 |
| 721 - 740 | $14,263,165 | 65 | 2.06 | $219,433 | 6.945 | 347.97 | 731 | 80.1 |
| 701 - 720 | $25,496,584 | 112 | 3.68 | $227,648 | 6.662 | 356.83 | 710 | 83.2 |
| 681 - 700 | $33,320,171 | 139 | 4.82 | $239,713 | 6.724 | 356.24 | 688 | 82.8 |
| 661 - 680 | $62,302,738 | 269 | 9.00 | $231,609 | 6.841 | 355.87 | 671 | 82.5 |
| 641 - 660 | $80,877,821 | 366 | 11.69 | $220,978 | 6.902 | 354.23 | 651 | 80.8 |
| 621 - 640 | $95,831,420 | 436 | 13.85 | $219,797 | 6.845 | 356.06 | 630 | 80.9 |
| 601 - 620 | $79,510,801 | 390 | 11.49 | $203,874 | 7.033 | 354.35 | 611 | 79.4 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CPT-04 EC1

## Aggregate

ARM and Fixed $692,003,644

### Detailed Report

**Collateral Grouped by FICO**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 581 - 600 | $68,463,503 | 345 | 9.89 | $198,445 | 7.346 | 355.76 | 592 | 78.3 |
| 561 - 580 | $63,511,809 | 315 | 9.18 | $201,625 | 7.427 | 357.43 | 571 | 76.8 |
| 541 - 560 | $61,774,484 | 318 | 8.93 | $194,259 | 7.857 | 357.53 | 551 | 75.4 |
| 521 - 540 | $53,927,800 | 289 | 7.79 | $186,601 | 8.263 | 357.85 | 531 | 72.9 |
| 501 - 520 | $27,825,121 | 162 | 4.02 | $171,760 | 8.429 | 357.66 | 511 | 70.9 |
| <= 500 | $518,500 | 3 | 0.07 | $172,833 | 8.971 | 358.00 | 500 | 78.0 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |

**Grade**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| AA 80/20 | $3,010,044 | 46 | 0.43 | $65,436 | 10.704 | 210.00 | 703 | 19.3 |
| C | $30,797,944 | 157 | 4.45 | $196,165 | 8.106 | 357.97 | 562 | 67.7 |
| B | $45,645,619 | 231 | 6.60 | $197,600 | 7.819 | 356.58 | 575 | 73.3 |
| AA | $439,779,391 | 2,005 | 63.55 | $219,341 | 6.922 | 355.79 | 635 | 80.4 |
| C- | $10,600,005 | 60 | 1.53 | $176,667 | 9.883 | 357.97 | 547 | 61.0 |
| A+ | $142,935,285 | 714 | 20.66 | $200,189 | 7.454 | 356.98 | 586 | 77.9 |
| AA100 | $17,180,278 | 97 | 2.48 | $177,116 | 7.822 | 358.08 | 663 | 100.0 |
| AA95 | $2,055,078 | 10 | 0.30 | $205,508 | 7.927 | 358.27 | 651 | 95.0 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |

**Collateral Grouped by Prepayment Penalty Months**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 0 | $172,895,848 | 874 | 24.98 | $197,821 | 7.461 | 356.55 | 621 | 82.8 |
| 12 | $66,213,791 | 247 | 9.57 | $268,072 | 7.266 | 356.64 | 619 | 78.0 |
| 24 | $348,508,009 | 1,637 | 50.36 | $212,894 | 7.141 | 357.47 | 610 | 78.5 |
| 36 | $103,679,307 | 560 | 14.98 | $185,142 | 7.133 | 347.38 | 633 | 73.7 |
| 60 | $706,689 | 2 | 0.10 | $353,345 | 6.702 | 356.73 | 686 | 78.7 |
| | **$692,003,644** | **3,320** | **100.00** | **$208,435** | **7.231** | **355.65** | **617** | **78.8** |

**Range of Months to Roll** (Excludes 597 Fixed Rate Mortgages)

| DESCRIPTION | WA MTR | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|---|
| 0 - 6 | 4 | $14,013,356 | 55 | 2.38 | $254,788 | 6.749 | 358.08 | 641 | 85.0 |
| 7 - 12 | 10 | $40,450,266 | 172 | 6.86 | $235,176 | 6.879 | 358.08 | 623 | 83.1 |
| 19 - 24 | 22 | $503,825,412 | 2,353 | 85.42 | $214,120 | 7.276 | 358.07 | 610 | 79.7 |
| 32 - 37 | 34 | $17,807,628 | 84 | 3.02 | $211,996 | 6.890 | 358.07 | 627 | 79.5 |

## Aggregate

ARM and Fixed $692,003,644

Detailed Report

| Range of Months to Roll | | | | | | | | | | (Excludes 597 Fixed Rate Mortgages) |
|---|---|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | WA MTR | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV | |
| >= 38 | 58 | $13,749,390 | 59 | 2.33 | $233,041 | 6.878 | 358.01 | 628 | 75.7 | |
| | | $589,846,052 | 2,723 | 100.00 | $216,616 | 7.215 | 358.07 | 613 | 79.9 | |

| Range of Margin | | | | | | | | | (Excludes 597 Fixed Rate Mortgages) |
|---|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV | |
| 4.001 - 5.000 | $242,278 | 2 | 0.04 | $121,139 | 6.835 | 358.00 | 615 | 60.2 | |
| 5.001 - 6.000 | $368,602,612 | 1,610 | 62.49 | $228,946 | 6.888 | 358.08 | 631 | 81.7 | |
| 6.001 - 7.000 | $218,178,070 | 1,098 | 36.99 | $198,705 | 7.758 | 358.05 | 582 | 77.0 | |
| 7.001 - 8.000 | $2,100,562 | 9 | 0.36 | $233,396 | 7.634 | 357.91 | 595 | 79.5 | |
| 8.001 - 9.000 | $531,380 | 3 | 0.09 | $177,127 | 8.909 | 357.40 | 515 | 78.6 | |
| 9.001 - 10.000 | $191,151 | 1 | 0.03 | $191,151 | 9.240 | 358.00 | 573 | 85.0 | |
| 6.286 | $589,846,052 | 2,723 | 100.00 | $216,616 | 7.215 | 358.07 | 613 | 79.9 | |

| Range of Maximum Rates | | | | | | | | | (Excludes 597 Fixed Rate Mortgages) |
|---|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV | |
| 11.501 - 12.000 | $1,169,499 | 4 | 0.20 | $292,375 | 4.981 | 357.87 | 642 | 70.4 | |
| 12.001 - 12.500 | $13,554,346 | 49 | 2.30 | $276,619 | 5.338 | 358.04 | 657 | 72.2 | |
| 12.501 - 13.000 | $56,991,031 | 208 | 9.66 | $273,995 | 5.835 | 358.08 | 652 | 76.5 | |
| 13.001 - 13.500 | $88,768,856 | 365 | 15.05 | $243,202 | 6.311 | 358.08 | 638 | 79.2 | |
| 13.501 - 14.000 | $132,117,040 | 558 | 22.40 | $236,769 | 6.812 | 358.04 | 627 | 80.0 | |
| 14.001 - 14.500 | $90,525,241 | 399 | 15.35 | $226,880 | 7.311 | 358.03 | 610 | 81.1 | |
| 14.501 - 15.000 | $103,199,412 | 515 | 17.50 | $200,387 | 7.796 | 358.08 | 595 | 83.1 | |
| 15.001 - 15.500 | $39,919,774 | 231 | 6.77 | $172,813 | 8.281 | 358.12 | 585 | 83.7 | |
| 15.501 - 16.000 | $33,956,046 | 210 | 5.76 | $161,695 | 8.762 | 358.11 | 564 | 80.9 | |
| 16.001 - 16.500 | $13,171,621 | 86 | 2.23 | $153,158 | 9.315 | 358.13 | 546 | 75.5 | |
| 16.501 - 17.000 | $9,462,651 | 53 | 1.60 | $178,541 | 9.812 | 358.05 | 543 | 70.4 | |
| 17.001 - 17.500 | $3,078,577 | 20 | 0.52 | $153,929 | 10.315 | 358.01 | 536 | 69.5 | |
| 17.501 - 18.000 | $2,386,449 | 16 | 0.40 | $149,153 | 10.842 | 357.95 | 525 | 62.8 | |
| 18.001 - 18.500 | $1,334,609 | 7 | 0.23 | $190,658 | 11.207 | 357.82 | 522 | 68.6 | |
| 18.501 - 19.000 | $210,900 | 2 | 0.04 | $105,450 | 11.722 | 358.00 | 531 | 67.7 | |
| 14.214 | $589,846,052 | 2,723 | 100.00 | $216,616 | 7.215 | 358.07 | 613 | 79.9 | |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Aggregate

ARM and Fixed $692,003,644

### Detailed Report

**Initial Periodic Rate Cap** (Excludes 597 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 1.000 | $944,980 | 4 | 0.16 | $236,245 | 6.536 | 357.81 | 595 | 48.6 |
| 1.500 | $455,270 | 3 | 0.08 | $151,757 | 8.947 | 357.76 | 534 | 56.8 |
| 2.000 | $53,716,988 | 227 | 9.11 | $236,639 | 6.849 | 358.07 | 628 | 83.9 |
| 3.000 | $534,728,814 | 2,489 | 90.66 | $214,837 | 7.252 | 358.07 | 611 | 79.6 |
| | **$589,846,052** | **2,723** | **100.00** | **$216,616** | **7.215** | **358.07** | **613** | **79.9** |

**Subsequent Periodic Rate Cap** (Excludes 597 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 1.000 | $944,980 | 4 | 0.16 | $236,245 | 6.536 | 357.81 | 595 | 48.6 |
| 1.500 | $54,172,258 | 230 | 9.18 | $235,532 | 6.867 | 358.07 | 627 | 83.7 |
| 2.000 | $534,728,814 | 2,489 | 90.66 | $214,837 | 7.252 | 358.07 | 611 | 79.6 |
| | **$589,846,052** | **2,723** | **100.00** | **$216,616** | **7.215** | **358.07** | **613** | **79.9** |

**Range of Lifetime Rate Floor** (Excludes 597 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 4.001 - 5.000 | $987,499 | 3 | 0.17 | $329,166 | 4.820 | 357.84 | 651 | 71.6 |
| 5.001 - 6.000 | $70,227,377 | 257 | 11.91 | $273,258 | 5.737 | 358.08 | 653 | 76.0 |
| 6.001 - 7.000 | $221,122,916 | 922 | 37.49 | $239,830 | 6.608 | 358.06 | 632 | 79.5 |
| 7.001 - 8.000 | $193,987,633 | 916 | 32.89 | $211,777 | 7.569 | 358.05 | 602 | 82.1 |
| 8.001 - 9.000 | $73,875,820 | 441 | 12.52 | $167,519 | 8.502 | 358.11 | 575 | 82.4 |
| 9.001 - 10.000 | $22,634,272 | 139 | 3.84 | $162,836 | 9.522 | 358.10 | 545 | 73.3 |
| > 10.000 | $7,010,535 | 45 | 1.19 | $155,790 | 10.707 | 357.95 | 530 | 67.0 |
| | **$589,846,052** | **2,723** | **100.00** | **$216,616** | **7.215** | **358.07** | **613** | **79.9** |

**Next Interest Adjustment Date** (Excludes 597 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 02/05 | $275,871 | 2 | 0.05 | $137,935 | 6.947 | 357.00 | 590 | 85.2 |
| 03/05 | $12,326,735 | 45 | 2.09 | $273,927 | 6.727 | 358.00 | 642 | 85.3 |
| 04/05 | $1,410,750 | 8 | 0.24 | $176,344 | 6.899 | 359.00 | 642 | 82.4 |
| 08/05 | $1,453,752 | 8 | 0.25 | $181,719 | 6.852 | 357.00 | 626 | 80.0 |
| 09/05 | $34,503,542 | 145 | 5.85 | $237,955 | 6.822 | 358.00 | 622 | 82.9 |
| 10/05 | $4,492,972 | 19 | 0.76 | $236,472 | 7.319 | 359.00 | 632 | 85.8 |
| 07/06 | $2,427,235 | 9 | 0.41 | $269,693 | 6.884 | 356.00 | 622 | 77.2 |
| 08/06 | $21,288,579 | 98 | 3.61 | $217,230 | 7.459 | 357.00 | 588 | 77.9 |
| 09/06 | $420,299,714 | 1,939 | 71.26 | $216,761 | 7.262 | 358.00 | 611 | 79.6 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Aggregate

ARM and Fixed $692,003,644

Detailed Report

Next Interest Adjustment Date (Excludes 597 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 10/06 | $59,809,884 | 307 | 10.14 | $194,820 | 7.322 | 359.00 | 610 | 81.1 |
| 08/07 | $1,068,331 | 6 | 0.18 | $178,055 | 7.686 | 357.00 | 617 | 81.0 |
| 09/07 | $14,392,981 | 67 | 2.44 | $214,821 | 6.828 | 358.00 | 627 | 78.8 |
| 10/07 | $2,346,316 | 11 | 0.40 | $213,301 | 6.909 | 359.00 | 633 | 82.9 |
| 08/09 | $1,135,743 | 3 | 0.19 | $378,581 | 6.875 | 357.00 | 642 | 82.9 |
| 09/09 | $11,375,523 | 47 | 1.93 | $242,032 | 6.846 | 358.00 | 623 | 75.2 |
| 10/09 | $1,238,125 | 9 | 0.21 | $137,569 | 7.168 | 359.00 | 651 | 74.3 |
| | **$589,846,052** | **2,723** | **100.00** | **$216,616** | **7.215** | **358.07** | **613** | **79.9** |

```
                        ##                 #        ##
                         #                           #   #
## ##    #####   ### #   # ##  ## #  #   ###     ### #  #####
 ##  #  #    #  #   ##   ##  #  ## ## #    #    #   ##   #
 #   #   ####   #        #   #  #  #  #    #    #    #   #
 #   #       #  #        #   #  #  #  #    #    #    #   #
 #   #  #    #  #    #   #   #  #  #  #    #    #   ##   #   #
### ### #####    ####   ### ###### ## #  #####   ### ##   ###
```

Job : 195
Date: 11/22/2004
Time: 5:53:10 PM

## FICO & Documentation

| FICO Score | Full Doc | Simple Doc | Stated Doc | NINA | All Docs | Avg Prin Bal | Orig LTV |
|---|---|---|---|---|---|---|---|
| 501 - 520 | 0.96 | 0 | 0.89 | 0 | 1.86 | $411,056 | 70.4 |
| 521 - 540 | 3.8 | 0 | 1.22 | 0 | 5.02 | $423,078 | 76 |
| 541 - 560 | 2.89 | 0 | 2.4 | 0 | 5.29 | $425,544 | 76.3 |
| 561 - 580 | 3.5 | 0 | 3.53 | 0 | 7.03 | $401,187 | 77.6 |
| 581 - 600 | 4.09 | 0 | 4.37 | 0 | 8.45 | $393,552 | 77.6 |
| 601 - 620 | 7.4 | 0 | 5.9 | 0 | 13.3 | $405,748 | 78.9 |
| 621 - 640 | 9.66 | 0 | 5.51 | 0 | 15.17 | $406,610 | 80.9 |
| 641 - 660 | 5.13 | 0 | 9.39 | 0 | 14.52 | $356,809 | 81.9 |
| 661 - 680 | 4.5 | 0 | 7.32 | 0 | 11.82 | $394,641 | 81.9 |
| 681 - 700 | 1.83 | 0 | 3.73 | 0 | 5.56 | $364,124 | 83.5 |
| 701 - 720 | 1.4 | 0 | 2.83 | 0 | 4.23 | $393,901 | 86.4 |
| 721 - 740 | 0.86 | 0 | 1.28 | 0 | 2.14 | $270,273 | 77.3 |
| 741 - 760 | 0.72 | 0 | 2.52 | 0 | 3.24 | $358,615 | 82.6 |
| 761 - 780 | 0.61 | 0 | 1.66 | 0 | 2.27 | $286,604 | 73.8 |
| 781 - 800 | 0 | 0 | 0.05 | 0 | 0.05 | $97,000 | 20 |
| 801 - 820 | 0 | 0 | 0.04 | 0 | 0.04 | $69,916 | 20 |
|  | 47.36 | 0 | 52.64 | 0 | 100 | $383,773 | 79.8 |

## LTV & FICO

| Orig LTV | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Avg Prin Bal | WAC | Gross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| <= 70.00 | 0 | 1.17 | 1.53 | 1.52 | 1.64 | 1.49 | 2.2 | 2.38 | 1.39 | 1.15 | 0.12 | 0 | 0.26 | 0.12 | 0.31 | 0.05 | 0.04 | 0 | 15.37 | $271,855 | 7.562 | 6.563 |
| 70.01 - 80.00 | 0 | 0.44 | 2.07 | 2.23 | 2.61 | 3.46 | 5.21 | 5.68 | 5.04 | 4.97 | 2.72 | 1.37 | 0.97 | 0.69 | 0.86 | 0 | 0 | 0 | 38.28 | $415,484 | 6.678 | 6.195 |
| 80.01 - 90.00 | 0 | 0.25 | 1.42 | 1.54 | 2.77 | 3.29 | 5.67 | 5.06 | 5.34 | 5.03 | 1.8 | 2.05 | 0.48 | 2.21 | 1.1 | 0 | 0 | 0 | 38.01 | $417,650 | 6.935 | 6.114 |
| 90.01 - 95.00 | 0 | 0 | 0 | 0 | 0 | 0.21 | 0.23 | 2.09 | 2.75 | 0.67 | 0.42 | 0.81 | 0.21 | 0.22 | 0 | 0 | 0 | 0 | 7.63 | $396,840 | 7.397 | 6.132 |
| > 95.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.5 | 0 | 0.22 | 0 | 0 | 0 | 0 | 0 | 0.72 | $425,167 | 7.769 | 6.419 |
|  | 0 | 1.86 | 5.02 | 5.29 | 7.03 | 8.45 | 13.3 | 15.17 | 14.52 | 11.82 | 5.56 | 4.23 | 2.14 | 3.24 | 2.27 | 0.05 | 0.04 | 0 | 100 | $425,167 | 7.77 | 6.211 |

## Prin Balance & FICO

| Prin Balance | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.03 | 0.03 | 0 | 0 | 0 | 0 | 0.05 | 10 | 9.918 | |
| 50,000.01 - 100,000.00 | 0 | 0 | 0 | 0 | 0 | 0.14 | 0.2 | 0.13 | 0.43 | 0.19 | 0.12 | 0 | 0.23 | 0.09 | 0.31 | 0.05 | 0.04 | 0 | 1.94 | 18.7 | 10.454 | |
| 100,000.01 - 150,000.00 | 0 | 0 | 0 | 0 | 0 | 0.06 | 0.07 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.13 | 20 | 11.46 | |
| 200,000.01 - 275,000.00 | 0 | 0 | 0 | 0 | 0.15 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.15 | 67.8 | 7.49 | |
| 300,000.01 - 350,000.00 | 0 | 0.39 | 0.58 | 0.39 | 1.36 | 1.54 | 0.77 | 0.97 | 0.96 | 0.58 | 0.38 | 1.36 | 0 | 0 | 0 | 0 | 0 | 0 | 9.27 | 81.3 | 6.929 | 6.331 |
| 350,000.01 - 400,000.00 | 0 | 0.44 | 1.48 | 1.07 | 2.38 | 1.72 | 3.02 | 5.41 | 6.72 | 4.7 | 2.77 | 1.04 | 0.64 | 1.32 | 1.08 | 0 | 0 | 0 | 33.81 | 81.6 | 6.871 | 6.189 |
| 400,000.01 - 450,000.00 | 0 | 0.74 | 1.2 | 2.16 | 1.93 | 1.45 | 4.58 | 4.05 | 2.9 | 2.94 | 1.18 | 0.97 | 0.96 | 0.98 | 0 | 0 | 0 | 0 | 26.03 | 81.8 | 6.874 | 6.238 |
| 450,000.01 - 500,000.00 | 0 | 0.28 | 0.53 | 1.38 | 0.81 | 2.52 | 2.7 | 2.38 | 2.92 | 2.48 | 1.09 | 0.53 | 0.28 | 0.55 | 0.55 | 0 | 0 | 0 | 19.01 | 82.2 | 6.793 | 6.127 |
| 500,000.01 - 550,000.00 | 0 | 0 | 0.59 | 0.29 | 0 | 0 | 0.61 | 1.17 | 0.58 | 0.31 | 0 | 0 | 0 | 0.29 | 0 | 0 | 0 | 0 | 3.85 | 80.7 | 7.605 | 6.217 |
| 550,000.01 - 600,000.00 | 0 | 0 | 0.63 | 0 | 0 | 0.68 | 0.97 | 0.66 | 0 | 0.63 | 0 | 0.33 | 0 | 0 | 0.32 | 0 | 0 | 0 | 4.22 | 75.4 | 6.653 | 6.221 |
| 600,000.01 - 1,000,000.00 | 0 | 0 | 0 | 0 | 0.4 | 0.35 | 0.39 | 0.4 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1.54 | 66.9 | 7.827 | 6.463 |
| | 0 | 1.86 | 5.02 | 5.29 | 7.03 | 8.45 | 13.3 | 15.17 | 14.52 | 11.82 | 5.56 | 4.23 | 2.14 | 3.24 | 2.27 | 0.05 | 0.04 | 0 | 100 | 79.8 | 6.974 | 6.211 |

## Prepayment Penalty Term

| Prepay & FICO | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 0 | 0 | 1.29 | 1.25 | 0.87 | 2.05 | 3 | 3.81 | 3.92 | 1.58 | 0.73 | 1.4 | 0.71 | 0.99 | 0.39 | 0 | 0 | 0 | 21.99 | 80.9 | 7.227 | 6.224 | $413,920 |
| 12 | 0 | 0.48 | 1.02 | 0.98 | 1.23 | 1.34 | 1.72 | 1.66 | 1.54 | 2.38 | 1.24 | 0.38 | 0.04 | 0.52 | 0 | 0 | 0 | 0 | 14.55 | 80 | 7.11 | 6.252 | $408,512 |
| 24 | 0 | 1.38 | 2.03 | 3.07 | 4.1 | 3.55 | 6.26 | 8.28 | 5.99 | 5.66 | 2.93 | 1.64 | 1.03 | 1.44 | 1.18 | 0 | 0.04 | 0 | 48.58 | 80 | 6.779 | 6.198 | $388,891 |
| 36 | 0 | 0 | 0.68 | 0 | 0.68 | 1.51 | 2.32 | 1.42 | 3.08 | 2.2 | 0.66 | 0.8 | 0.35 | 0.03 | 0.7 | 0.05 | 0 | 0 | 14.48 | 77.6 | 7.114 | 6.167 | $316,332 |
| 60 | 0 | 0 | 0 | 0 | 0.15 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.25 | 0 | 0 | 0 | 0 | 0.4 | 78.7 | 6.702 | | $353,345 |
| | 0 | 1.86 | 5.02 | 5.29 | 7.03 | 8.45 | 13.3 | 15.17 | 14.52 | 11.82 | 5.56 | 4.23 | 2.14 | 3.24 | 2.27 | 0.05 | 0.04 | 0 | 100 | 79.8 | 6.974 | 6.211 | $383,773 |

## Mortg Rates & FICO

| Mortg Rates | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.22 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.22 | 65 | 4.64 | 6.75 | $389,499 |
| 5.001 - 5.500 | 0 | 0 | 0 | 0 | 0.21 | 0.2 | 0 | 0.69 | 0.26 | 0.73 | 0 | 0.25 | 0 | 0 | 0 | 0 | 0 | 0 | 2.34 | 78.6 | 5.378 | 5.905 | $413,591 |
| 5.501 - 6.000 | 0 | 0 | 0 | 0 | 0.45 | 0.21 | 2.4 | 1.91 | 1.85 | 2.2 | 1.09 | 0.72 | 0.69 | 0.93 | 0.97 | 0 | 0 | 0 | 13.43 | 77.3 | 5.843 | 6.093 | $416,754 |
| 6.001 - 6.500 | 0 | 0 | 0.23 | 0.23 | 0.72 | 1.31 | 3.54 | 4.14 | 3.04 | 2.38 | 1.34 | 1.61 | 0.28 | 0.97 | 0.7 | 0 | 0 | 0 | 20.48 | 80.8 | 6.325 | 6.141 | $411,641 |
| 6.501 - 7.000 | 0 | 0 | 0.4 | 1.43 | 1.75 | 3.02 | 3.03 | 4.93 | 4.77 | 3.97 | 2.1 | 0.59 | 0.48 | 0.79 | 0.28 | 0 | 0 | 0 | 27.53 | 81.3 | 6.819 | 6.212 | $419,804 |
| 7.001 - 7.500 | 0 | 0.78 | 0.72 | 1.2 | 1.95 | 0.5 | 1.45 | 1.89 | 2.34 | 1.42 | 0.51 | 0.65 | 0 | 0.22 | 0 | 0 | 0 | 0 | 13.62 | 83.1 | 7.29 | 6.216 | $415,521 |
| 7.501 - 8.000 | 0 | 0 | 1.98 | 0.46 | 1.48 | 1.48 | 1.94 | 0.97 | 1.4 | 0.74 | 0.41 | 0.41 | 0 | 0.22 | 0 | 0 | 0 | 0 | 11.49 | 84.5 | 7.779 | 6.325 | $423,400 |
| 8.001 - 8.500 | 0 | 0.25 | 0.24 | 0.25 | 0.46 | 0.85 | 0.67 | 0 | 0.2 | 0.2 | 0.04 | 0 | 0.26 | 0 | 0 | 0 | 0 | 0 | 3.43 | 83.3 | 8.265 | 6.319 | $379,461 |
| 8.501 - 9.000 | 0 | 0.22 | 0.74 | 1.46 | 0 | 0.22 | 0 | 0.33 | 0.22 | 0 | 0 | 0 | 0.35 | 0 | 0 | 0 | 0 | 0 | 3.54 | 80.3 | 8.682 | 6.475 | $347,843 |
| 9.001 - 9.500 | 0 | 0.2 | 0.43 | 0 | 0 | 0.28 | 0 | 0 | 0 | 0.1 | 0 | 0 | 0.04 | 0 | 0 | 0 | 0 | 0 | 1.05 | 68.2 | 9.418 | 6.592 | $265,847 |
| 9.501 - 10.000 | 0 | 0.41 | 0 | 0.25 | 0 | 0.19 | 0.05 | 0.04 | 0.04 | 0.04 | 0.04 | 0 | 0 | 0 | 0.11 | 0 | 0 | 0 | 1.18 | 53.2 | 9.843 | 6.765 | $189,703 |
| 10.001 - 10.500 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.06 | 0 | 0 | 0 | 0 | 0.06 | 0.06 | 0.05 | 0 | 0 | 0.22 | 18.2 | 10.299 | | $99,250 |
| 10.501 - 11.000 | 0 | 0 | 0 | 0 | 0 | 0.05 | 0 | 0 | 0.13 | 0.04 | 0.04 | 0 | 0.04 | 0.06 | 0.09 | 0 | 0.04 | 0 | 0.49 | 18.3 | 10.821 | | $72,854 |
| 11.001 - 11.500 | 0 | 0 | 0.3 | 0 | 0 | 0 | 0.17 | 0 | 0.12 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.59 | 44.8 | 11.17 | 6.99 | $149,314 |
| 11.501 - 12.000 | 0 | 0 | 0 | 0 | 0 | 0.15 | 0.05 | 0.05 | 0.08 | 0 | 0 | 0 | 0 | 0 | 0.05 | 0 | 0 | 0 | 0.39 | 18.5 | 11.743 | | $87,129 |
| | 0 | 1.86 | 5.02 | 5.29 | 7.03 | 8.45 | 13.3 | 15.17 | 14.52 | 11.82 | 5.56 | 4.23 | 2.14 | 3.24 | 2.27 | 0.05 | 0.04 | 0 | 100 | 79.8 | 6.974 | 6.211 | $383,773 |

## Mortg Rates & LTV

| Mortg Rates | <= 70 | 70.01-80 | 80.01-90 | 90.01-95 | > 95 | Total | Avg FICO | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 0.22 | 0 | 0 | 0 | 0 | 0.22 | 638 | 6.75 | $389,499 |
| 5.001 - 5.500 | 0.44 | 0.97 | 0.93 | 0 | 0 | 2.34 | 641 | 5.905 | $413,591 |
| 5.501 - 6.000 | 1.72 | 8.09 | 3.62 | 0 | 0 | 13.43 | 667 | 6.093 | $416,754 |
| 6.001 - 6.500 | 2.18 | 9.1 | 8.29 | 0.91 | 0 | 20.48 | 651 | 6.141 | $411,641 |
| 6.501 - 7.000 | 3.35 | 11.5 | 11.25 | 1.42 | 0 | 27.53 | 636 | 6.212 | $419,804 |
| 7.001 - 7.500 | 1.9 | 3.84 | 5.59 | 2 | 0.28 | 13.62 | 616 | 6.216 | $415,521 |
| 7.501 - 8.000 | 1.54 | 2.38 | 4.9 | 2.45 | 0.22 | 11.49 | 609 | 6.325 | $423,400 |
| 8.001 - 8.500 | 0.32 | 1.1 | 1.38 | 0.4 | 0.22 | 3.43 | 615 | 6.319 | $379,461 |
| 8.501 - 9.000 | 0.64 | 0.69 | 1.77 | 0.44 | 0 | 3.54 | 601 | 6.475 | $347,843 |
| 9.001 - 9.500 | 0.55 | 0.22 | 0.28 | 0 | 0 | 1.05 | 606 | 6.592 | $265,847 |
| 9.501 - 10.000 | 0.8 | 0.38 | 0 | 0 | 0 | 1.18 | 635 | 6.765 | $189,703 |
| 10.001 - 10.500 | 0.22 | 0 | 0 | 0 | 0 | 0.22 | 743 | | $99,250 |
| 10.501 - 11.000 | 0.49 | 0 | 0 | 0 | 0 | 0.49 | 710 | | $72,854 |
| 11.001 - 11.500 | 0.59 | 0 | 0 | 0 | 0 | 0.59 | 616 | 6.99 | $149,314 |
| 11.501 - 12.000 | 0.39 | 0 | 0 | 0 | 0 | 0.39 | 640 | | $87,129 |
| | 15.37 | 38.28 | 38.01 | 7.63 | 0.72 | 100 | 637 | 6.211 | $383,773 |

## FICO & Documentation

| FICO Score | Full Doc | Simple Doc | Stated Doc | NINA | All Docs | Avg Prin Bal | Orig LTV |
|---|---|---|---|---|---|---|---|
| <= 500 | 0.07 | 0.00 | 0.00 | 0.00 | 0.07 | $172,833 | 78.0 |
| 501 - 520 | 3.27 | 0.00 | 0.75 | 0.00 | 4.02 | $171,760 | 70.9 |
| 521 - 540 | 5.45 | 0.00 | 2.34 | 0.00 | 7.79 | $186,601 | 72.9 |
| 541 - 560 | 5.87 | 0.00 | 3.06 | 0.00 | 8.93 | $194,259 | 75.4 |
| 561 - 580 | 5.03 | 0.00 | 4.15 | 0.00 | 9.18 | $201,625 | 76.8 |
| 581 - 600 | 5.33 | 0.00 | 4.56 | 0.00 | 9.89 | $198,445 | 78.3 |
| 601 - 620 | 6.84 | 0.00 | 4.65 | 0.00 | 11.49 | $203,874 | 79.4 |
| 621 - 640 | 7.83 | 0.00 | 6.02 | 0.00 | 13.85 | $219,797 | 80.9 |
| 641 - 660 | 5.44 | 0.00 | 6.25 | 0.00 | 11.69 | $220,978 | 80.8 |
| 661 - 680 | 3.58 | 0.00 | 5.43 | 0.00 | 9.00 | $231,609 | 82.5 |
| 681 - 700 | 1.69 | 0.00 | 3.12 | 0.00 | 4.82 | $239,713 | 82.8 |
| 701 - 720 | 1.31 | 0.00 | 2.37 | 0.00 | 3.68 | $227,648 | 83.2 |
| 721 - 740 | 0.84 | 0.00 | 1.23 | 0.00 | 2.06 | $219,433 | 80.1 |
| 741 - 760 | 0.57 | 0.00 | 1.30 | 0.00 | 1.86 | $238,785 | 83.2 |
| 761 - 780 | 0.59 | 0.00 | 0.72 | 0.00 | 1.30 | $231,241 | 77.7 |
| 781 - 800 | 0.24 | 0.00 | 0.10 | 0.00 | 0.35 | $141,002 | 69.2 |
| 801 - 820 | 0.00 | 0.00 | 0.01 | 0.00 | 0.01 | $69,916 | 20.0 |
|  | **53.94** | **0.00** | **46.06** | **0.00** | **100.00** | **$208,435** | **78.8** |

## LTV & FICO

| Orig LTV | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Avg Prin Bal | WAC | Gross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| <= 70.00 | 0.00 | 1.83 | 3.12 | 2.76 | 2.58 | 2.27 | 2.20 | 2.38 | 2.00 | 1.03 | 0.39 | 0.40 | 0.32 | 0.18 | 0.22 | 0.13 | 0.01 | 0.00 | 21.80 | $176,223 | 7.376 | 6.518 |
| 70.01 - 80.00 | 0.07 | 1.91 | 2.94 | 3.16 | 3.08 | 3.19 | 4.16 | 4.70 | 3.81 | 3.25 | 2.21 | 1.30 | 0.78 | 0.44 | 0.39 | 0.14 | 0.00 | 0.00 | 35.53 | $221,682 | 7.037 | 6.278 |
| 80.01 - 90.00 | 0.00 | 0.29 | 1.73 | 3.01 | 3.43 | 3.95 | 3.93 | 4.63 | 3.65 | 3.17 | 1.22 | 1.27 | 0.53 | 0.82 | 0.53 | 0.05 | 0.00 | 0.00 | 32.20 | $225,538 | 7.238 | 6.199 |
| 90.01 - 95.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.04 | 0.21 | 0.92 | 1.89 | 1.86 | 1.15 | 0.73 | 0.52 | 0.25 | 0.34 | 0.08 | 0.00 | 0.00 | 0.00 | 7.99 | $204,816 | 7.486 | 6.092 |
| > 95.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.05 | 0.26 | 0.28 | 0.26 | 0.38 | 0.40 | 0.27 | 0.20 | 0.18 | 0.09 | 0.09 | 0.03 | 0.00 | 0.00 | 2.48 | $177,116 | 7.822 | 6.422 |
|  | **0.07** | **4.02** | **7.79** | **8.93** | **9.18** | **9.89** | **11.49** | **13.85** | **11.69** | **9.00** | **4.82** | **3.68** | **2.06** | **1.86** | **1.30** | **0.35** | **0.01** | **0.00** | **100.00** | **$208,435** | **7.231** | **6.286** |

## Prin Balance & FICO

| Prin Balance | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 0.00 | 0.00 | 0.04 | 0.01 | 0.03 | 0.03 | 0.09 | 0.03 | 0.07 | 0.02 | 0.00 | 0.02 | 0.02 | 0.04 | 0.01 | 0.03 | 0.00 | 0.00 | 0.43 | 36.7 | 9.617 | 6.324 |
| 50,000.01 - 100,000.00 | 0.00 | 0.41 | 0.50 | 0.53 | 0.46 | 0.61 | 0.72 | 0.59 | 0.49 | 0.29 | 0.15 | 0.12 | 0.10 | 0.07 | 0.09 | 0.02 | 0.01 | 0.00 | 5.16 | 70.6 | 8.295 | 6.390 |
| 100,000.01 - 150,000.00 | 0.02 | 0.72 | 1.28 | 1.26 | 1.08 | 1.48 | 1.50 | 1.49 | 0.94 | 0.94 | 0.29 | 0.36 | 0.20 | 0.09 | 0.09 | 0.02 | 0.00 | 0.00 | 11.74 | 78.8 | 7.578 | 6.339 |
| 150,000.01 - 200,000.00 | 0.00 | 0.79 | 1.62 | 1.87 | 1.63 | 1.77 | 1.52 | 2.02 | 1.93 | 1.18 | 0.63 | 0.40 | 0.25 | 0.13 | 0.26 | 0.10 | 0.00 | 0.00 | 16.09 | 77.4 | 7.400 | 6.348 |
| 200,000.01 - 275,000.00 | 0.06 | 1.07 | 1.86 | 2.31 | 2.63 | 2.00 | 2.50 | 3.23 | 2.33 | 2.09 | 1.29 | 0.84 | 0.34 | 0.33 | 0.07 | 0.18 | 0.00 | 0.00 | 23.12 | 77.9 | 7.170 | 6.301 |
| 275,000.01 - 300,000.00 | 0.00 | 0.38 | 0.70 | 0.75 | 0.75 | 0.75 | 0.71 | 1.29 | 1.15 | 0.70 | 0.33 | 0.53 | 0.13 | 0.08 | 0.04 | 0.00 | 0.00 | 0.00 | 8.30 | 80.3 | 7.101 | 6.267 |
| 300,000.01 - 350,000.00 | 0.00 | 0.28 | 0.66 | 0.84 | 1.07 | 1.41 | 1.07 | 1.39 | 1.17 | 0.89 | 0.61 | 0.62 | 0.28 | 0.09 | 0.14 | 0.00 | 0.00 | 0.00 | 10.53 | 81.5 | 6.965 | 6.281 |
| 350,000.01 - 400,000.00 | 0.00 | 0.11 | 0.38 | 0.33 | 0.67 | 0.49 | 0.83 | 1.60 | 1.77 | 1.20 | 0.82 | 0.27 | 0.27 | 0.44 | 0.38 | 0.00 | 0.00 | 0.00 | 9.56 | 82.0 | 6.891 | 6.199 |
| 400,000.01 - 450,000.00 | 0.00 | 0.19 | 0.31 | 0.61 | 0.55 | 0.37 | 1.29 | 1.03 | 0.86 | 0.81 | 0.43 | 0.31 | 0.31 | 0.31 | 0.00 | 0.00 | 0.00 | 0.00 | 7.39 | 81.8 | 6.866 | 6.214 |
| 450,000.01 - 500,000.00 | 0.00 | 0.07 | 0.14 | 0.35 | 0.21 | 0.71 | 0.76 | 0.61 | 0.75 | 0.63 | 0.28 | 0.14 | 0.07 | 0.21 | 0.14 | 0.00 | 0.00 | 0.00 | 5.07 | 82.3 | 6.815 | 6.145 |
| 500,000.01 - 550,000.00 | 0.00 | 0.00 | 0.15 | 0.07 | 0.00 | 0.00 | 0.16 | 0.30 | 0.23 | 0.08 | 0.00 | 0.00 | 0.00 | 0.07 | 0.00 | 0.00 | 0.00 | 0.00 | 1.06 | 80.7 | 7.618 | 6.201 |
| 550,000.01 - 600,000.00 | 0.00 | 0.00 | 0.16 | 0.00 | 0.00 | 0.17 | 0.25 | 0.17 | 0.00 | 0.16 | 0.00 | 0.08 | 0.09 | 0.00 | 0.08 | 0.00 | 0.00 | 0.00 | 1.16 | 75.7 | 6.716 | 6.203 |
| 600,000.01 - 1,000,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.10 | 0.09 | 0.10 | 0.10 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.39 | 66.9 | 7.827 | 6.463 |
| | 0.07 | 4.02 | 7.79 | 8.93 | 9.18 | 9.89 | 11.49 | 13.85 | 11.69 | 9.00 | 4.82 | 3.68 | 2.06 | 1.86 | 1.30 | 0.35 | 0.01 | 0.00 | 100.00 | 78.8 | 7.231 | 6.286 |

## Prepayment Penalty Term

| Prepay & FICO | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 0.03 | 0.86 | 1.69 | 1.94 | 2.06 | 2.62 | 3.17 | 3.69 | 3.06 | 2.04 | 1.03 | 1.02 | 0.63 | 0.77 | 0.27 | 0.10 | 0.00 | 0.00 | 24.98 | 82.8 | 7.461 | 6.242 | $197,821 |
| 12 | 0.00 | 0.38 | 0.93 | 0.88 | 0.80 | 1.01 | 0.82 | 1.21 | 1.00 | 0.99 | 0.64 | 0.22 | 0.21 | 0.20 | 0.22 | 0.04 | 0.00 | 0.00 | 9.57 | 78.0 | 7.266 | 6.289 | $268,072 |
| 24 | 0.03 | 2.60 | 4.45 | 5.60 | 5.33 | 4.57 | 5.69 | 6.71 | 4.99 | 4.16 | 2.28 | 1.71 | 0.97 | 0.70 | 0.43 | 0.12 | 0.01 | 0.00 | 50.36 | 78.5 | 7.141 | 6.306 | $212,894 |
| 36 | 0.02 | 0.18 | 0.72 | 0.50 | 0.95 | 1.69 | 1.81 | 2.24 | 2.63 | 1.81 | 0.87 | 0.73 | 0.25 | 0.13 | 0.38 | 0.09 | 0.00 | 0.00 | 14.98 | 73.7 | 7.133 | 6.277 | $185,142 |
| 60 | 0.00 | 0.00 | 0.00 | 0.00 | 0.04 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.06 | 0.00 | 0.00 | 0.00 | 0.00 | 0.10 | 78.7 | 6.702 | | $353,345 |
| | 0.07 | 4.02 | 7.79 | 8.93 | 9.18 | 9.89 | 11.49 | 13.85 | 11.69 | 9.00 | 4.82 | 3.68 | 2.06 | 1.86 | 1.30 | 0.35 | 0.01 | 0.00 | 100.00 | 78.8 | 7.231 | 6.286 | $208,435 |

## Mortg Rates & FICO

| Mortg Rates | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.02 | 0.00 | 0.00 | 0.06 | 0.00 | 0.00 | 0.06 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.14 | 71.6 | 4.820 | 6.290 | $329,166 |
| 5.001 - 5.500 | 0.00 | 0.00 | 0.00 | 0.00 | 0.10 | 0.07 | 0.14 | 0.47 | 0.36 | 0.28 | 0.08 | 0.13 | 0.08 | 0.04 | 0.12 | 0.03 | 0.00 | 0.00 | 1.89 | 73.9 | 5.307 | 5.976 | $271,966 |
| 5.501 - 6.000 | 0.00 | 0.00 | 0.07 | 0.11 | 0.41 | 0.44 | 1.31 | 1.43 | 1.37 | 1.23 | 0.65 | 0.58 | 0.33 | 0.24 | 0.29 | 0.06 | 0.00 | 0.00 | 8.52 | 76.3 | 5.839 | 6.083 | $272,820 |
| 6.001 - 6.500 | 0.00 | 0.00 | 0.19 | 0.61 | 0.86 | 1.63 | 2.28 | 3.01 | 2.35 | 1.64 | 1.43 | 1.16 | 0.33 | 0.57 | 0.31 | 0.08 | 0.00 | 0.00 | 16.44 | 77.2 | 6.317 | 6.149 | $241,097 |
| 6.501 - 7.000 | 0.00 | 0.29 | 0.67 | 1.37 | 1.98 | 2.30 | 2.86 | 4.24 | 3.58 | 3.05 | 1.28 | 0.79 | 0.50 | 0.39 | 0.20 | 0.10 | 0.00 | 0.00 | 23.62 | 78.7 | 6.807 | 6.210 | $235,138 |
| 7.001 - 7.500 | 0.00 | 0.67 | 0.98 | 1.62 | 1.80 | 1.62 | 1.79 | 1.97 | 1.61 | 1.22 | 0.68 | 0.43 | 0.42 | 0.23 | 0.19 | 0.02 | 0.00 | 0.00 | 15.24 | 80.6 | 7.312 | 6.270 | $217,070 |
| 7.501 - 8.000 | 0.00 | 0.91 | 1.97 | 2.11 | 2.10 | 1.74 | 1.95 | 1.79 | 1.63 | 0.98 | 0.37 | 0.46 | 0.17 | 0.32 | 0.09 | 0.00 | 0.00 | 0.00 | 16.59 | 83.2 | 7.796 | 6.395 | $198,583 |
| 8.001 - 8.500 | 0.03 | 0.49 | 0.84 | 0.90 | 0.91 | 1.11 | 0.71 | 0.39 | 0.38 | 0.35 | 0.18 | 0.10 | 0.09 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 6.48 | 83.7 | 8.281 | 6.362 | $168,630 |
| 8.501 - 9.000 | 0.00 | 0.53 | 1.41 | 1.24 | 0.53 | 0.54 | 0.21 | 0.41 | 0.16 | 0.20 | 0.05 | 0.02 | 0.10 | 0.03 | 0.02 | 0.01 | 0.00 | 0.00 | 5.47 | 80.1 | 8.760 | 6.573 | $154,618 |
| 9.001 - 9.500 | 0.05 | 0.49 | 0.79 | 0.33 | 0.23 | 0.19 | 0.07 | 0.04 | 0.05 | 0.03 | 0.01 | 0.00 | 0.02 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 2.29 | 74.2 | 9.321 | 6.728 | $144,254 |
| 9.501 - 10.000 | 0.00 | 0.28 | 0.48 | 0.34 | 0.19 | 0.17 | 0.03 | 0.01 | 0.01 | 0.02 | 0.01 | 0.01 | 0.00 | 0.01 | 0.03 | 0.00 | 0.00 | 0.00 | 1.59 | 67.6 | 9.811 | 6.790 | $152,892 |
| 10.001 - 10.500 | 0.00 | 0.12 | 0.09 | 0.22 | 0.05 | 0.01 | 0.01 | 0.00 | 0.03 | 0.00 | 0.00 | 0.01 | 0.00 | 0.01 | 0.02 | 0.02 | 0.00 | 0.00 | 0.60 | 60.3 | 10.322 | 6.922 | $115,989 |
| 10.501 - 11.000 | 0.00 | 0.18 | 0.14 | 0.03 | 0.01 | 0.02 | 0.03 | 0.00 | 0.04 | 0.01 | 0.01 | 0.00 | 0.03 | 0.03 | 0.02 | 0.01 | 0.01 | 0.00 | 0.56 | 45.9 | 10.829 | 6.903 | $88,699 |
| 11.001 - 11.500 | 0.00 | 0.05 | 0.13 | 0.03 | 0.00 | 0.02 | 0.08 | 0.00 | 0.08 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.01 | 0.00 | 0.00 | 0.39 | 45.7 | 11.207 | 6.990 | $82,514 |
| 11.501 - 12.000 | 0.00 | 0.00 | 0.02 | 0.01 | 0.00 | 0.05 | 0.01 | 0.01 | 0.03 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.01 | 0.00 | 0.00 | 0.00 | 0.15 | 28.8 | 11.742 | 6.990 | $84,938 |
| 12.001 - 12.500 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.01 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.02 | 28.1 | 12.099 | | $25,961 |
| | 0.07 | 4.02 | 7.79 | 8.93 | 9.18 | 9.89 | 11.49 | 13.85 | 11.69 | 9.00 | 4.82 | 3.68 | 2.06 | 1.86 | 1.30 | 0.35 | 0.01 | 0.00 | 100.00 | 78.8 | 7.231 | 6.286 | $208,435 |

## Mortg Rates & LTV

| Mortg Rates | <= 70 | 70.01-80 | 80.01-90 | 90.01-95 | > 95 | Total | Avg FICO | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 0.08 | 0.00 | 0.06 | 0.00 | 0.00 | 0.14 | 635 | 6.290 | $329,166 |
| 5.001 - 5.500 | 0.72 | 0.60 | 0.53 | 0.04 | 0.00 | 1.89 | 661 | 5.976 | $271,966 |
| 5.501 - 6.000 | 1.82 | 4.65 | 1.91 | 0.13 | 0.00 | 8.52 | 650 | 6.083 | $272,820 |
| 6.001 - 6.500 | 3.93 | 7.06 | 4.75 | 0.64 | 0.07 | 16.44 | 642 | 6.149 | $241,097 |
| 6.501 - 7.000 | 5.12 | 8.72 | 8.05 | 1.41 | 0.31 | 23.62 | 628 | 6.210 | $235,138 |
| 7.001 - 7.500 | 2.79 | 5.17 | 5.16 | 1.79 | 0.34 | 15.24 | 612 | 6.270 | $217,070 |
| 7.501 - 8.000 | 2.43 | 4.42 | 6.28 | 2.48 | 0.98 | 16.59 | 599 | 6.395 | $198,583 |
| 8.001 - 8.500 | 0.87 | 1.62 | 2.64 | 0.89 | 0.46 | 6.48 | 588 | 6.362 | $168,630 |

## Mortg Rates & LTV

| Mortg Rates | <= 70 | 70.01-80 | 80.01-90 | 90.01-95 | > 95 | Total | Avg FICO | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|
| 8.501 - 9.000 | 1.10 | 1.69 | 1.88 | 0.54 | 0.27 | 5.47 | 574 | 6.573 | $154,618 |
| 9.001 - 9.500 | 0.78 | 0.78 | 0.66 | 0.07 | 0.00 | 2.29 | 555 | 6.728 | $144,254 |
| 9.501 - 10.000 | 0.71 | 0.64 | 0.19 | 0.00 | 0.05 | 1.59 | 571 | 6.790 | $152,892 |
| 10.001 - 10.500 | 0.35 | 0.17 | 0.08 | 0.00 | 0.00 | 0.60 | 596 | 6.922 | $115,989 |
| 10.501 - 11.000 | 0.55 | 0.02 | 0.00 | 0.00 | 0.00 | 0.56 | 626 | 6.903 | $88,699 |
| 11.001 - 11.500 | 0.39 | 0.00 | 0.00 | 0.00 | 0.00 | 0.39 | 607 | 6.990 | $82,514 |
| 11.501 - 12.000 | 0.15 | 0.00 | 0.00 | 0.00 | 0.00 | 0.15 | 620 | 6.990 | $84,938 |
| 12.001 - 12.500 | 0.02 | 0.00 | 0.00 | 0.00 | 0.00 | 0.02 | 608 | | $25,961 |
| | 21.80 | 35.53 | 32.20 | 7.99 | 2.48 | 100.00 | 613 | 6.286 | $208,435 |

## FICO & Documentation

| FICO Score | Full Doc | Simple Doc | Stated Doc | NINA | All Docs | Avg Prin Bal | Orig LTV |
|---|---|---|---|---|---|---|---|
| <= 500 | 0.10 | 0.00 | 0.00 | 0.00 | 0.10 | $172,833 | 78.0 |
| 501 - 520 | 4.06 | 0.00 | 0.70 | 0.00 | 4.76 | $159,329 | 70.9 |
| 521 - 540 | 6.02 | 0.00 | 2.72 | 0.00 | 8.74 | $168,071 | 72.3 |
| 541 - 560 | 6.89 | 0.00 | 3.28 | 0.00 | 10.18 | $177,069 | 75.3 |
| 561 - 580 | 5.55 | 0.00 | 4.37 | 0.00 | 9.92 | $179,842 | 76.6 |
| 581 - 600 | 5.76 | 0.00 | 4.63 | 0.00 | 10.39 | $174,295 | 78.5 |
| 601 - 620 | 6.65 | 0.00 | 4.22 | 0.00 | 10.87 | $168,607 | 79.6 |
| 621 - 640 | 7.20 | 0.00 | 6.20 | 0.00 | 13.39 | $186,473 | 80.9 |
| 641 - 660 | 5.55 | 0.00 | 5.17 | 0.00 | 10.71 | $187,713 | 80.2 |
| 661 - 680 | 3.26 | 0.00 | 4.78 | 0.00 | 8.03 | $191,605 | 82.7 |
| 681 - 700 | 1.64 | 0.00 | 2.92 | 0.00 | 4.56 | $209,722 | 82.6 |
| 701 - 720 | 1.28 | 0.00 | 2.22 | 0.00 | 3.50 | $193,682 | 81.9 |
| 721 - 740 | 0.83 | 0.00 | 1.21 | 0.00 | 2.03 | $205,477 | 81.1 |
| 741 - 760 | 0.51 | 0.00 | 0.88 | 0.00 | 1.39 | $188,330 | 83.7 |
| 761 - 780 | 0.58 | 0.00 | 0.39 | 0.00 | 0.97 | $200,237 | 80.9 |
| 781 - 800 | 0.32 | 0.00 | 0.12 | 0.00 | 0.45 | $143,752 | 71.3 |
| | 56.20 | 0.00 | 43.80 | 0.00 | 100.00 | $180,162 | 78.5 |

## LTV & FICO

| Orig LTV | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Avg Prin Bal | WAC | Gross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| <= 70.00 | 0.00 | 2.05 | 3.67 | 3.18 | 2.90 | 2.54 | 2.21 | 2.38 | 2.20 | 0.99 | 0.48 | 0.53 | 0.34 | 0.20 | 0.19 | 0.16 | 0.00 | 0.00 | 24.01 | $163,573 | 7.335 | 6.508 |
| 70.01 - 80.00 | 0.10 | 2.41 | 3.24 | 3.48 | 3.24 | 3.10 | 3.80 | 4.37 | 3.38 | 2.66 | 2.04 | 1.28 | 0.71 | 0.35 | 0.23 | 0.19 | 0.00 | 0.00 | 34.58 | $188,289 | 7.174 | 6.311 |
| 80.01 - 90.00 | 0.00 | 0.30 | 1.84 | 3.51 | 3.66 | 4.18 | 3.33 | 4.48 | 3.06 | 2.52 | 1.02 | 1.00 | 0.55 | 0.35 | 0.34 | 0.07 | 0.00 | 0.00 | 30.21 | $188,138 | 7.368 | 6.234 |
| 90.01 - 95.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.05 | 0.21 | 1.16 | 1.82 | 1.56 | 1.32 | 0.83 | 0.42 | 0.26 | 0.38 | 0.10 | 0.00 | 0.00 | 0.00 | 8.12 | $177,151 | 7.515 | 6.080 |
| > 95.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.06 | 0.36 | 0.38 | 0.34 | 0.51 | 0.54 | 0.19 | 0.26 | 0.17 | 0.12 | 0.12 | 0.04 | 0.00 | 0.00 | 3.09 | $169,200 | 7.827 | 6.422 |
| | 0.10 | 4.76 | 8.74 | 10.18 | 9.92 | 10.39 | 10.87 | 13.39 | 10.71 | 8.03 | 4.56 | 3.50 | 2.03 | 1.39 | 0.97 | 0.45 | 0.00 | 0.00 | 100.00 | $180,162 | 7.319 | 6.312 |

*Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.*



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Prin Balance & FICO

| Prin Balance | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 0.00 | 0.00 | 0.05 | 0.02 | 0.04 | 0.04 | 0.12 | 0.04 | 0.09 | 0.02 | 0.00 | 0.02 | 0.02 | 0.04 | 0.01 | 0.04 | 0.00 | 0.00 | 0.55 | 37.6 | 9.607 | 6.324 |
| 50,000.01 - 100,000.00 | 0.00 | 0.55 | 0.67 | 0.71 | 0.62 | 0.78 | 0.89 | 0.75 | 0.51 | 0.32 | 0.16 | 0.16 | 0.05 | 0.06 | 0.01 | 0.01 | 0.00 | 0.00 | 6.27 | 76.1 | 8.065 | 6.390 |
| 100,000.01 - 150,000.00 | 0.02 | 0.96 | 1.72 | 1.69 | 1.45 | 1.96 | 1.99 | 2.00 | 1.26 | 1.26 | 0.39 | 0.48 | 0.27 | 0.13 | 0.12 | 0.02 | 0.00 | 0.00 | 15.73 | 79.0 | 7.567 | 6.339 |
| 150,000.01 - 200,000.00 | 0.00 | 1.06 | 2.18 | 2.51 | 2.19 | 2.38 | 2.04 | 2.71 | 2.59 | 1.59 | 0.84 | 0.53 | 0.34 | 0.17 | 0.35 | 0.13 | 0.00 | 0.00 | 21.62 | 77.4 | 7.400 | 6.348 |
| 200,000.01 - 275,000.00 | 0.08 | 1.44 | 2.49 | 3.10 | 3.48 | 2.69 | 3.36 | 4.34 | 3.13 | 2.81 | 1.73 | 1.13 | 0.45 | 0.44 | 0.09 | 0.24 | 0.00 | 0.00 | 31.01 | 77.9 | 7.169 | 6.301 |
| 275,000.01 - 300,000.00 | 0.00 | 0.50 | 0.94 | 1.00 | 1.01 | 1.01 | 0.95 | 1.73 | 1.55 | 0.94 | 0.44 | 0.72 | 0.17 | 0.11 | 0.06 | 0.00 | 0.00 | 0.00 | 11.15 | 80.3 | 7.101 | 6.267 |
| 300,000.01 - 350,000.00 | 0.00 | 0.25 | 0.69 | 1.00 | 0.98 | 1.36 | 1.17 | 1.53 | 1.24 | 1.00 | 0.68 | 0.37 | 0.38 | 0.12 | 0.19 | 0.00 | 0.00 | 0.00 | 10.96 | 81.6 | 6.976 | 6.267 |
| 350,000.01 - 400,000.00 | 0.00 | 0.00 | 0.00 | 0.07 | 0.08 | 0.07 | 0.08 | 0.29 | 0.07 | 0.00 | 0.15 | 0.00 | 0.14 | 0.15 | 0.14 | 0.00 | 0.00 | 0.00 | 1.23 | 86.0 | 7.076 | 6.334 |
| 400,000.01 - 450,000.00 | 0.00 | 0.00 | 0.00 | 0.08 | 0.08 | 0.00 | 0.17 | 0.00 | 0.16 | 0.08 | 0.17 | 0.09 | 0.08 | 0.08 | 0.00 | 0.00 | 0.00 | 0.00 | 0.98 | 81.8 | 6.798 | 5.990 |
| 450,000.01 - 500,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.09 | 0.09 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.09 | 0.00 | 0.00 | 0.00 | 0.00 | 0.28 | 85.1 | 7.350 | 6.695 |
| 500,000.01 - 550,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.10 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.10 | 80.0 | 7.790 | 5.990 |
| 550,000.01 - 600,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.11 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.11 | 80.0 | 7.500 | 5.990 |
| | 0.10 | 4.76 | 8.74 | 10.18 | 9.92 | 10.39 | 10.87 | 13.39 | 10.71 | 8.03 | 4.56 | 3.50 | 2.03 | 1.39 | 0.97 | 0.45 | 0.00 | 0.00 | 100.00 | 78.5 | 7.319 | 6.312 |

## Prepayment Penalty Term

| Prepay & FICO | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 0.04 | 1.16 | 1.83 | 2.18 | 2.46 | 2.82 | 3.23 | 3.64 | 2.77 | 2.19 | 1.13 | 0.89 | 0.60 | 0.70 | 0.23 | 0.13 | 0.00 | 0.00 | 26.01 | 83.3 | 7.529 | 6.248 | $171,779 |
| 12 | 0.00 | 0.35 | 0.90 | 0.85 | 0.65 | 0.90 | 0.51 | 1.06 | 0.82 | 0.52 | 0.44 | 0.16 | 0.27 | 0.08 | 0.30 | 0.05 | 0.00 | 0.00 | 7.86 | 76.8 | 7.365 | 6.314 | $219,987 |
| 24 | 0.04 | 3.02 | 5.29 | 6.47 | 5.75 | 4.92 | 5.50 | 6.17 | 4.65 | 3.65 | 2.06 | 1.74 | 0.95 | 0.44 | 0.17 | 0.17 | 0.00 | 0.00 | 50.97 | 78.1 | 7.259 | 6.340 | $185,426 |
| 36 | 0.02 | 0.24 | 0.73 | 0.68 | 1.04 | 1.75 | 1.63 | 2.52 | 2.48 | 1.68 | 0.94 | 0.70 | 0.22 | 0.16 | 0.27 | 0.10 | 0.00 | 0.00 | 15.15 | 72.4 | 7.139 | 6.320 | $162,957 |
| | 0.10 | 4.76 | 8.74 | 10.18 | 9.92 | 10.39 | 10.87 | 13.39 | 10.71 | 8.03 | 4.56 | 3.50 | 2.03 | 1.39 | 0.97 | 0.45 | 0.00 | 0.00 | 100.00 | 78.5 | 7.319 | 6.312 | $180,162 |

## Mortg Rates & FICO

| Mortg Rates | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.03 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.09 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.12 | 76.0 | 4.938 | 5.990 | $299,000 |

## Mortg Rates & FICO

| Mortg Rates | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5.001 - 5.500 | 0.00 | 0.00 | 0.00 | 0.00 | 0.06 | 0.03 | 0.19 | 0.39 | 0.39 | 0.12 | 0.11 | 0.09 | 0.10 | 0.05 | 0.16 | 0.05 | 0.00 | 0.00 | 1.73 | 71.8 | 5.274 | 6.009 | $234,696 |
| 5.501 - 6.000 | 0.00 | 0.00 | 0.10 | 0.14 | 0.39 | 0.52 | 0.93 | 1.27 | 1.20 | 0.90 | 0.50 | 0.53 | 0.20 | 0.00 | 0.06 | 0.09 | 0.00 | 0.00 | 6.83 | 75.7 | 5.836 | 6.077 | $221,220 |
| 6.001 - 6.500 | 0.00 | 0.00 | 0.17 | 0.73 | 0.91 | 1.73 | 1.85 | 2.62 | 2.12 | 1.39 | 1.46 | 1.00 | 0.35 | 0.43 | 0.18 | 0.11 | 0.00 | 0.00 | 15.06 | 75.5 | 6.313 | 6.153 | $202,015 |
| 6.501 - 7.000 | 0.00 | 0.39 | 0.77 | 1.35 | 2.06 | 2.05 | 2.80 | 4.01 | 3.18 | 2.74 | 0.99 | 0.86 | 0.51 | 0.25 | 0.17 | 0.14 | 0.00 | 0.00 | 22.27 | 77.6 | 6.802 | 6.209 | $198,141 |
| 7.001 - 7.500 | 0.00 | 0.63 | 1.08 | 1.77 | 1.75 | 2.01 | 1.90 | 2.00 | 1.36 | 1.15 | 0.74 | 0.35 | 0.56 | 0.23 | 0.25 | 0.02 | 0.00 | 0.00 | 15.80 | 79.9 | 7.319 | 6.288 | $190,177 |
| 7.501 - 8.000 | 0.00 | 1.23 | 1.97 | 2.68 | 2.32 | 1.83 | 1.95 | 2.07 | 1.71 | 1.06 | 0.35 | 0.47 | 0.23 | 0.35 | 0.12 | 0.00 | 0.00 | 0.00 | 18.34 | 82.9 | 7.800 | 6.410 | $178,222 |
| 8.001 - 8.500 | 0.04 | 0.57 | 1.05 | 1.13 | 1.06 | 1.20 | 0.72 | 0.53 | 0.45 | 0.40 | 0.23 | 0.13 | 0.03 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 7.53 | 83.8 | 8.284 | 6.368 | $155,137 |
| 8.501 - 9.000 | 0.00 | 0.64 | 1.64 | 1.17 | 0.71 | 0.64 | 0.29 | 0.44 | 0.14 | 0.27 | 0.07 | 0.03 | 0.01 | 0.04 | 0.02 | 0.02 | 0.00 | 0.00 | 6.14 | 80.1 | 8.775 | 6.591 | $139,296 |
| 9.001 - 9.500 | 0.06 | 0.59 | 0.91 | 0.45 | 0.31 | 0.15 | 0.10 | 0.05 | 0.07 | 0.01 | 0.02 | 0.00 | 0.01 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 2.72 | 75.0 | 9.308 | 6.743 | $135,990 |
| 9.501 - 10.000 | 0.00 | 0.24 | 0.65 | 0.36 | 0.25 | 0.17 | 0.02 | 0.00 | 0.00 | 0.01 | 0.00 | 0.01 | 0.00 | 0.01 | 0.00 | 0.00 | 0.00 | 0.00 | 1.73 | 71.0 | 9.803 | 6.795 | $146,254 |
| 10.001 - 10.500 | 0.00 | 0.16 | 0.13 | 0.29 | 0.06 | 0.02 | 0.01 | 0.01 | 0.02 | 0.00 | 0.00 | 0.02 | 0.00 | 0.00 | 0.01 | 0.01 | 0.00 | 0.00 | 0.73 | 64.8 | 10.324 | 6.922 | $118,081 |
| 10.501 - 11.000 | 0.00 | 0.24 | 0.18 | 0.04 | 0.01 | 0.01 | 0.04 | 0.01 | 0.01 | 0.00 | 0.00 | 0.00 | 0.02 | 0.02 | 0.00 | 0.01 | 0.00 | 0.00 | 0.59 | 53.8 | 10.832 | 6.903 | $94,641 |
| 11.001 - 11.500 | 0.00 | 0.07 | 0.07 | 0.04 | 0.00 | 0.02 | 0.05 | 0.00 | 0.06 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.01 | 0.00 | 0.00 | 0.33 | 46.2 | 11.230 | 6.990 | $64,529 |
| 11.501 - 12.000 | 0.00 | 0.00 | 0.02 | 0.02 | 0.00 | 0.01 | 0.00 | 0.00 | 0.01 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.06 | 51.2 | 11.740 | 6.990 | $80,556 |
| 12.001 - 12.500 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.01 | 0.01 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.02 | 28.1 | 12.099 | | $25,961 |
| | 0.10 | 4.76 | 8.74 | 10.18 | 9.92 | 10.39 | 10.87 | 13.39 | 10.71 | 8.03 | 4.56 | 3.50 | 2.03 | 1.39 | 0.97 | 0.45 | 0.00 | 0.00 | 100.00 | 78.5 | 7.319 | 6.312 | $180,162 |

## Mortg Rates & LTV

| Mortg Rates | <= 70 | 70.01-80 | 80.01-90 | 90.01-95 | > 95 | Total | Avg FICO | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 0.03 | 0.00 | 0.09 | 0.00 | 0.00 | 0.12 | 633 | 5.990 | $299,000 |
| 5.001 - 5.500 | 0.81 | 0.48 | 0.39 | 0.05 | 0.00 | 1.73 | 667 | 6.009 | $234,696 |
| 5.501 - 6.000 | 1.85 | 3.47 | 1.33 | 0.18 | 0.00 | 6.83 | 644 | 6.077 | $221,220 |
| 6.001 - 6.500 | 4.53 | 6.35 | 3.54 | 0.54 | 0.09 | 15.06 | 640 | 6.153 | $202,015 |
| 6.501 - 7.000 | 5.73 | 7.77 | 6.95 | 1.40 | 0.42 | 22.27 | 626 | 6.209 | $198,141 |
| 7.001 - 7.500 | 3.10 | 5.62 | 5.01 | 1.72 | 0.36 | 15.80 | 612 | 6.288 | $190,177 |
| 7.501 - 8.000 | 2.74 | 5.12 | 6.75 | 2.49 | 1.24 | 18.34 | 598 | 6.410 | $178,222 |
| 8.001 - 8.500 | 1.06 | 1.80 | 3.07 | 1.05 | 0.55 | 7.53 | 586 | 6.368 | $155,137 |
| 8.501 - 9.000 | 1.25 | 2.03 | 1.92 | 0.58 | 0.36 | 6.14 | 572 | 6.591 | $139,296 |

## Mortg Rates & LTV

| Mortg Rates | <= 70 | 70.01-80 | 80.01-90 | 90.01-95 | > 95 | Total | Avg FICO | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|
| 9.001 - 9.500 | 0.86 | 0.97 | 0.79 | 0.09 | 0.00 | 2.72 | 552 | 6.743 | $135,990 |
| 9.501 - 10.000 | 0.68 | 0.72 | 0.26 | 0.00 | 0.07 | 1.73 | 560 | 6.795 | $146,254 |
| 10.001 - 10.500 | 0.39 | 0.23 | 0.11 | 0.00 | 0.00 | 0.73 | 578 | 6.922 | $118,081 |
| 10.501 - 11.000 | 0.57 | 0.02 | 0.00 | 0.00 | 0.00 | 0.59 | 595 | 6.903 | $94,641 |
| 11.001 - 11.500 | 0.33 | 0.00 | 0.00 | 0.00 | 0.00 | 0.33 | 605 | 6.990 | $64,529 |
| 11.501 - 12.000 | 0.06 | 0.00 | 0.00 | 0.00 | 0.00 | 0.06 | 580 | 6.990 | $80,556 |
| 12.001 - 12.500 | 0.02 | 0.00 | 0.00 | 0.00 | 0.00 | 0.02 | 608 | | $25,961 |
| | 24.01 | 34.58 | 30.21 | 8.12 | 3.09 | 100.00 | 609 | 6.312 | $180,162 |



**SECURITIES CORPORATION**
A Countrywide Capital Markets Company

Collateral Matrix

CWABS 2004-EC1

## FICO & Documentation

| FICO Score | Full Doc | Simple Doc | Stated Doc | NINA | All Docs | Avg Prin Bal | Orig LTV |
|---|---|---|---|---|---|---|---|
| 501 - 520 | 0.96 | 0.00 | 0.89 | 0.00 | 1.86 | $411,056 | 70.4 |
| 521 - 540 | 3.80 | 0.00 | 1.22 | 0.00 | 5.02 | $423,078 | 76.0 |
| 541 - 560 | 2.89 | 0.00 | 2.40 | 0.00 | 5.29 | $425,544 | 76.3 |
| 561 - 580 | 3.50 | 0.00 | 3.53 | 0.00 | 7.03 | $401,187 | 77.6 |
| 581 - 600 | 4.09 | 0.00 | 4.37 | 0.00 | 8.45 | $393,552 | 77.6 |
| 601 - 620 | 7.40 | 0.00 | 5.90 | 0.00 | 13.30 | $405,748 | 78.9 |
| 621 - 640 | 9.66 | 0.00 | 5.51 | 0.00 | 15.17 | $406,610 | 80.9 |
| 641 - 660 | 5.13 | 0.00 | 9.39 | 0.00 | 14.52 | $356,809 | 81.9 |
| 661 - 680 | 4.50 | 0.00 | 7.32 | 0.00 | 11.82 | $394,641 | 81.9 |
| 681 - 700 | 1.83 | 0.00 | 3.73 | 0.00 | 5.56 | $364,124 | 83.5 |
| 701 - 720 | 1.40 | 0.00 | 2.83 | 0.00 | 4.23 | $393,901 | 86.4 |
| 721 - 740 | 0.86 | 0.00 | 1.28 | 0.00 | 2.14 | $270,273 | 77.3 |
| 741 - 760 | 0.72 | 0.00 | 2.52 | 0.00 | 3.24 | $358,615 | 82.6 |
| 761 - 780 | 0.61 | 0.00 | 1.66 | 0.00 | 2.27 | $286,604 | 73.8 |
| 781 - 800 | 0.00 | 0.00 | 0.05 | 0.00 | 0.05 | $97,000 | 20.0 |
| 801 - 820 | 0.00 | 0.00 | 0.04 | 0.00 | 0.04 | $69,916 | 20.0 |
| | **47.36** | **0.00** | **52.64** | **0.00** | **100.00** | **$383,773** | **79.8** |

## LTV & FICO

| Orig LTV | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Avg Prin Bal | WAC | Gross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| <= 70.00 | 0.00 | 1.17 | 1.53 | 1.52 | 1.64 | 1.49 | 2.20 | 2.36 | 1.39 | 1.15 | 0.12 | 0.00 | 0.26 | 0.12 | 0.31 | 0.05 | 0.04 | 0.00 | 15.37 | $271,855 | 7.562 | 6.563 |
| 70.01 - 80.00 | 0.00 | 0.44 | 2.07 | 2.23 | 2.61 | 3.46 | 5.21 | 5.66 | 5.04 | 4.97 | 2.72 | 1.37 | 0.97 | 0.69 | 0.86 | 0.00 | 0.00 | 0.00 | 38.28 | $415,484 | 6.678 | 6.195 |
| 80.01 - 90.00 | 0.00 | 0.25 | 1.42 | 1.54 | 2.77 | 3.29 | 5.67 | 5.06 | 5.34 | 5.03 | 1.80 | 2.05 | 0.48 | 2.21 | 1.10 | 0.00 | 0.00 | 0.00 | 38.01 | $417,650 | 6.935 | 6.114 |
| 90.01 - 95.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.21 | 0.23 | 2.09 | 2.75 | 0.67 | 0.42 | 0.81 | 0.21 | 0.22 | 0.00 | 0.00 | 0.00 | 0.00 | 7.63 | $396,840 | 7.397 | 6.132 |
| > 95.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.50 | 0.00 | 0.22 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.72 | $425,167 | 7.769 | 6.419 |
| | **0.00** | **1.86** | **5.02** | **5.29** | **7.03** | **8.45** | **13.30** | **15.17** | **14.52** | **11.82** | **5.56** | **4.23** | **2.14** | **3.24** | **2.27** | **0.05** | **0.04** | **0.00** | **100.00** | **$383,773** | **6.974** | **6.211** |





## Prin Balance & FICO

| Prin Balance | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.03 | 0.03 | 0.00 | 0.00 | 0.00 | 0.00 | 0.05 | 10.0 | 9.918 | |
| 50,000.01 - 100,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.14 | 0.20 | 0.13 | 0.43 | 0.19 | 0.12 | 0.00 | 0.23 | 0.09 | 0.31 | 0.05 | 0.04 | 0.00 | 1.94 | 18.7 | 10.454 | |
| 100,000.01 - 150,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.06 | 0.07 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.13 | 20.0 | 11.460 | |
| 200,000.01 - 275,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.15 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.15 | 67.8 | 7.490 | |
| 300,000.01 - 350,000.00 | 0.00 | 0.39 | 0.58 | 0.39 | 1.36 | 1.54 | 0.77 | 0.97 | 0.96 | 0.58 | 0.38 | 1.36 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 9.27 | 81.3 | 6.929 | 6.331 |
| 350,000.01 - 400,000.00 | 0.00 | 0.44 | 1.48 | 1.07 | 2.38 | 1.72 | 3.02 | 5.41 | 6.72 | 4.70 | 2.77 | 1.04 | 0.64 | 1.32 | 1.08 | 0.00 | 0.00 | 0.00 | 33.81 | 81.6 | 6.871 | 6.189 |
| 400,000.01 - 450,000.00 | 0.00 | 0.74 | 1.20 | 2.16 | 1.93 | 1.45 | 4.58 | 4.05 | 2.90 | 2.94 | 1.18 | 0.97 | 0.96 | 0.98 | 0.00 | 0.00 | 0.00 | 0.00 | 26.03 | 81.8 | 6.874 | 6.238 |
| 450,000.01 - 500,000.00 | 0.00 | 0.28 | 0.53 | 1.38 | 0.81 | 2.52 | 2.70 | 2.38 | 2.92 | 2.48 | 1.09 | 0.53 | 0.28 | 0.55 | 0.55 | 0.00 | 0.00 | 0.00 | 19.01 | 82.2 | 6.793 | 6.127 |
| 500,000.01 - 550,000.00 | 0.00 | 0.00 | 0.59 | 0.29 | 0.00 | 0.00 | 0.61 | 1.17 | 0.58 | 0.31 | 0.00 | 0.00 | 0.00 | 0.29 | 0.00 | 0.00 | 0.00 | 0.00 | 3.85 | 80.7 | 7.605 | 6.217 |
| 550,000.01 - 600,000.00 | 0.00 | 0.00 | 0.63 | 0.00 | 0.00 | 0.68 | 0.97 | 0.66 | 0.00 | 0.63 | 0.00 | 0.33 | 0.00 | 0.00 | 0.32 | 0.00 | 0.00 | 0.00 | 4.22 | 75.4 | 6.653 | 6.221 |
| 600,000.01 - 1,000,000.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.40 | 0.35 | 0.39 | 0.40 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1.54 | 66.9 | 7.827 | 6.463 |
| | 0.00 | 1.86 | 5.02 | 5.29 | 7.03 | 8.45 | 13.30 | 15.17 | 14.52 | 11.82 | 5.56 | 4.23 | 2.14 | 3.24 | 2.27 | 0.05 | 0.04 | 0.00 | 100.00 | 79.8 | 6.974 | 6.211 |

## Prepayment Penalty Term

| Prepay & FICO | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 0.00 | 0.00 | 1.29 | 1.25 | 0.87 | 2.05 | 3.00 | 3.81 | 3.92 | 1.58 | 0.73 | 1.40 | 0.71 | 0.99 | 0.39 | 0.00 | 0.00 | 0.00 | 21.99 | 80.9 | 7.227 | 6.224 | $413,920 |
| 12 | 0.00 | 0.48 | 1.02 | 0.98 | 1.23 | 1.34 | 1.72 | 1.66 | 1.54 | 2.38 | 1.24 | 0.38 | 0.04 | 0.52 | 0.00 | 0.00 | 0.00 | 0.00 | 14.55 | 80.0 | 7.110 | 6.252 | $408,512 |
| 24 | 0.00 | 1.38 | 2.03 | 3.07 | 4.10 | 3.55 | 6.26 | 8.28 | 5.99 | 5.66 | 2.93 | 1.64 | 1.03 | 1.44 | 1.18 | 0.00 | 0.04 | 0.00 | 48.58 | 80.0 | 6.779 | 6.198 | $388,891 |
| 36 | 0.00 | 0.00 | 0.68 | 0.00 | 0.68 | 1.51 | 2.32 | 1.42 | 3.08 | 2.20 | 0.66 | 0.80 | 0.35 | 0.03 | 0.70 | 0.05 | 0.00 | 0.00 | 14.48 | 77.6 | 7.114 | 6.167 | $316,332 |
| 60 | 0.00 | 0.00 | 0.00 | 0.00 | 0.15 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.25 | 0.00 | 0.00 | 0.00 | 0.00 | 0.40 | 78.7 | 6.702 | | $353,345 |
| | 0.00 | 1.86 | 5.02 | 5.29 | 7.03 | 8.45 | 13.30 | 15.17 | 14.52 | 11.82 | 5.56 | 4.23 | 2.14 | 3.24 | 2.27 | 0.05 | 0.04 | 0.00 | 100.00 | 79.8 | 6.974 | 6.211 | $383,773 |

## Mortg Rates & FICO

| Mortg Rates | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.22 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.22 | 65.0 | 4.640 | 6.750 | $389,499 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Mortg Rates & FICO

| Mortg Rates | <= 500 | 501-520 | 521-540 | 541-560 | 561-580 | 581-600 | 601-620 | 621-640 | 641-660 | 661-680 | 681-700 | 701-720 | 721-740 | 741-760 | 761-780 | 781-800 | 801-820 | Not Scored | Total | Orig LTV | WAC | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5.001 - 5.500 | 0.00 | 0.00 | 0.00 | 0.00 | 0.21 | 0.20 | 0.00 | 0.69 | 0.26 | 0.73 | 0.00 | 0.25 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 2.34 | 78.6 | 5.378 | 5.905 | $413,591 |
| 5.501 - 6.000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.45 | 0.21 | 2.40 | 1.91 | 1.85 | 2.20 | 1.09 | 0.72 | 0.69 | 0.93 | 0.97 | 0.00 | 0.00 | 0.00 | 13.43 | 77.3 | 5.843 | 6.093 | $416,754 |
| 6.001 - 6.500 | 0.00 | 0.00 | 0.23 | 0.23 | 0.72 | 1.31 | 3.54 | 4.14 | 3.04 | 2.38 | 1.34 | 1.61 | 0.28 | 0.97 | 0.70 | 0.00 | 0.00 | 0.00 | 20.48 | 80.8 | 6.325 | 6.141 | $411,641 |
| 6.501 - 7.000 | 0.00 | 0.00 | 0.40 | 1.43 | 1.75 | 3.02 | 3.03 | 4.93 | 4.77 | 3.97 | 2.10 | 0.59 | 0.48 | 0.79 | 0.28 | 0.00 | 0.00 | 0.00 | 27.53 | 81.3 | 6.819 | 6.212 | $419,804 |
| 7.001 - 7.500 | 0.00 | 0.78 | 0.72 | 1.20 | 1.95 | 0.50 | 1.45 | 1.89 | 2.34 | 1.42 | 0.51 | 0.65 | 0.00 | 0.22 | 0.00 | 0.00 | 0.00 | 0.00 | 13.62 | 83.1 | 7.290 | 6.216 | $415,521 |
| 7.501 - 8.000 | 0.00 | 0.00 | 1.98 | 0.46 | 1.48 | 1.48 | 1.94 | 0.97 | 1.40 | 0.74 | 0.41 | 0.41 | 0.00 | 0.22 | 0.00 | 0.00 | 0.00 | 0.00 | 11.49 | 84.5 | 7.779 | 6.325 | $423,400 |
| 8.001 - 8.500 | 0.00 | 0.25 | 0.24 | 0.25 | 0.46 | 0.85 | 0.67 | 0.00 | 0.20 | 0.20 | 0.04 | 0.00 | 0.26 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 3.43 | 83.3 | 8.265 | 6.319 | $379,461 |
| 8.501 - 9.000 | 0.00 | 0.22 | 0.74 | 1.46 | 0.00 | 0.22 | 0.00 | 0.33 | 0.22 | 0.00 | 0.00 | 0.00 | 0.35 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 3.54 | 80.3 | 8.682 | 6.475 | $347,843 |
| 9.001 - 9.500 | 0.00 | 0.20 | 0.43 | 0.00 | 0.00 | 0.28 | 0.00 | 0.00 | 0.00 | 0.10 | 0.00 | 0.00 | 0.04 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1.05 | 68.2 | 9.418 | 6.592 | $265,847 |
| 9.501 - 10.000 | 0.00 | 0.41 | 0.00 | 0.25 | 0.00 | 0.19 | 0.05 | 0.04 | 0.04 | 0.04 | 0.04 | 0.00 | 0.00 | 0.00 | 0.11 | 0.00 | 0.00 | 0.00 | 1.18 | 53.2 | 9.843 | 6.765 | $189,703 |
| 10.001 - 10.500 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.06 | 0.00 | 0.00 | 0.00 | 0.00 | 0.06 | 0.06 | 0.05 | 0.00 | 0.00 | 0.22 | 18.2 | 10.299 | | $99,250 |
| 10.501 - 11.000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.05 | 0.00 | 0.00 | 0.13 | 0.04 | 0.04 | 0.00 | 0.04 | 0.06 | 0.09 | 0.00 | 0.04 | 0.00 | 0.49 | 18.3 | 10.821 | | $72,854 |
| 11.001 - 11.500 | 0.00 | 0.00 | 0.30 | 0.00 | 0.00 | 0.00 | 0.17 | 0.00 | 0.12 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.59 | 44.8 | 11.170 | 6.990 | $149,314 |
| 11.501 - 12.000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.15 | 0.05 | 0.05 | 0.08 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.05 | 0.00 | 0.00 | 0.00 | 0.39 | 18.5 | 11.743 | | $87,129 |
| | 0.00 | 1.86 | 5.02 | 5.29 | 7.03 | 8.45 | 13.30 | 15.17 | 14.52 | 11.82 | 5.56 | 4.23 | 2.14 | 3.24 | 2.27 | 0.05 | 0.04 | 0.00 | 100.00 | 79.8 | 6.974 | 6.211 | $383,773 |

## Mortg Rates & LTV

| Mortg Rates | <= 70 | 70.01-80 | 80.01-90 | 90.01-95 | > 95 | Total | Avg FICO | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 0.22 | 0.00 | 0.00 | 0.00 | 0.00 | 0.22 | 638 | 6.750 | $389,499 |
| 5.001 - 5.500 | 0.44 | 0.97 | 0.93 | 0.00 | 0.00 | 2.34 | 641 | 5.905 | $413,591 |
| 5.501 - 6.000 | 1.72 | 8.09 | 3.62 | 0.00 | 0.00 | 13.43 | 667 | 6.093 | $416,754 |
| 6.001 - 6.500 | 2.18 | 9.10 | 8.29 | 0.91 | 0.00 | 20.48 | 651 | 6.141 | $411,641 |
| 6.501 - 7.000 | 3.35 | 11.50 | 11.25 | 1.42 | 0.00 | 27.53 | 636 | 6.212 | $419,804 |
| 7.001 - 7.500 | 1.90 | 3.84 | 5.59 | 2.00 | 0.28 | 13.62 | 616 | 6.216 | $415,521 |
| 7.501 - 8.000 | 1.54 | 2.38 | 4.90 | 2.45 | 0.22 | 11.49 | 609 | 6.325 | $423,400 |
| 8.001 - 8.500 | 0.32 | 1.10 | 1.38 | 0.40 | 0.22 | 3.43 | 615 | 6.319 | $379,461 |
| 8.501 - 9.000 | 0.64 | 0.69 | 1.77 | 0.44 | 0.00 | 3.54 | 601 | 6.475 | $347,843 |
| 9.001 - 9.500 | 0.55 | 0.22 | 0.28 | 0.00 | 0.00 | 1.05 | 606 | 6.592 | $265,847 |

## Mortg Rates & LTV

| Mortg Rates | <= 70 | 70.01-80 | 80.01-90 | 90.01-95 | > 95 | Total | Avg FICO | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|
| 9.501 - 10.000 | 0.80 | 0.38 | 0.00 | 0.00 | 0.00 | 1.18 | 635 | 6.765 | $189,703 |
| 10.001 - 10.500 | 0.22 | 0.00 | 0.00 | 0.00 | 0.00 | 0.22 | 743 | | $99,250 |
| 10.501 - 11.000 | 0.49 | 0.00 | 0.00 | 0.00 | 0.00 | 0.49 | 710 | | $72,854 |
| 11.001 - 11.500 | 0.59 | 0.00 | 0.00 | 0.00 | 0.00 | 0.59 | 616 | 6.990 | $149,314 |
| 11.501 - 12.000 | 0.39 | 0.00 | 0.00 | 0.00 | 0.00 | 0.39 | 640 | | $87,129 |
| | **15.37** | **38.28** | **38.01** | **7.63** | **0.72** | **100.00** | **637** | **6.211** | **$383,773** |





## Interest Only

## ARM and Fixed $93,918,150

## Detailed Report

### Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

| | | Range |
|---|---|---|
| Total Number of Loans | 325 | |
| Total Outstanding Balance | $93,918,150 | |
| Average Loan Balance | $288,979 | $48,000 to $581,600 |
| WA Mortgage Rate | 6.450% | 5.150% to 9.265% |
| Net WAC | 5.941% | 4.641% to 8.756% |
| ARM Characteristics | | |
| WA Gross Margin | 6.066% | 5.150% to 6.990% |
| WA Months to First Roll | 23 | 20 to 35 |
| WA First Periodic Cap | 3.000% | 3.000% to 3.000% |
| WA Subsequent Periodic Cap | 2.000% | 2.000% to 2.000% |
| WA Lifetime Cap | 13.438% | 12.150% to 16.265% |
| WA Lifetime Floor | 6.438% | 5.150% to 9.265% |
| WA Original Term (months) | 360 | 360 to 360 |
| WA Remaining Term (months) | 358 | 356 to 359 |
| WA LTV | 79.98% | 25.71% to 90.00% |
| Percentage of Pool with CLTV > 100% | 0.00% | |
| WA FICO | 661 | |
| Secured by (% of pool) 1st Liens | 100.00% | |
| 2nd Liens | 0.00% | |
| Prepayment Penalty at Loan Orig (% of all loans) | 86.31% | |

| Top 5 States: | | Top 5 Prop: | | Doc Types: | | Purpose Codes | | Occ Codes | | Grades | | Orig PP Term | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CA | 82.30% | SFR | 78.94% | Stated In | 39.61% | RCO | 53.09% | OO | 100.00 | AA | 89.38% | 0 | 13.69% |
| MD | 3.10% | CND | 11.06% | 2 Yr Full | 36.04% | PUR | 43.64% | | | A+ | 10.00% | 12 | 7.72% |
| NV | 2.99% | PUD | 5.42% | 1 Yr Full | 22.37% | RNC | 3.27% | | | B | 0.62% | 24 | 70.80% |
| IL | 2.44% | APUD | 3.37% | 1 Yr Limit | 1.68% | | | | | | | 36 | 7.79% |
| VA | 1.89% | 2 FAM | 1.22% | 2 Yr Limit | 0.30% | | | | | | | | |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Interest Only

## ARM and Fixed $93,918,150

## Detailed Report

### Description

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 2/28 LIB6M - IO | $85,966,351 | 295 | 91.53 | $291,411 | 6.441 | 358.05 | 662 | 80.5 |
| 3/27 LIB6M - IO | $3,997,150 | 16 | 4.26 | $249,822 | 6.374 | 358.04 | 646 | 74.7 |
| 30Yr Fixed - IO | $3,954,650 | 14 | 4.21 | $282,475 | 6.718 | 358.00 | 656 | 74.3 |
| | $93,918,150 | 325 | 100.00 | $288,979 | 6.450 | 358.05 | 661 | 80.0 |

### Description

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| ARM 360 | $89,963,500 | 311 | 95.79 | $289,272 | 6.438 | 358.05 | 661 | 80.2 |
| Fixed 360 | $3,954,650 | 14 | 4.21 | $282,475 | 6.718 | 358.00 | 656 | 74.3 |
| | $93,918,150 | 325 | 100.00 | $288,979 | 6.450 | 358.05 | 661 | 80.0 |

### Range of Current Balance

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| $25,000.01 - $50,000.00 | $48,000 | 1 | 0.05 | $48,000 | 7.590 | 358.00 | 751 | 65.8 |
| $50,000.01 - $75,000.00 | $68,600 | 1 | 0.07 | $68,600 | 7.990 | 359.00 | 604 | 70.0 |
| $75,000.01 - $100,000.00 | $281,000 | 3 | 0.30 | $93,667 | 6.524 | 358.00 | 642 | 65.5 |
| $100,000.01 - $150,000.00 | $3,963,901 | 30 | 4.22 | $132,130 | 6.524 | 358.10 | 639 | 75.5 |
| $150,000.01 - $200,000.00 | $7,547,273 | 42 | 8.04 | $179,697 | 6.527 | 358.02 | 664 | 76.9 |
| $200,000.01 - $250,000.00 | $13,691,170 | 60 | 14.58 | $228,186 | 6.605 | 358.07 | 654 | 79.8 |
| $250,000.01 - $300,000.00 | $13,631,587 | 49 | 14.51 | $278,196 | 6.334 | 358.07 | 664 | 80.0 |
| $300,000.01 - $350,000.00 | $10,084,879 | 31 | 10.74 | $325,319 | 6.466 | 358.06 | 655 | 80.9 |
| $350,000.01 - $400,000.00 | $21,570,541 | 57 | 22.97 | $378,431 | 6.441 | 358.04 | 669 | 80.6 |
| $400,000.01 - $450,000.00 | $12,661,550 | 30 | 13.48 | $422,052 | 6.398 | 358.03 | 659 | 80.8 |
| $450,000.01 - $500,000.00 | $7,118,850 | 15 | 7.58 | $474,590 | 6.277 | 357.93 | 664 | 81.0 |
| $500,000.01 - $550,000.00 | $2,110,000 | 4 | 2.25 | $527,500 | 6.894 | 357.98 | 654 | 84.4 |
| $550,000.01 - $600,000.00 | $1,140,800 | 2 | 1.21 | $570,400 | 5.880 | 358.49 | 699 | 80.0 |
| | $93,918,150 | 325 | 100.00 | $288,979 | 6.450 | 358.05 | 661 | 80.0 |

### State

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| Arizona | $377,600 | 3 | 0.40 | $125,867 | 6.034 | 358.00 | 673 | 77.9 |
| California | $77,296,247 | 250 | 82.30 | $309,185 | 6.390 | 358.04 | 664 | 79.9 |
| Colorado | $660,000 | 2 | 0.70 | $330,000 | 6.366 | 357.25 | 674 | 80.0 |
| Florida | $1,036,000 | 6 | 1.10 | $172,667 | 6.772 | 358.02 | 664 | 81.4 |
| Georgia | $1,041,550 | 6 | 1.11 | $173,592 | 6.512 | 357.80 | 624 | 82.7 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Interest Only

## ARM and Fixed $93,918,150

## Detailed Report

### State

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| Illinois | $2,292,300 | 9 | 2.44 | $254,700 | 7.013 | 358.00 | 666 | 84.1 |
| Kentucky | $327,900 | 2 | 0.35 | $163,950 | 6.149 | 358.00 | 648 | 83.2 |
| Maryland | $2,909,650 | 12 | 3.10 | $242,471 | 6.942 | 358.20 | 630 | 78.5 |
| Massachusetts | $483,500 | 2 | 0.51 | $241,750 | 6.610 | 358.00 | 648 | 88.7 |
| Michigan | $391,800 | 2 | 0.42 | $195,900 | 7.848 | 358.00 | 706 | 85.7 |
| Minnesota | $190,000 | 1 | 0.20 | $190,000 | 6.125 | 359.00 | 653 | 66.7 |
| Nevada | $2,811,075 | 14 | 2.99 | $200,791 | 6.466 | 358.17 | 651 | 81.3 |
| New Jersey | $386,000 | 1 | 0.41 | $386,000 | 6.290 | 358.00 | 624 | 53.2 |
| New York | $1,148,462 | 3 | 1.22 | $382,821 | 6.315 | 358.36 | 648 | 82.3 |
| Ohio | $166,600 | 1 | 0.18 | $166,600 | 7.290 | 358.00 | 652 | 85.0 |
| Tennessee | $86,000 | 1 | 0.09 | $86,000 | 6.990 | 358.00 | 668 | 80.0 |
| Virginia | $1,772,150 | 6 | 1.89 | $295,358 | 6.897 | 358.14 | 625 | 81.3 |
| Washington | $346,806 | 2 | 0.37 | $173,403 | 6.540 | 357.42 | 624 | 63.4 |
| Wisconsin | $194,510 | 2 | 0.21 | $97,255 | 8.443 | 358.35 | 596 | 82.9 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |

### Loan-to-Value Ratios

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| <= 50.00 | $619,000 | 4 | 0.66 | $154,750 | 6.282 | 358.00 | 640 | 39.2 |
| 50.01 - 55.00 | $1,234,000 | 5 | 1.31 | $246,800 | 6.267 | 357.84 | 667 | 52.9 |
| 55.01 - 60.00 | $975,300 | 5 | 1.04 | $195,060 | 6.292 | 358.00 | 655 | 58.3 |
| 60.01 - 65.00 | $4,189,998 | 16 | 4.46 | $261,875 | 6.070 | 358.15 | 642 | 63.6 |
| 65.01 - 70.00 | $3,669,950 | 14 | 3.91 | $262,139 | 6.350 | 358.00 | 641 | 68.4 |
| 70.01 - 75.00 | $5,786,495 | 21 | 6.16 | $275,547 | 6.411 | 358.07 | 649 | 73.6 |
| 75.01 - 80.00 | $43,927,789 | 148 | 46.77 | $296,809 | 6.335 | 358.03 | 660 | 79.9 |
| 80.01 - 85.00 | $14,585,403 | 46 | 15.53 | $317,074 | 6.484 | 358.09 | 676 | 83.8 |
| 85.01 - 90.00 | $18,930,215 | 66 | 20.16 | $286,821 | 6.830 | 358.05 | 664 | 89.4 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |

### Range of Current Gross Coupon

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 5.001 - 5.500 | $3,696,300 | 12 | 3.94 | $308,025 | 5.288 | 357.87 | 661 | 76.2 |
| 5.501 - 6.000 | $21,453,043 | 73 | 22.84 | $293,877 | 5.831 | 358.06 | 671 | 78.0 |
| 6.001 - 6.500 | $27,019,177 | 89 | 28.77 | $303,586 | 6.292 | 358.06 | 655 | 79.9 |
| 6.501 - 7.000 | $30,527,829 | 110 | 32.50 | $277,526 | 6.772 | 358.04 | 661 | 80.3 |
| 7.001 - 7.500 | $8,206,293 | 26 | 8.74 | $315,627 | 7.321 | 358.08 | 661 | 83.0 |
| 7.501 - 8.000 | $2,057,697 | 10 | 2.19 | $205,770 | 7.818 | 357.87 | 643 | 87.6 |
| 8.001 - 8.500 | $400,500 | 2 | 0.43 | $200,250 | 8.075 | 358.00 | 651 | 90.0 |

## Interest Only

## ARM and Fixed $93,918,150

## Detailed Report

**Range of Current Gross Coupon**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 8.501 - 9.000 | $335,910 | 2 | 0.36 | $167,955 | 8.690 | 358.00 | 609 | 88.0 |
| 9.001 - 9.500 | $221,400 | 1 | 0.24 | $221,400 | 9.265 | 359.00 | 649 | 90.0 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |

**Property Type**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| SFR | $74,134,361 | 253 | 78.94 | $293,021 | 6.435 | 358.04 | 660 | 79.5 |
| CND | $10,390,797 | 41 | 11.06 | $253,434 | 6.495 | 358.01 | 665 | 82.3 |
| PUD | $5,087,623 | 17 | 5.42 | $299,272 | 6.491 | 358.11 | 657 | 80.5 |
| APUD | $3,163,620 | 11 | 3.37 | $287,602 | 6.542 | 358.24 | 679 | 82.4 |
| 2 FAM | $1,141,750 | 3 | 1.22 | $380,583 | 6.571 | 358.00 | 687 | 84.3 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |

**Purpose**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| RCO | $49,861,857 | 181 | 53.09 | $275,480 | 6.394 | 358.02 | 655 | 78.5 |
| PUR | $40,985,594 | 131 | 43.64 | $312,867 | 6.504 | 358.09 | 670 | 81.4 |
| RNC | $3,070,700 | 13 | 3.27 | $236,208 | 6.617 | 357.93 | 642 | 84.6 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |

**Occupancy**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| OO | $93,918,150 | 325 | 100.00 | $288,979 | 6.450 | 358.05 | 661 | 80.0 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |

**Range of Months Remaining to Scheduled Maturity**

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 301 - 360 | $93,918,150 | 325 | 100.00 | $288,979 | 6.450 | 358.05 | 661 | 80.0 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Interest Only

## ARM and Fixed $93,918,150

## Detailed Report

### Collateral Grouped by Document Type

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| Stated Income | $37,205,269 | 126 | 39.61 | $295,280 | 6.796 | 358.11 | 677 | 80.5 |
| 2 Yr Full Doc | $33,847,825 | 118 | 36.04 | $286,846 | 6.274 | 358.07 | 654 | 80.4 |
| 1 Yr Full Doc | $21,005,557 | 74 | 22.37 | $283,859 | 6.120 | 357.92 | 646 | 79.1 |
| 1 Yr Limited Doc | $1,574,500 | 6 | 1.68 | $262,417 | 6.437 | 357.87 | 669 | 71.4 |
| 2 Yr Limited Doc | $285,000 | 1 | 0.30 | $285,000 | 6.440 | 358.00 | 633 | 78.1 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |

### Collateral Grouped by FICO

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 781 - 800 | $412,799 | 2 | 0.44 | $206,400 | 6.007 | 358.00 | 790 | 80.0 |
| 761 - 780 | $2,700,720 | 8 | 2.88 | $337,590 | 6.171 | 358.00 | 769 | 79.7 |
| 741 - 760 | $3,274,600 | 10 | 3.49 | $327,460 | 6.273 | 358.28 | 749 | 82.7 |
| 721 - 740 | $2,428,300 | 10 | 2.59 | $242,830 | 6.315 | 358.18 | 730 | 78.7 |
| 701 - 720 | $6,833,300 | 23 | 7.28 | $297,100 | 6.373 | 358.15 | 710 | 81.8 |
| 681 - 700 | $8,210,712 | 28 | 8.74 | $293,240 | 6.389 | 358.09 | 689 | 80.6 |
| 661 - 680 | $16,254,566 | 54 | 17.31 | $301,010 | 6.584 | 358.08 | 671 | 81.6 |
| 641 - 660 | $20,323,785 | 71 | 21.64 | $286,250 | 6.572 | 358.02 | 651 | 80.1 |
| 621 - 640 | $20,911,568 | 71 | 22.27 | $294,529 | 6.328 | 358.01 | 631 | 79.0 |
| 601 - 620 | $9,471,734 | 33 | 10.09 | $287,022 | 6.434 | 357.96 | 612 | 78.0 |
| 581 - 600 | $2,727,568 | 13 | 2.90 | $209,813 | 6.662 | 357.90 | 592 | 75.3 |
| 561 - 580 | $368,500 | 2 | 0.39 | $184,250 | 7.273 | 358.65 | 579 | 86.8 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |

### Grade

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| A+ | $9,393,020 | 34 | 10.00 | $276,265 | 6.603 | 357.94 | 636 | 76.2 |
| AA | $83,941,130 | 289 | 89.38 | $290,454 | 6.432 | 358.06 | 664 | 80.5 |
| B | $584,000 | 2 | 0.62 | $292,000 | 6.544 | 358.00 | 629 | 71.4 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |

### Collateral Grouped by Prepayment Penalty Months

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 0 | $12,857,272 | 47 | 13.69 | $273,559 | 6.797 | 358.05 | 645 | 79.2 |
| 12 | $7,250,162 | 23 | 7.72 | $315,224 | 6.636 | 357.78 | 652 | 80.6 |
| 24 | $66,492,017 | 228 | 70.80 | $291,632 | 6.361 | 358.07 | 665 | 80.3 |

# Interest Only

## ARM and Fixed $93,918,150

## Detailed Report

### Collateral Grouped by Prepayment Penalty Months

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 36 | $7,318,700 | 27 | 7.79 | $271,063 | 6.460 | 358.05 | 662 | 77.8 |
| | **$93,918,150** | **325** | **100.00** | **$288,979** | **6.450** | **358.05** | **661** | **80.0** |

### Range of Months to Roll (Excludes 14 Fixed Rate Mortgages)

| DESCRIPTION | WA MTR | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|---|
| 19 - 24 | 22 | $85,966,351 | 295 | 95.56 | $291,411 | 6.441 | 358.05 | 662 | 80.5 |
| 32 - 37 | 34 | $3,997,150 | 16 | 4.44 | $249,822 | 6.374 | 358.04 | 646 | 74.7 |
| | | **$89,963,500** | **311** | **100.00** | **$289,272** | **6.438** | **358.05** | **661** | **80.2** |

### Range of Margin (Excludes 14 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 5.001 - 6.000 | $80,508,480 | 277 | 89.49 | $290,644 | 6.419 | 358.06 | 664 | 80.7 |
| 6.001 - 7.000 | $9,455,020 | 34 | 10.51 | $278,089 | 6.601 | 357.94 | 635 | 76.5 |
| **6.066** | **$89,963,500** | **311** | **100.00** | **$289,272** | **6.438** | **358.05** | **661** | **80.2** |

### Range of Maximum Rates (Excludes 14 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 12.001 - 12.500 | $3,696,300 | 12 | 4.11 | $308,025 | 5.288 | 357.87 | 661 | 76.2 |
| 12.501 - 13.000 | $21,178,043 | 72 | 23.54 | $294,139 | 5.829 | 358.06 | 671 | 78.2 |
| 13.001 - 13.500 | $25,938,177 | 85 | 28.83 | $305,155 | 6.294 | 358.06 | 655 | 80.6 |
| 13.501 - 14.000 | $29,098,929 | 105 | 32.35 | $277,133 | 6.773 | 358.04 | 662 | 80.5 |
| 14.001 - 14.500 | $7,036,543 | 22 | 7.82 | $319,843 | 7.328 | 358.10 | 658 | 82.6 |
| 14.501 - 15.000 | $2,057,697 | 10 | 2.29 | $205,770 | 7.818 | 357.87 | 643 | 87.6 |
| 15.001 - 15.500 | $400,500 | 2 | 0.45 | $200,250 | 8.075 | 358.00 | 651 | 90.0 |
| 15.501 - 16.000 | $335,910 | 2 | 0.37 | $167,955 | 8.690 | 358.00 | 609 | 88.0 |
| 16.001 - 16.500 | $221,400 | 1 | 0.25 | $221,400 | 9.265 | 359.00 | 649 | 90.0 |
| **13.438** | **$89,963,500** | **311** | **100.00** | **$289,272** | **6.438** | **358.05** | **661** | **80.2** |

### Initial Periodic Rate Cap (Excludes 14 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 3.000 | $89,963,500 | 311 | 100.00 | $289,272 | 6.438 | 358.05 | 661 | 80.2 |

## Interest Only

## ARM and Fixed $93,918,150

## Detailed Report

### Initial Periodic Rate Cap (Excludes 14 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| | $89,963,500 | 311 | 100.00 | $289,272 | 6.438 | 358.05 | 661 | 80.2 |

### Subsequent Periodic Rate Cap (Excludes 14 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 2.000 | $89,963,500 | 311 | 100.00 | $289,272 | 6.438 | 358.05 | 661 | 80.2 |
| | $89,963,500 | 311 | 100.00 | $289,272 | 6.438 | 358.05 | 661 | 80.2 |

### Range of Lifetime Rate Floor (Excludes 14 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 5.001 - 6.000 | $24,874,343 | 84 | 27.65 | $296,123 | 5.748 | 358.04 | 669 | 77.9 |
| 6.001 - 7.000 | $55,037,107 | 190 | 61.18 | $289,669 | 6.547 | 358.05 | 659 | 80.5 |
| 7.001 - 8.000 | $9,094,240 | 32 | 10.11 | $284,195 | 7.439 | 358.05 | 655 | 83.7 |
| 8.001 - 9.000 | $736,410 | 4 | 0.82 | $184,103 | 8.356 | 358.00 | 632 | 89.1 |
| 9.001 - 10.000 | $221,400 | 1 | 0.25 | $221,400 | 9.265 | 359.00 | 649 | 90.0 |
| | $89,963,500 | 311 | 100.00 | $289,272 | 6.438 | 358.05 | 661 | 80.2 |

### Next Interest Adjustment Date (Excludes 14 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOANS | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 07/06 | $432,000 | 1 | 0.48 | $432,000 | 5.990 | 356.00 | 636 | 80.0 |
| 08/06 | $3,019,216 | 9 | 3.36 | $335,468 | 6.468 | 357.00 | 640 | 79.8 |
| 09/06 | $74,423,335 | 258 | 82.73 | $288,463 | 6.442 | 358.00 | 662 | 80.4 |
| 10/06 | $8,091,800 | 27 | 8.99 | $299,696 | 6.445 | 359.00 | 675 | 81.4 |
| 08/07 | $272,000 | 1 | 0.30 | $272,000 | 5.990 | 357.00 | 677 | 80.0 |
| 09/07 | $3,294,200 | 13 | 3.66 | $253,400 | 6.430 | 358.00 | 645 | 74.4 |
| 10/07 | $430,950 | 2 | 0.48 | $215,475 | 6.189 | 359.00 | 641 | 73.6 |
| | $89,963,500 | 311 | 100.00 | $289,272 | 6.438 | 358.05 | 661 | 80.2 |



SECURITIES CORPORATION
A Countrywide Capital Markets Company



## Silent Seconds

ARM and Fixed $83,962,204

Detailed Report

### Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

| | | Range |
|---|---|---|
| Total Number of Loans | 332 | |
| Total Outstanding Balance | $83,962,204 | |
| Average Loan Balance | $252,898 | $45,600 to $714,000 |
| WA Mortgage Rate | 6.634% | 5.150% to 11.450% |
| Net WAC | 6.125% | 4.641% to 10.941% |
| ARM Characteristics | | |
| WA Gross Margin | 6.031% | 4.950% to 6.990% |
| WA Months to First Roll | 22 | 4 to 59 |
| WA First Periodic Cap | 2.940% | 1.500% to 3.000% |
| WA Subsequent Periodic Cap | 1.970% | 1.500% to 2.000% |
| WA Lifetime Cap | 13.619% | 12.150% to 18.450% |
| WA Lifetime Floor | 6.619% | 5.150% to 11.450% |
| WA Original Term (months) | 360 | 360 to 360 |
| WA Remaining Term (months) | 358 | 356 to 359 |
| WA LTV | 80.51% | 28.26% to 95.00% |
| Percentage of Pool with CLTV > 100% | 0.00% | |
| WA FICO | 656 | |
| Secured by (% of pool) 1st Liens | 100.00% | |
| 2nd Liens | 0.00% | |
| Prepayment Penalty at Loan Orig (% of all loans) | 78.72% | |

| Top 5 States: | | Top 5 Prop: | | Doc Types: | | Purpose Codes | | Occ Codes | | Grades | | Orig PP Term | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CA | 67.59% | SFR | 73.28% | 2 Yr Full | 45.90% | PUR | 78.61% | OO | 98.48% | AA | 93.39% | 0 | 21.28% |
| IL | 6.19% | CND | 12.04% | Stated In | 41.04% | RCO | 19.04% | INV | 1.52% | A+ | 5.49% | 12 | 7.79% |
| NY | 4.23% | PUD | 6.46% | 1 Yr Full | 11.51% | RNC | 2.35% | | | B | 0.86% | 24 | 65.29% |
| FL | 2.90% | 2 FAM | 4.20% | 1 Yr Limit | 1.55% | | | | | C- | 0.27% | 36 | 5.64% |
| NV | 2.21% | APUD | 2.83% | | | | | | | | | | |

## Silent Seconds

## ARM and Fixed $83,962,204

## Detailed Report

| Description | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
| 30Y LIB6M | $1,791,700 | 5 | 2.13 | $358,340 | 5.970 | 358.06 | 699 | 81.7 |
| 1/29 LIB6M | $2,710,261 | 13 | 3.23 | $208,482 | 6.506 | 358.08 | 644 | 84.6 |
| 2/28 LIB6M | $30,098,617 | 142 | 35.85 | $211,962 | 6.936 | 358.17 | 639 | 80.1 |
| 2/28 LIB6M - IO | $41,480,688 | 138 | 49.40 | $300,585 | 6.426 | 358.04 | 667 | 80.7 |
| 3/27 LIB6M | $1,301,406 | 7 | 1.55 | $185,915 | 6.551 | 358.47 | 623 | 79.6 |
| 3/27 LIB6M - IO | $528,000 | 2 | 0.63 | $264,000 | 6.467 | 358.00 | 645 | 80.0 |
| 5/25 LIB6M | $1,667,778 | 6 | 1.99 | $277,963 | 6.703 | 358.10 | 631 | 77.2 |
| 30Yr Fixed | $3,605,004 | 16 | 4.29 | $225,313 | 6.828 | 358.44 | 670 | 79.3 |
| 30Yr Fixed - IO | $778,750 | 3 | 0.93 | $259,583 | 7.249 | 358.00 | 673 | 84.8 |
| | **$83,962,204** | **332** | **100.00** | **$252,898** | **6.634** | **358.11** | **656** | **80.5** |

| Description | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
| ARM 360 | $79,578,450 | 313 | 94.78 | $254,244 | 6.619 | 358.10 | 655 | 80.5 |
| Fixed 360 | $4,383,754 | 19 | 5.22 | $230,724 | 6.903 | 358.36 | 671 | 80.3 |
| | **$83,962,204** | **332** | **100.00** | **$252,898** | **6.634** | **358.11** | **656** | **80.5** |

| Range of Current Balance | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
| $25,000.01 - $50,000.00 | $93,600 | 2 | 0.11 | $46,800 | 8.369 | 358.00 | 675 | 72.4 |
| $50,000.01 - $75,000.00 | $743,266 | 12 | 0.89 | $61,939 | 8.048 | 358.16 | 586 | 79.2 |
| $75,000.01 - $100,000.00 | $1,834,530 | 20 | 2.18 | $91,727 | 7.373 | 358.39 | 610 | 81.0 |
| $100,000.01 - $150,000.00 | $6,772,750 | 54 | 8.07 | $125,421 | 6.889 | 358.18 | 625 | 79.4 |
| $150,000.01 - $200,000.00 | $8,355,620 | 47 | 9.95 | $177,779 | 6.736 | 358.17 | 659 | 78.9 |
| $200,000.01 - $250,000.00 | $10,364,839 | 45 | 12.34 | $230,330 | 6.744 | 358.09 | 655 | 79.9 |
| $250,000.01 - $300,000.00 | $12,206,933 | 44 | 14.54 | $277,430 | 6.498 | 358.14 | 662 | 81.6 |
| $300,000.01 - $350,000.00 | $9,513,894 | 29 | 11.33 | $328,065 | 6.643 | 358.10 | 643 | 81.3 |
| $350,000.01 - $400,000.00 | $12,527,572 | 33 | 14.92 | $379,623 | 6.455 | 358.00 | 677 | 80.9 |
| $400,000.01 - $450,000.00 | $10,133,800 | 24 | 12.07 | $422,242 | 6.356 | 358.08 | 662 | 81.5 |
| $450,000.01 - $500,000.00 | $5,738,700 | 12 | 6.83 | $478,225 | 6.597 | 357.83 | 665 | 82.1 |
| $500,000.01 - $550,000.00 | $1,542,000 | 3 | 1.84 | $514,000 | 6.849 | 358.66 | 673 | 81.2 |
| $550,000.01 - $600,000.00 | $3,420,700 | 6 | 4.07 | $570,117 | 6.416 | 358.51 | 665 | 79.8 |
| $700,000.01 - $750,000.00 | $714,000 | 1 | 0.85 | $714,000 | 7.990 | 358.00 | 571 | 60.0 |
| | **$83,962,204** | **332** | **100.00** | **$252,898** | **6.634** | **358.11** | **656** | **80.5** |

## Silent Seconds

### ARM and Fixed $83,962,204

### Detailed Report

**State**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| Arizona | $928,850 | 4 | 1.11 | $232,213 | 7.062 | 358.00 | 587 | 76.2 |
| Arkansas | $92,400 | 1 | 0.11 | $92,400 | 9.340 | 359.00 | 572 | 80.0 |
| California | $56,750,576 | 179 | 67.59 | $317,042 | 6.477 | 358.09 | 664 | 80.4 |
| Colorado | $1,486,561 | 7 | 1.77 | $212,366 | 6.790 | 357.87 | 636 | 81.7 |
| Connecticut | $767,200 | 4 | 0.91 | $191,800 | 6.516 | 358.16 | 644 | 80.0 |
| Florida | $2,433,775 | 13 | 2.90 | $187,213 | 6.796 | 358.20 | 647 | 82.0 |
| Georgia | $1,776,981 | 12 | 2.12 | $148,082 | 6.987 | 358.18 | 627 | 80.3 |
| Illinois | $5,200,439 | 26 | 6.19 | $200,017 | 6.676 | 358.13 | 661 | 82.1 |
| Kentucky | $364,000 | 3 | 0.43 | $121,333 | 6.459 | 358.26 | 608 | 82.6 |
| Louisiana | $51,000 | 1 | 0.06 | $51,000 | 9.790 | 358.00 | 518 | 85.0 |
| Maryland | $1,354,700 | 7 | 1.61 | $193,529 | 7.263 | 358.25 | 628 | 78.6 |
| Massachusetts | $464,103 | 2 | 0.55 | $232,052 | 9.158 | 357.51 | 574 | 80.3 |
| Michigan | $1,281,050 | 9 | 1.53 | $142,339 | 7.556 | 358.17 | 640 | 82.3 |
| Minnesota | $168,000 | 1 | 0.20 | $168,000 | 7.250 | 359.00 | 663 | 80.0 |
| Missouri | $106,125 | 2 | 0.13 | $53,063 | 8.292 | 358.50 | 560 | 76.5 |
| Nevada | $1,859,225 | 10 | 2.21 | $185,922 | 6.459 | 358.24 | 635 | 79.8 |
| New Jersey | $571,250 | 3 | 0.68 | $190,417 | 7.646 | 358.00 | 612 | 75.5 |
| New Mexico | $201,600 | 2 | 0.24 | $100,800 | 6.890 | 358.46 | 598 | 79.4 |
| New York | $3,550,938 | 12 | 4.23 | $295,912 | 6.783 | 358.43 | 672 | 82.7 |
| North Carolina | $516,496 | 4 | 0.62 | $129,124 | 8.285 | 358.25 | 588 | 84.4 |
| Ohio | $115,200 | 2 | 0.14 | $57,600 | 8.918 | 358.00 | 621 | 79.7 |
| Oklahoma | $161,925 | 2 | 0.19 | $80,963 | 8.169 | 358.00 | 538 | 85.0 |
| Oregon | $307,200 | 2 | 0.37 | $153,600 | 5.950 | 358.00 | 608 | 80.0 |
| Pennsylvania | $75,600 | 1 | 0.09 | $75,600 | 9.090 | 359.00 | 590 | 90.0 |
| Rhode Island | $558,150 | 3 | 0.66 | $186,050 | 7.309 | 358.00 | 635 | 64.6 |
| Tennessee | $343,140 | 4 | 0.41 | $85,785 | 7.042 | 358.57 | 632 | 81.1 |
| Texas | $279,600 | 1 | 0.33 | $279,600 | 6.540 | 358.00 | 650 | 80.0 |
| Utah | $240,000 | 1 | 0.29 | $240,000 | 6.840 | 358.00 | 677 | 80.0 |
| Virginia | $1,307,243 | 9 | 1.56 | $145,249 | 6.841 | 358.00 | 610 | 80.2 |
| Washington | $276,366 | 2 | 0.33 | $138,183 | 6.570 | 358.00 | 628 | 80.0 |
| Wisconsin | $372,510 | 3 | 0.44 | $124,170 | 7.510 | 358.18 | 613 | 81.5 |
| | **$83,962,204** | **332** | **100.00** | **$252,898** | **6.634** | **358.11** | **656** | **80.5** |

**Loan-to-Value Ratios**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| <= 50.00 | $130,000 | 1 | 0.15 | $130,000 | 9.290 | 358.00 | 524 | 28.3 |
| 50.01 - 55.00 | $375,000 | 2 | 0.45 | $187,500 | 6.324 | 358.00 | 691 | 51.0 |
| 55.01 - 60.00 | $892,500 | 2 | 1.06 | $446,250 | 7.870 | 358.00 | 565 | 59.4 |
| 60.01 - 65.00 | $196,000 | 1 | 0.23 | $196,000 | 8.990 | 358.00 | 502 | 62.2 |
| 65.01 - 70.00 | $705,053 | 6 | 0.84 | $117,509 | 8.456 | 357.85 | 599 | 69.0 |
| 70.01 - 75.00 | $3,084,996 | 11 | 3.67 | $280,454 | 7.139 | 358.03 | 617 | 73.9 |

## Silent Seconds

### ARM and Fixed $83,962,204

### Detailed Report

**Loan-to-Value Ratios**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 75.01 - 80.00 | $62,851,316 | 251 | 74.86 | $250,404 | 6.487 | 358.11 | 658 | 79.9 |
| 80.01 - 85.00 | $7,509,573 | 29 | 8.94 | $258,951 | 6.693 | 358.22 | 679 | 83.8 |
| 85.01 - 90.00 | $7,487,215 | 27 | 8.92 | $277,304 | 7.153 | 358.11 | 645 | 89.9 |
| 90.01 - 95.00 | $730,550 | 2 | 0.87 | $365,275 | 7.012 | 358.00 | 688 | 95.0 |
| | $83,962,204 | 332 | 100.00 | $252,898 | 6.634 | 358.11 | 656 | 80.5 |

**Range of Current Gross Coupon**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 5.001 - 5.500 | $2,558,550 | 7 | 3.05 | $365,507 | 5.355 | 357.92 | 662 | 78.5 |
| 5.501 - 6.000 | $17,399,673 | 56 | 20.72 | $310,708 | 5.844 | 358.13 | 672 | 80.4 |
| 6.001 - 6.500 | $21,960,050 | 85 | 26.15 | $258,354 | 6.288 | 358.14 | 660 | 81.1 |
| 6.501 - 7.000 | $24,596,378 | 104 | 29.29 | $236,504 | 6.779 | 358.09 | 664 | 80.4 |
| 7.001 - 7.500 | $9,153,598 | 35 | 10.90 | $261,531 | 7.303 | 358.17 | 653 | 81.8 |
| 7.501 - 8.000 | $4,492,741 | 18 | 5.35 | $249,597 | 7.801 | 358.09 | 612 | 77.1 |
| 8.001 - 8.500 | $781,346 | 5 | 0.93 | $156,269 | 8.246 | 358.00 | 601 | 87.2 |
| 8.501 - 9.000 | $1,041,439 | 10 | 1.24 | $104,144 | 8.749 | 358.13 | 543 | 80.5 |
| 9.001 - 9.500 | $1,179,200 | 7 | 1.40 | $168,457 | 9.372 | 358.33 | 586 | 81.0 |
| 9.501 - 10.000 | $573,625 | 4 | 0.68 | $143,406 | 9.947 | 358.00 | 532 | 78.0 |
| 11.001 - 11.500 | $225,603 | 1 | 0.27 | $225,603 | 11.450 | 357.00 | 510 | 70.0 |
| | $83,962,204 | 332 | 100.00 | $252,898 | 6.634 | 358.11 | 656 | 80.5 |

**Property Type**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| SFR | $61,530,991 | 241 | 73.28 | $255,315 | 6.581 | 358.11 | 654 | 80.5 |
| CND | $10,111,196 | 44 | 12.04 | $229,800 | 6.598 | 358.09 | 667 | 79.3 |
| PUD | $5,424,753 | 19 | 6.46 | $285,513 | 6.753 | 358.17 | 643 | 80.3 |
| 2 FAM | $3,527,919 | 15 | 4.20 | $235,195 | 7.212 | 358.23 | 661 | 82.7 |
| APUD | $2,380,320 | 10 | 2.83 | $238,032 | 6.683 | 358.13 | 685 | 81.0 |
| 4 FAM | $528,000 | 1 | 0.63 | $528,000 | 7.790 | 358.00 | 647 | 80.0 |
| CNDP | $459,025 | 2 | 0.55 | $229,513 | 7.129 | 358.00 | 648 | 88.6 |
| | $83,962,204 | 332 | 100.00 | $252,898 | 6.634 | 358.11 | 656 | 80.5 |

**Purpose**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| PUR | $66,002,201 | 258 | 78.61 | $255,822 | 6.652 | 358.13 | 662 | 80.9 |

## Silent Seconds

### ARM and Fixed $83,962,204

### Detailed Report

**Purpose**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| RCO | $15,986,991 | 64 | 19.04 | $249,797 | 6.508 | 358.03 | 631 | 78.8 |
| RNC | $1,973,011 | 10 | 2.35 | $197,301 | 7.048 | 358.38 | 642 | 80.9 |
| | **$83,962,204** | **332** | **100.00** | **$252,898** | **6.634** | **358.11** | **656** | **80.5** |

**Occupancy**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| OO | $82,689,519 | 323 | 98.48 | $256,005 | 6.604 | 358.11 | 657 | 80.5 |
| INV | $1,272,685 | 9 | 1.52 | $141,409 | 8.567 | 358.11 | 601 | 84.5 |
| | **$83,962,204** | **332** | **100.00** | **$252,898** | **6.634** | **358.11** | **656** | **80.5** |

**Range of Months Remaining to Scheduled Maturity**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 301 - 360 | $83,962,204 | 332 | 100.00 | $252,898 | 6.634 | 358.11 | 656 | 80.5 |
| | **$83,962,204** | **332** | **100.00** | **$252,898** | **6.634** | **358.11** | **656** | **80.5** |

**Collateral Grouped by Document Type**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 2 Yr Full Doc | $38,539,061 | 163 | 45.90 | $236,436 | 6.448 | 358.12 | 644 | 80.6 |
| Stated Income | $34,455,867 | 125 | 41.04 | $275,647 | 6.920 | 358.14 | 679 | 80.3 |
| 1 Yr Full Doc | $9,663,726 | 39 | 11.51 | $247,788 | 6.298 | 357.99 | 630 | 80.5 |
| 1 Yr Limited Doc | $1,303,550 | 5 | 1.55 | $260,710 | 7.080 | 358.10 | 582 | 84.2 |
| | **$83,962,204** | **332** | **100.00** | **$252,898** | **6.634** | **358.11** | **656** | **80.5** |

**Collateral Grouped by FICO**

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 781 - 800 | $580,799 | 3 | 0.69 | $193,600 | 6.248 | 358.00 | 789 | 80.0 |
| 761 - 780 | $2,939,770 | 8 | 3.50 | $367,471 | 6.363 | 358.19 | 767 | 81.5 |
| 741 - 760 | $3,212,125 | 11 | 3.83 | $292,011 | 6.297 | 358.23 | 749 | 82.0 |
| 721 - 740 | $2,516,550 | 10 | 3.00 | $251,655 | 6.410 | 358.17 | 731 | 80.7 |
| 701 - 720 | $7,547,160 | 28 | 8.99 | $269,541 | 6.376 | 358.12 | 712 | 80.9 |
| 681 - 700 | $7,859,616 | 28 | 9.36 | $280,701 | 6.532 | 358.13 | 690 | 80.4 |
| 661 - 680 | $12,933,010 | 45 | 15.40 | $287,400 | 6.552 | 358.10 | 672 | 80.5 |

## Silent Seconds

## ARM and Fixed $83,962,204

## Detailed Report

### Collateral Grouped by FICO

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 641 - 660 | $12,261,552 | 46 | 14.60 | $266,555 | 6.689 | 358.13 | 652 | 81.5 |
| 621 - 640 | $12,500,326 | 49 | 14.89 | $255,109 | 6.363 | 358.12 | 631 | 80.9 |
| 601 - 620 | $11,353,454 | 48 | 13.52 | $236,530 | 6.492 | 358.09 | 612 | 80.1 |
| 581 - 600 | $4,803,098 | 27 | 5.72 | $177,893 | 6.960 | 358.11 | 592 | 81.7 |
| 561 - 580 | $1,680,355 | 9 | 2.00 | $186,706 | 8.214 | 358.05 | 571 | 72.9 |
| 541 - 560 | $837,075 | 4 | 1.00 | $209,269 | 7.481 | 358.00 | 550 | 82.6 |
| 521 - 540 | $1,611,910 | 7 | 1.92 | $230,273 | 7.824 | 358.00 | 533 | 75.0 |
| 501 - 520 | $1,325,403 | 9 | 1.58 | $147,267 | 9.614 | 357.93 | 512 | 74.8 |
| | $83,962,204 | 332 | 100.00 | $252,898 | 6.634 | 358.11 | 656 | 80.5 |

### Grade

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| A+ | $4,605,456 | 25 | 5.49 | $184,218 | 7.514 | 358.13 | 584 | 77.7 |
| AA | $78,410,519 | 303 | 93.39 | $258,781 | 6.550 | 358.12 | 662 | 80.7 |
| B | $720,625 | 3 | 0.86 | $240,208 | 8.605 | 358.00 | 529 | 77.4 |
| C- | $225,603 | 1 | 0.27 | $225,603 | 11.450 | 357.00 | 510 | 70.0 |
| | $83,962,204 | 332 | 100.00 | $252,898 | 6.634 | 358.11 | 656 | 80.5 |

### Collateral Grouped by Prepayment Penalty Months

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 0 | $17,866,032 | 79 | 21.28 | $226,152 | 6.912 | 358.18 | 647 | 79.8 |
| 12 | $6,543,422 | 23 | 7.79 | $284,497 | 6.659 | 357.82 | 653 | 79.5 |
| 24 | $54,815,434 | 210 | 65.29 | $261,026 | 6.538 | 358.11 | 660 | 80.9 |
| 36 | $4,737,316 | 20 | 5.64 | $236,866 | 6.662 | 358.35 | 641 | 79.6 |
| | $83,962,204 | 332 | 100.00 | $252,898 | 6.634 | 358.11 | 656 | 80.5 |

### Range of Months to Roll (Excludes 19 Fixed Rate Mortgages)

| DESCRIPTION | WA MTR | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|---|
| 0 - 6 | 4 | $1,791,700 | 5 | 2.25 | $358,340 | 5.970 | 358.06 | 699 | 81.7 |
| 7 - 12 | 10 | $2,710,261 | 13 | 3.41 | $208,482 | 6.506 | 358.08 | 644 | 84.6 |
| 19 - 24 | 22 | $71,579,304 | 280 | 89.95 | $255,640 | 6.640 | 358.10 | 656 | 80.4 |
| 32 - 37 | 34 | $1,829,406 | 9 | 2.30 | $203,267 | 6.527 | 358.33 | 629 | 79.7 |
| >= 38 | 58 | $1,667,778 | 6 | 2.10 | $277,963 | 6.703 | 358.10 | 631 | 77.2 |
| | | $79,578,450 | 313 | 100.00 | $254,244 | 6.619 | 358.10 | 655 | 80.5 |

## Silent Seconds

## ARM and Fixed $83,962,204

## Detailed Report

**Range of Margin** (Excludes 19 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 4.001 - 5.000 | $93,900 | 1 | 0.12 | $93,900 | 6.590 | 358.00 | 636 | 79.0 |
| 5.001 - 6.000 | $74,051,159 | 284 | 93.05 | $260,744 | 6.529 | 358.10 | 661 | 80.8 |
| 6.001 - 7.000 | $5,433,391 | 28 | 6.83 | $194,050 | 7.843 | 358.07 | 572 | 77.3 |
| **6.031** | **$79,578,450** | **313** | **100.00** | **$254,244** | **6.619** | **358.10** | **655** | **80.5** |

**Range of Maximum Rates** (Excludes 19 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 12.001 - 12.500 | $2,558,550 | 7 | 3.22 | $365,507 | 5.355 | 357.92 | 662 | 78.5 |
| 12.501 - 13.000 | $17,399,673 | 56 | 21.86 | $310,708 | 5.844 | 358.13 | 672 | 80.4 |
| 13.001 - 13.500 | $21,157,050 | 81 | 26.59 | $261,198 | 6.286 | 358.14 | 659 | 81.1 |
| 13.501 - 14.000 | $22,449,474 | 95 | 28.21 | $236,310 | 6.777 | 358.07 | 664 | 80.4 |
| 14.001 - 14.500 | $7,719,748 | 29 | 9.70 | $266,198 | 7.292 | 358.11 | 647 | 81.9 |
| 14.501 - 15.000 | $4,492,741 | 18 | 5.65 | $249,597 | 7.801 | 358.09 | 612 | 77.1 |
| 15.001 - 15.500 | $781,346 | 5 | 0.98 | $156,269 | 8.246 | 358.00 | 601 | 87.2 |
| 15.501 - 16.000 | $1,041,439 | 10 | 1.31 | $104,144 | 8.749 | 358.13 | 543 | 80.5 |
| 16.001 - 16.500 | $1,179,200 | 7 | 1.48 | $168,457 | 9.372 | 358.33 | 586 | 81.0 |
| 16.501 - 17.000 | $573,625 | 4 | 0.72 | $143,406 | 9.947 | 358.00 | 532 | 78.0 |
| 18.001 - 18.500 | $225,603 | 1 | 0.28 | $225,603 | 11.450 | 357.00 | 510 | 70.0 |
| **13.619** | **$79,578,450** | **313** | **100.00** | **$254,244** | **6.619** | **358.10** | **655** | **80.5** |

**Initial Periodic Rate Cap** (Excludes 19 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 1.500 | $196,000 | 1 | 0.25 | $196,000 | 8.990 | 358.00 | 502 | 62.2 |
| 2.000 | $4,501,961 | 18 | 5.66 | $250,109 | 6.293 | 358.07 | 666 | 83.5 |
| 3.000 | $74,880,489 | 294 | 94.10 | $254,696 | 6.633 | 358.10 | 655 | 80.4 |
| | **$79,578,450** | **313** | **100.00** | **$254,244** | **6.619** | **358.10** | **655** | **80.5** |

**Subsequent Periodic Rate Cap** (Excludes 19 Fixed Rate Mortgages)

| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV |
|---|---|---|---|---|---|---|---|---|
| 1.500 | $4,697,961 | 19 | 5.90 | $247,261 | 6.405 | 358.07 | 659 | 82.6 |
| 2.000 | $74,880,489 | 294 | 94.10 | $254,696 | 6.633 | 358.10 | 655 | 80.4 |
| | **$79,578,450** | **313** | **100.00** | **$254,244** | **6.619** | **358.10** | **655** | **80.5** |

## Silent Seconds

## ARM and Fixed $83,962,204

## Detailed Report

| Range of Lifetime Rate Floor | | | | | | | | | (Excludes 19 Fixed Rate Mortgages) |
|---|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV | |
| 5.001 - 6.000 | $19,958,223 | 63 | 25.08 | $316,797 | 5.782 | 358.10 | 670 | 80.2 | |
| 6.001 - 7.000 | $43,606,524 | 176 | 54.80 | $247,764 | 6.538 | 358.10 | 662 | 80.8 | |
| 7.001 - 8.000 | $12,212,488 | 47 | 15.35 | $259,840 | 7.479 | 358.10 | 634 | 80.1 | |
| 8.001 - 9.000 | $1,822,785 | 15 | 2.29 | $121,519 | 8.534 | 358.07 | 568 | 83.4 | |
| 9.001 - 10.000 | $1,752,825 | 11 | 2.20 | $159,348 | 9.560 | 358.22 | 568 | 80.0 | |
| > 10.000 | $225,603 | 1 | 0.28 | $225,603 | 11.450 | 357.00 | 510 | 70.0 | |
| | **$79,578,450** | **313** | **100.00** | **$254,244** | **6.619** | **358.10** | **655** | **80.5** | |

| Next Interest Adjustment Date | | | | | | | | | (Excludes 19 Fixed Rate Mortgages) |
|---|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | CURRENT BALANCE | # OF LOAN | % OF TOTAL | AVERAGE BALANCE | GROSS WAC | REMG. TERM | FICO | ORIG LTV | |
| 03/05 | $1,678,100 | 4 | 2.11 | $419,525 | 5.999 | 358.00 | 704 | 81.9 | |
| 04/05 | $113,600 | 1 | 0.14 | $113,600 | 5.540 | 359.00 | 628 | 80.0 | |
| 09/05 | $2,486,261 | 12 | 3.12 | $207,188 | 6.529 | 358.00 | 635 | 85.0 | |
| 10/05 | $224,000 | 1 | 0.28 | $224,000 | 6.250 | 359.00 | 751 | 80.0 | |
| 07/06 | $432,000 | 1 | 0.54 | $432,000 | 5.990 | 356.00 | 636 | 80.0 | |
| 08/06 | $1,476,972 | 4 | 1.86 | $369,243 | 6.860 | 357.00 | 631 | 80.1 | |
| 09/06 | $60,436,097 | 233 | 75.95 | $259,382 | 6.660 | 358.00 | 655 | 80.3 | |
| 10/06 | $9,234,236 | 42 | 11.60 | $219,863 | 6.508 | 359.00 | 663 | 81.6 | |
| 09/07 | $1,219,006 | 7 | 1.53 | $174,144 | 6.650 | 358.00 | 622 | 79.6 | |
| 10/07 | $610,400 | 2 | 0.77 | $305,200 | 6.282 | 359.00 | 643 | 80.0 | |
| 09/09 | $1,493,378 | 5 | 1.88 | $298,676 | 6.564 | 358.00 | 630 | 76.9 | |
| 10/09 | $174,400 | 1 | 0.22 | $174,400 | 7.890 | 359.00 | 640 | 80.0 | |
| | **$79,578,450** | **313** | **100.00** | **$254,244** | **6.619** | **358.10** | **655** | **80.5** | |

**Deal Name:** CWL-EC1 Aggregate

**Detailed collateral info**

| | # of Loans | Balance | Avg. Balance | % of group balance | WAC | WARM | FICO | OLTV |
|---|---|---|---|---|---|---|---|---|
| **Aggregate** | 3,320 | $692,003,644 | $208,435 | 100 | 7.231 | 356 | 617 | 78.8 |
| **0-$50k** | 55 | $1,998,899 | $36,344 | 0.29 | 10.32 | 245 | 658 | 29.8 |
| **50-75k** | 227 | $14,076,475 | $62,011 | 2.03 | 8.473 | 328 | 608 | 68.2 |
| **75-100k** | 226 | $19,795,857 | $87,592 | 2.86 | 8.239 | 342 | 604 | 72.6 |
| **>900k** | NA | NA | NA | NA | NA | NA | NA | NA |
| | | | | | | | | |
| **FICO** | | | | | | | | |
| NA | NA | NA | NA | NA | NA | NA | NA | NA |
| <600 | 1,432 | $276,021,217 | $192,752 | 39.89 | 7.77 | 357 | 558 | 75.5 |
| 601-619 | 373 | $75,915,755 | $203,527 | 10.97 | 7.04 | 355 | 610 | 79.5 |
| 620-639 | 435 | $96,039,700 | $220,781 | 13.88 | 6.846 | 356 | 629 | 80.8 |
| 640-659 | 357 | $77,892,988 | $218,188 | 11.26 | 6.897 | 355 | 649 | 80.7 |
| | | | | | | | | |
| **LTV** | | | | | | | | |
| **80-85** | 422 | $93,621,354 | $221,852 | 13.53 | 7.146 | 357 | 615 | 84.3 |
| 85.01-90 | 566 | $129,210,390 | $228,287 | 18.67 | 7.304 | 358 | 627 | 89.6 |
| 90.01-95 | 270 | $55,300,205 | $204,816 | 7.99 | 7.486 | 357 | 657 | 94.8 |
| 95.01-100 | 97 | $17,180,278 | $177,116 | 2.48 | 7.822 | 358 | 663 | 100 |
| | | | | | | | | |
| Cash Out | 2,341 | $493,778,865 | $210,926 | 100 | 7.199 | 356 | 607 | 77.7 |
| | | | | | | | | |
| 2-4 family | 256 | $62,294,625 | $243,338 | 100 | 7.251 | 356 | 634 | 79.7 |
| | | | | | | | | |
| investment & 2nd home | 195 | $30,505,087 | $156,436 | 100 | 7.761 | 357 | 649 | 79 |
| | | | | | | | | |
| stated income self employed | 510 | $121,106,463 | $237,464 | 100 | 7.431 | 356 | 621 | 77.2 |
| state income wage earner | 882 | $197,636,621 | $224,078 | 100 | 7.34 | 355 | 638 | 80.4 |
| | | | | | | | | |
| IO | 325 | $93,918,150 | $288,979 | 100 | 6.45 | 358 | 661 | 80 |

| CLTV | DTI | % of Full Doc | % of Primary Owner | % Single Family | % of IO loans | % Cashout |
|---|---|---|---|---|---|---|
| 81.7 | | 53.94 | 95.59 | 76.35 | 13.57 | 71.35 |
| 97.4 | | 0.22 | 0.27 | 0.19 | 0.01 | 0.05 |
| 81.7 | | 1.45 | 1.66 | 1.62 | 0.01 | 1.18 |
| 82.1 | | 1.88 | 2.6 | 2.44 | 0.03 | 1.69 |
| NA | | NA | NA | NA | NA | NA |
| | | | | | | |
| NA | | NA | NA | NA | NA | NA |
| 76.3 | | 25.02 | 38.71 | 32.13 | 0.45 | 33.14 |
| 83.1 | | 6.56 | 10.6 | 8.38 | 1.3 | 8.05 |
| 83.4 | | 7.79 | 13.48 | 10.35 | 2.97 | 9.67 |
| 84.4 | | 5.38 | 10.88 | 8.32 | 2.83 | 8.08 |
| | | | | | | |
| 85.5 | | 7.89 | 12.49 | 10.48 | 2.11 | 10.65 |
| 90.2 | | 9.54 | 18.04 | 14.35 | 2.74 | 12.84 |
| 94.9 | | 3.04 | 7.94 | 6.01 | 0 | 4.4 |
| 100 | | 1.96 | 2.48 | 1.91 | 0 | 1.23 |
| | | | | | | |
| 78.3 | | 55.99 | 96.5 | 78.17 | 10.1 | 100 |
| | | | | | | |
| 80.8 | | 40 | 86.19 | 0 | 1.83 | 69.98 |
| | | | | | | |
| 79.5 | | 42.31 | 0 | 56.44 | 0 | 56.65 |
| | | | | | | |
| 79.2 | | 0 | 93.15 | 76.79 | 12.62 | 73.99 |
| 83.2 | | 0 | 95.29 | 73.24 | 11.5 | 64.62 |
| | | | | | | |
| 88.3 | | 59.52 | 100 | 78.94 | 100 | 53.09 |

| | Count | Balance | % of Balance | Gross Rate | Gross Margin |
|---|---|---|---|---|---|
| Not Scored | | | | | |
| 491 - 500 | 3 | $518,500.00 | 0.07 | 8.971% | 6.174% |
| 501 - 510 | 68 | $11,920,824.22 | 1.72 | 8.519% | 6.707% |
| 511 - 520 | 94 | $15,904,296.46 | 2.30 | 8.362% | 6.604% |
| 521 - 530 | 139 | $25,508,355.07 | 3.69 | 8.376% | 6.562% |
| 531 - 540 | 150 | $28,419,445.18 | 4.11 | 8.161% | 6.500% |
| 541 - 550 | 144 | $26,972,174.71 | 3.90 | 8.029% | 6.612% |
| 551 - 560 | 174 | $34,802,309.14 | 5.03 | 7.724% | 6.553% |
| 561 - 570 | 143 | $28,521,997.08 | 4.12 | 7.575% | 6.451% |
| 571 - 580 | 172 | $34,989,812.13 | 5.06 | 7.306% | 6.334% |
| 581 - 590 | 139 | $25,741,712.38 | 3.72 | 7.394% | 6.329% |
| 591 - 600 | 206 | $42,721,790.21 | 6.17 | 7.317% | 6.339% |
| 601 - 610 | 193 | $37,643,192.42 | 5.44 | 7.047% | 6.217% |
| 611 - 620 | 197 | $41,867,608.70 | 6.05 | 7.021% | 6.199% |
| 621 - 630 | 239 | $52,687,089.47 | 7.61 | 6.786% | 6.190% |
| 631 - 640 | 197 | $43,144,330.56 | 6.23 | 6.916% | 6.199% |
| 641 - 650 | 181 | $41,204,681.92 | 5.95 | 6.902% | 6.204% |
| 651 - 660 | 185 | $39,673,138.63 | 5.73 | 6.903% | 6.122% |
| 661 - 670 | 137 | $31,323,460.47 | 4.53 | 6.850% | 6.069% |
| 671 - 680 | 132 | $30,979,277.14 | 4.48 | 6.831% | 6.097% |
| 681 - 690 | 95 | $23,396,976.40 | 3.38 | 6.751% | 6.054% |
| 691 - 700 | 44 | $9,923,194.28 | 1.43 | 6.660% | 6.022% |
| 701 - 710 | 57 | $13,653,395.39 | 1.97 | 6.624% | 6.014% |
| 711 - 720 | 55 | $11,843,188.39 | 1.71 | 6.706% | 6.069% |
| 721 - 730 | 37 | $8,053,160.84 | 1.16 | 6.864% | 6.037% |
| 731 - 740 | 28 | $6,210,004.03 | 0.90 | 7.052% | 6.069% |
| 741 - 750 | 33 | $7,254,281.76 | 1.05 | 6.822% | 6.059% |
| 751 - 760 | 21 | $5,640,115.33 | 0.82 | 6.881% | 6.034% |
| 761 - 770 | 25 | $5,929,468.40 | 0.86 | 6.901% | 6.036% |
| 771 - 780 | 14 | $3,088,917.45 | 0.45 | 6.582% | 6.074% |
| 781 - 790 | 10 | $1,337,980.00 | 0.19 | 6.650% | 6.081% |
| 791 - 800 | 7 | $1,059,049.42 | 0.15 | 6.905% | 5.990% |
| 801 - 810 | 1 | $69,916.41 | 0.01 | 10.750% | |
| | | $692,003,643.99 | | | |

<u>fico</u>

| Gross Lifecap | Gross Lifefloor | Master & Sub Serv Fees | Sched Rem Term | Rem Amort | Orig Term | Initial Cap |
|---|---|---|---|---|---|---|
| | | | | | | |
| 15.853% | 8.853% | 0.509% | 358 | 358 | 360 | 3.000% |
| 15.499% | 8.499% | 0.509% | 357 | 357 | 359 | 2.959% |
| 15.360% | 8.360% | 0.509% | 358 | 358 | 360 | 3.000% |
| 15.343% | 8.343% | 0.509% | 358 | 358 | 360 | 3.000% |
| 15.131% | 8.131% | 0.509% | 358 | 358 | 360 | 2.988% |
| 14.995% | 7.998% | 0.509% | 357 | 357 | 359 | 2.988% |
| 14.698% | 7.698% | 0.509% | 358 | 358 | 360 | 2.866% |
| 14.591% | 7.591% | 0.509% | 357 | 357 | 359 | 2.885% |
| 14.330% | 7.330% | 0.509% | 357 | 357 | 359 | 2.875% |
| 14.309% | 7.309% | 0.509% | 355 | 355 | 357 | 2.953% |
| 14.263% | 7.282% | 0.509% | 356 | 356 | 358 | 2.812% |
| 13.972% | 6.978% | 0.509% | 355 | 355 | 357 | 2.866% |
| 13.911% | 6.911% | 0.509% | 354 | 354 | 356 | 2.932% |
| 13.747% | 6.747% | 0.509% | 356 | 356 | 358 | 2.852% |
| 13.863% | 6.863% | 0.509% | 356 | 356 | 358 | 2.922% |
| 13.894% | 6.894% | 0.509% | 356 | 356 | 358 | 2.882% |
| 13.783% | 6.783% | 0.509% | 352 | 352 | 354 | 2.872% |
| 13.757% | 6.757% | 0.509% | 356 | 356 | 358 | 2.962% |
| 13.826% | 6.826% | 0.509% | 356 | 356 | 358 | 2.912% |
| 13.695% | 6.695% | 0.509% | 356 | 356 | 358 | 2.880% |
| 13.552% | 6.552% | 0.509% | 356 | 356 | 358 | 2.931% |
| 13.543% | 6.543% | 0.509% | 357 | 357 | 359 | 2.878% |
| 13.682% | 6.682% | 0.509% | 357 | 357 | 359 | 2.819% |
| 13.715% | 6.715% | 0.509% | 348 | 348 | 350 | 2.968% |
| 13.741% | 6.741% | 0.509% | 347 | 347 | 349 | 2.846% |
| 13.736% | 6.736% | 0.509% | 351 | 351 | 353 | 2.802% |
| 13.748% | 6.748% | 0.509% | 353 | 353 | 354 | 2.789% |
| 13.561% | 6.561% | 0.509% | 347 | 347 | 349 | 3.000% |
| 13.262% | 6.262% | 0.509% | 347 | 347 | 349 | 3.000% |
| 13.126% | 6.126% | 0.509% | 342 | 342 | 344 | 2.805% |
| 13.407% | 6.407% | 0.509% | 326 | 326 | 328 | 3.000% |
| | | 0.509% | 238 | 238 | 240 | |

| Periodic Cap | Month to Next Adj | Provided LTV | Known FICOs | Avg Balance |
|---|---|---|---|---|
| | | | | |
| 2.000% | 22 | 78.0 | 500 | $172,833.33 |
| 1.986% | 22 | 69.3 | 506 | $175,306.24 |
| 2.000% | 23 | 72.0 | 515 | $169,194.64 |
| 2.000% | 22 | 72.2 | 526 | $183,513.35 |
| 1.994% | 23 | 73.6 | 535 | $189,462.97 |
| 1.994% | 22 | 73.2 | 546 | $187,306.77 |
| 1.933% | 21 | 77.1 | 555 | $200,013.27 |
| 1.942% | 21 | 75.5 | 565 | $199,454.53 |
| 1.937% | 21 | 77.9 | 576 | $203,429.14 |
| 1.976% | 22 | 80.3 | 586 | $185,192.18 |
| 1.906% | 22 | 78.5 | 596 | $207,387.33 |
| 1.934% | 23 | 81.3 | 606 | $195,042.45 |
| 1.966% | 22 | 79.7 | 615 | $212,525.93 |
| 1.926% | 21 | 80.9 | 626 | $220,448.07 |
| 1.961% | 22 | 81.5 | 635 | $219,006.75 |
| 1.941% | 22 | 81.4 | 646 | $227,650.18 |
| 1.936% | 21 | 82.7 | 656 | $214,449.40 |
| 1.981% | 24 | 82.9 | 665 | $228,638.40 |
| 1.956% | 23 | 83.1 | 676 | $234,691.49 |
| 1.940% | 22 | 84.0 | 686 | $246,283.96 |
| 1.965% | 22 | 81.8 | 695 | $225,527.14 |
| 1.939% | 23 | 83.6 | 705 | $239,533.25 |
| 1.909% | 20 | 83.9 | 716 | $215,330.70 |
| 1.984% | 22 | 83.2 | 726 | $217,653.00 |
| 1.923% | 21 | 85.1 | 737 | $221,785.86 |
| 1.901% | 20 | 84.2 | 746 | $219,826.72 |
| 1.894% | 19 | 87.2 | 755 | $268,576.92 |
| 2.000% | 24 | 82.9 | 764 | $237,178.74 |
| 2.000% | 26 | 83.5 | 776 | $220,636.96 |
| 1.902% | 18 | 82.5 | 784 | $133,798.00 |
| 2.000% | 22 | 76.5 | 795 | $151,292.77 |
| | | 100.0 | 807 | $69,916.41 |

Countrywide®
SECURITIES CORPORATION
A Countrywide Capital Markets Company



| FICO | Count | Balance | % of Balance | Gross Rate | Gross Margin | Gross Lifecap | Gross Lifefloor | Master & Sub Serv Fees | WA MI Fee | Sched Rem Term | Rem Amort | Orig Term | Initial Cap | Periodic Cap | Months to Next Adj | Provided LTV | Known FICOs | Avg Balance | LTV>80 w/MI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 491 - 500 | 3 | $518,500.00 | 0.07 | 8.971% | 6.174% | 15.853% | 8.853% | 0.509% | 0.000% | 358 | 358 | 360 | 3.000% | 2.000% | 22 | 78.0 | 500 | $172,833.33 | |
| 501 - 510 | 68 | $11,920,824.22 | 1.72 | 8.519% | 6.707% | 15.499% | 8.499% | 0.509% | 0.000% | 357 | 357 | 359 | 2.959% | 1.986% | 22 | 69.3 | 506 | $175,306.24 | |
| 511 - 520 | 94 | $15,904,296.46 | 2.30 | 8.362% | 6.604% | 15.360% | 8.360% | 0.509% | 0.000% | 358 | 358 | 360 | 3.000% | 2.000% | 23 | 72.0 | 515 | $169,194.64 | |
| 521 - 530 | 139 | $25,508,355.07 | 3.69 | 8.376% | 6.562% | 15.343% | 8.343% | 0.509% | 0.000% | 358 | 358 | 360 | 3.000% | 2.000% | 22 | 72.2 | 526 | $183,513.35 | |
| 531 - 540 | 150 | $28,419,445.18 | 4.11 | 8.161% | 6.500% | 15.131% | 8.131% | 0.509% | 0.000% | 358 | 358 | 360 | 2.988% | 1.994% | 23 | 73.6 | 535 | $189,462.97 | |
| 541 - 550 | 144 | $26,972,174.71 | 3.90 | 8.029% | 6.612% | 14.995% | 7.998% | 0.509% | 0.000% | 357 | 357 | 359 | 2.988% | 1.994% | 22 | 73.2 | 546 | $187,306.77 | |
| 551 - 560 | 174 | $34,802,309.14 | 5.03 | 7.724% | 6.553% | 14.698% | 7.698% | 0.509% | 0.000% | 358 | 358 | 360 | 2.866% | 1.933% | 21 | 77.1 | 555 | $200,013.27 | |
| 561 - 570 | 143 | $28,521,997.08 | 4.12 | 7.575% | 6.451% | 14.591% | 7.591% | 0.509% | 0.000% | 357 | 357 | 359 | 2.885% | 1.942% | 21 | 75.5 | 565 | $199,454.53 | |
| 571 - 580 | 172 | $34,989,812.13 | 5.06 | 7.306% | 6.334% | 14.330% | 7.330% | 0.509% | 0.000% | 357 | 357 | 359 | 2.875% | 1.937% | 21 | 77.9 | 576 | $203,429.14 | |
| 581 - 590 | 139 | $25,741,712.38 | 3.72 | 7.394% | 6.329% | 14.309% | 7.309% | 0.509% | 0.000% | 355 | 355 | 357 | 2.953% | 1.976% | 22 | 80.3 | 586 | $185,192.18 | |
| 591 - 600 | 206 | $42,721,790.21 | 6.17 | 7.317% | 6.339% | 14.263% | 7.282% | 0.509% | 0.000% | 356 | 356 | 358 | 2.812% | 1.906% | 22 | 78.5 | 596 | $207,387.33 | |
| 601 - 610 | 193 | $37,643,192.42 | 5.44 | 7.047% | 6.217% | 13.972% | 6.978% | 0.509% | 0.000% | 355 | 355 | 357 | 2.866% | 1.934% | 23 | 81.3 | 606 | $195,042.45 | |
| 611 - 620 | 197 | $41,867,608.70 | 6.05 | 7.021% | 6.199% | 13.911% | 6.911% | 0.509% | 0.000% | 354 | 354 | 356 | 2.932% | 1.966% | 22 | 79.7 | 615 | $212,525.93 | |
| 621 - 630 | 239 | $52,687,089.47 | 7.61 | 6.786% | 6.190% | 13.747% | 6.747% | 0.509% | 0.000% | 356 | 356 | 358 | 2.852% | 1.926% | 21 | 80.9 | 626 | $220,448.07 | |
| 631 - 640 | 197 | $43,144,330.56 | 6.23 | 6.916% | 6.199% | 13.863% | 6.863% | 0.509% | 0.000% | 356 | 356 | 358 | 2.922% | 1.961% | 22 | 81.5 | 635 | $219,006.75 | |
| 641 - 650 | 181 | $41,204,681.92 | 5.95 | 6.902% | 6.204% | 13.894% | 6.894% | 0.509% | 0.000% | 356 | 356 | 358 | 2.882% | 1.941% | 22 | 81.4 | 646 | $227,650.18 | |
| 651 - 660 | 185 | $39,673,138.63 | 5.73 | 6.903% | 6.122% | 13.783% | 6.783% | 0.509% | 0.000% | 352 | 352 | 354 | 2.872% | 1.936% | 21 | 82.7 | 656 | $214,449.40 | |
| 661 - 670 | 137 | $31,323,460.47 | 4.53 | 6.850% | 6.069% | 13.757% | 6.757% | 0.509% | 0.000% | 356 | 356 | 358 | 2.962% | 1.981% | 24 | 82.9 | 665 | $228,638.40 | |
| 671 - 680 | 132 | $30,979,277.14 | 4.48 | 6.831% | 6.097% | 13.826% | 6.826% | 0.509% | 0.000% | 356 | 356 | 358 | 2.912% | 1.956% | 23 | 83.1 | 676 | $234,691.49 | |
| 681 - 690 | 95 | $23,396,976.40 | 3.38 | 6.751% | 6.054% | 13.695% | 6.695% | 0.509% | 0.000% | 356 | 356 | 358 | 2.880% | 1.940% | 22 | 84.0 | 686 | $246,283.96 | |
| 691 - 700 | 44 | $9,923,194.28 | 1.43 | 6.660% | 6.022% | 13.552% | 6.552% | 0.509% | 0.000% | 356 | 356 | 358 | 2.931% | 1.965% | 22 | 81.8 | 695 | $225,527.14 | |
| 701 - 710 | 57 | $13,653,395.39 | 1.97 | 6.624% | 6.014% | 13.543% | 6.543% | 0.509% | 0.000% | 357 | 357 | 359 | 2.878% | 1.939% | 23 | 83.6 | 705 | $239,533.25 | |
| 711 - 720 | 55 | $11,843,188.39 | 1.71 | 6.706% | 6.069% | 13.682% | 6.682% | 0.509% | 0.000% | 357 | 357 | 359 | 2.819% | 1.909% | 20 | 83.9 | 716 | $215,330.70 | |
| 721 - 730 | 37 | $8,053,160.84 | 1.16 | 6.864% | 6.037% | 13.715% | 6.715% | 0.509% | 0.000% | 348 | 348 | 350 | 2.968% | 1.984% | 22 | 83.2 | 726 | $217,653.00 | |
| 731 - 740 | 28 | $6,210,004.03 | 0.90 | 7.052% | 6.069% | 13.741% | 6.741% | 0.509% | 0.000% | 347 | 347 | 349 | 2.846% | 1.923% | 21 | 85.1 | 737 | $221,785.86 | |
| 741 - 750 | 33 | $7,254,281.76 | 1.05 | 6.822% | 6.059% | 13.736% | 6.736% | 0.509% | 0.000% | 351 | 351 | 353 | 2.802% | 1.901% | 20 | 84.2 | 746 | $219,826.72 | |
| 751 - 760 | 21 | $5,640,115.33 | 0.82 | 6.881% | 6.034% | 13.748% | 6.748% | 0.509% | 0.000% | 353 | 353 | 354 | 2.789% | 1.894% | 19 | 87.2 | 755 | $268,576.92 | |
| 761 - 770 | 25 | $5,929,468.40 | 0.86 | 6.901% | 6.036% | 13.561% | 6.561% | 0.509% | 0.000% | 347 | 347 | 349 | 3.000% | 2.000% | 24 | 82.9 | 764 | $237,178.74 | |
| 771 - 780 | 14 | $3,088,917.45 | 0.45 | 6.582% | 6.074% | 13.262% | 6.262% | 0.509% | 0.000% | 347 | 347 | 349 | 3.000% | 2.000% | 26 | 83.5 | 776 | $220,636.96 | |
| 781 - 790 | 10 | $1,337,980.00 | 0.19 | 6.650% | 6.081% | 13.126% | 6.126% | 0.509% | 0.000% | 342 | 342 | 344 | 2.805% | 1.902% | 18 | 82.5 | 784 | $133,798.00 | |
| 791 - 800 | 7 | $1,059,049.42 | 0.15 | 6.905% | 5.990% | 13.407% | 6.407% | 0.509% | 0.000% | 326 | 326 | 328 | 3.000% | 2.000% | 22 | 76.5 | 795 | $151,292.77 | |
| 801 - 810 | 1 | $69,916.41 | 0.01 | 10.750% | | | | 0.509% | 0.000% | 238 | 238 | 240 | | | | 100.0 | 807 | $69,916.41 | |

| FICO | Count | Balance | % of Balance | Gross Rate | Gross Margin | Gross Lifecap | Gross Lifefloor | Master & Sub Serv Fees | WA MI Fee | Sched Rem Term | Rem Amort | Orig Term | Initial Cap | Periodic Cap | Months to Next Adj | Provided LTV | Known FICOs | Avg Balance | LTV>80 w/MI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 3320 | $692,003,643.99 | 100.00 | 7.231% | 6.271% | 14.174% | 7.175% | 0.509% | 0.000% | 356 | 356 | 358 | 2.903% | 1.952% | 22 | 79.6 | 617 | $208,434.83 | 0.00 |